SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

1 ANGEL COURT, LONDON,

ENGLAND, EC2R 7AG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS DOCUMENT AND THE ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or transfer, or have sold or otherwise transferred, all of your Prudential Shares, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you sell or transfer, or have sold or otherwise transferred, only part of your holding of Prudential Shares, please consult with the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and The Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document is not a prospectus but a shareholder circular and it does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any security, including Prudential Shares, Jackson Shares or any other securities of Prudential or Jackson. This Supplementary Circular is a circular which has been prepared in accordance with the UK Listing Rules and approved by the FCA.

Prudential plc

(incorporated in England and Wales with registered number 1397169)

LSE: PRU.L	HKSE: 2378	SGX-ST: K6S

Supplementary Circular to Shareholders

Proposed demerger of Jackson from the Prudential Group

This supplementary circular (the “Supplementary Circular”) is supplement to and must be read in conjunction with the circular dated 6 August 2021 (the “Circular”) previously sent to Shareholders and available on Prudential’s website which provides notice of the General Meeting relating to the Demerger to be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00 am UK time (5.00 pm Hong Kong / Singapore time) on 27 August 2021.

Your attention is drawn to the letter from the Chair of Prudential which is set out in Part I (Letter from the Chair of Prudential) in the Circular and which contains the unanimous recommendation from the Prudential Board that you vote in favour of the resolution to be proposed at the General Meeting referred to therein. You should read the whole of the Circular, this Supplementary Circular and the documents incorporated by reference to either document and the accompanying documents. In particular, your attention is drawn to the risk factors set out in Part III (Risk Factors) in the Circular.

Goldman Sachs, which is authorised by the Financial Conduct Authority and the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Prudential as sponsor and financial adviser and no one else in connection with the Demerger and will not be responsible to anyone other than Prudential for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Demerger, the contents of this document or any transaction, arrangement or other matter referred to in this document.

Citigroup, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Prudential as financial adviser and for no one else in connection with the Demerger and will not be responsible to anyone other than Prudential for providing the protections afforded to clients of Citigroup nor for providing advice in connection with the Demerger. Neither Citigroup, nor any of its subsidiaries, branches or affiliates, nor any of their respective directors or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, consequential, whether in contract, in tort, in delict, under statute or otherwise) to any person who is not a client of Citigroup in connection with this document, any statement contained herein, the Demerger or otherwise.

Apart from the responsibilities and liabilities, if any, which may be imposed on Goldman Sachs or Citigroup by FSMA or the regulatory regime established thereunder or under the regulatory regime of any other applicable jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Goldman Sachs nor Citigroup nor any of their respective affiliates, directors, officers, employees or advisers accepts any responsibility whatsoever for the contents of this document, or makes any representation or warranty, express or implied, in relation to this document, including its accuracy, completeness and verification or for any other statement made or purported to be made by them, or on their behalf, in connection with Prudential or its subsidiaries or the Demerger and nothing in this document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Goldman Sachs, Citigroup and their respective affiliates accordingly disclaim, to the fullest extent permitted by applicable law, all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise be found to have in respect of this document or any such statement.

The distribution of this document and the accompanying documents in or into jurisdictions other than the UK, Hong Kong, Singapore or the U.S. may be restricted by law or regulation and therefore any persons who are subject to the laws or regulations of any jurisdiction other than the UK, Hong Kong, Singapore or the U.S. should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction.

Capitalised terms used but not defined in this Supplementary Circular have the meanings given to them in the Circular.

A Chinese translation of this document is available online at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents and on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In the event of any inconsistency between such translation and the English version of this document, the English text shall prevail.

This document is dated 11 August 2021.

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IMPORTANT NOTICES

The contents of this Supplementary Circular are not to be construed as legal, business or tax advice. You should consult your solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

RELEVANT JURISDICTIONS

The distribution of this Supplementary Circular and the accompanying documents in or into jurisdictions other than the UK, Hong Kong, Singapore or the US may be restricted by law or regulation and therefore any persons who are subject to the laws or regulations of any jurisdiction other than the UK, Hong Kong, Singapore or the US should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. This Supplementary Circular does not constitute an offer or invitation to purchase, acquire or subscribe for any securities or a solicitation of an offer or invitation to purchase, acquire or subscribe for any securities pursuant to this Supplementary Circular or otherwise in any jurisdiction.

1.	Notes in relation to Australia

This Supplementary Circular has not been prepared to be in compliance with Australian law. The information disclosed in this Supplementary Circular may not comply with the disclosure requirements which would have been imposed and satisfied if this Supplementary Circular had been prepared in compliance with Australian law. This Supplementary Circular has not been, and will not be, lodged with the Australian Securities and Investment Commission.

2.	Notes in relation to Canada

The distribution of the Jackson Shares to Qualifying Shareholders in Canada will only be made pursuant to an exemption from the requirement that Jackson prepare and file a prospectus with applicable Canadian securities regulatory authorities. Information on Jackson can be found in the Information Statement, which is available online (subject to the restrictions provided therein) at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents.

Jackson is not a reporting issuer in any province or territory in Canada and the Jackson Shares are not listed on any stock exchange in Canada and there is currently no public market for the Jackson Shares in Canada. Shareholders in Canada are advised to seek legal advice prior to any resale of Jackson Shares.

3.	Notes in relation to Malaysia

Nothing in this Supplementary Circular constitutes the offer for subscription or purchase, or invitation to subscribe for or purchase, or sale, of Jackson Shares in Malaysia. No approval of, or recognition by, the Securities Commission of Malaysia has been or will be obtained for the making available, offer for subscription or purchase, or invitation to subscribe for or purchase, or sale, of Jackson Shares to Shareholders in Malaysia on the basis that the Jackson Shares will be made available to Shareholders pursuant to a distribution of shares in lieu of dividends and such distribution is exempted under Schedule 5 of the Capital Markets and Services Act 2007. Neither this Supplementary Circular nor any prospectus or other offering material or document has been or will be registered with the Securities Commission of Malaysia as a prospectus under the Capital Markets and Services Act 2007 on the basis that the Jackson Shares will not be sold, issued or offered for subscription or purchase, or be made the subject of an invitation for subscription or purchase, in Malaysia.

This Supplementary Circular may not be circulated or distributed in Malaysia, whether directly or indirectly, for the purpose of making available, or offer for subscription or purchase, or invitation to subscribe for or purchase, or sale, of Jackson Shares in Malaysia, other than to Qualifying Shareholders in connection with the distribution in lieu of dividends.

4.	Notes in relation to New Zealand

This Supplementary Circular does not constitute an offer or invitation to any person in New Zealand to subscribe for or purchase any securities in Prudential or Jackson, other than pursuant to clause 11 of Schedule 1 of the New Zealand Financial Markets Conduct Act 2013 (the “FMCA”). No product disclosure statement has been lodged with the New Zealand Registrar of Financial Service Providers in connection with the distribution of the Jackson Shares to Qualifying Shareholders in New Zealand. Accordingly, Part 3 of the FMCA shall not apply to the distribution; no product disclosure statement,

3

register entry or other disclosure document under the FMCA will be prepared in respect of the distribution and any information provided to you in respect of the Demerger is not required to, and may not, contain all of the information that a product disclosure statement, register entry or other disclosure document under New Zealand law is required to contain. If, in the future, you elect to directly or indirectly offer or sell any Jackson Shares, you undertake not to do so in a manner that could result in such offer or sale being viewed as requiring a product disclosure statement or other similar disclosure document or any registration or filing in New Zealand, any contravention of the FMCA or Prudential, Jackson, or any of their respective directors incurring any liability.

5.	Notes in relation to South Africa

The Demerger does not constitute an offer to the public as contemplated in the South African Companies Act, 71 of 2008 (as amended). Accordingly, this Supplementary Circular is not a prospectus under South African law, nor is it South African law compliant for any other purpose and has not been, and will not be filed, approved by or registered with the South African Companies and Intellectual Property Commission or any other South African authority. The information disclosed in this Supplementary Circular may not be the same as that which would have been disclosed if this Supplementary Circular had been prepared in accordance with South African law.

If South African Shareholders are in any doubt as to whether they may receive the Jackson Shares, they should seek advice from their professional advisers.

NO INCORPORATION OF WEBSITES

The contents of the Prudential Group’s or the Jackson Group’s websites do not form part of this Supplementary Circular and no one should rely on such websites.

FORWARD-LOOKING STATEMENTS

This Supplementary Circular may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its and Jackson’s future financial condition, performance, results, strategy and objectives.

Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential’s and Jackson’s actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the ability to complete the Demerger on the anticipated timeframe or at all; the realisation of anticipated benefits of the Demerger; the ability of the management of Jackson and its group to deliver on its business plan post-separation; the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by governments, regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential’s operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation, including interest rate rises as a response, and deflation and the performance of financial markets generally; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong IA, as Prudential’s Group-wide supervisor, as well as new government initiatives generally; given its designation as an Internationally Active Insurance Group (“IAIG”), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced

4

technological change; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical, social and financial impacts of climate change and global health crises on Prudential’s business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the effectiveness of reinsurance for Prudential’s businesses; the risk that Prudential’s operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential’s information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the M&G Demerger and, if and when completed, the Jackson Demerger; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading of the Circular. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements, including the Jackson Group, to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements contained in this document can be found under the ‘Risk Factors’ heading in Prudential’s 2020 Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as under the ‘Risk Factors’ heading of the subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and the subsequent Half Year Financial Report are available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this Supplementary Circular speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this Supplementary Circular or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the FCA, the SEC or other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading in Prudential’s 2020 Annual Report, the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the SEC, the ‘Risk Factors’ heading of the subsequent Prudential Half Year Financial Report and the ‘Risk Factors’ heading of the Circular. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

PRESENTATION OF FINANCIAL INFORMATION

Shareholders should consider the financial information relating to the Demerger included in the Circular. The basis of preparation of the financial information included in the Circular is set out in Part IV (Historical Financial Information on the Jackson Group) and Part V (Unaudited Pro Forma Financial Information for the Prudential Group) of the Circular.

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EXCLUSIVE JURISDICTION

Under Prudential’s Articles, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings brought by a Shareholder (in its capacity as such) against Prudential and/or the Directors and/or its professional service providers. It also applies to legal proceedings between Prudential and the Directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the Shareholder and such professional service provider.

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PART I

LETTER FROM THE CHAIR OF PRUDENTIAL

Prudential plc

(Incorporated in England and Wales with registered number 1397169)

Directors:		Registered office:
Shriti Vadera Michael Wells Mark FitzPatrick James Turner	Jeremy Anderson CBE Chua Sock Koong David Law Ming Lu Anthony Nightingale The Hon. Philip Remnant CBE Alice Schroeder Thomas Watjen Fields Wicker-Miurin OBE Jeanette Wong Yok Tak Amy Yip	Prudential plc 1 Angel Court, London EC2R 7AG United Kingdom Principal place of business in Hong Kong: 13th Floor, One International Finance Centre 1 Harbour View Street, Central Hong Kong

11 August 2021

Dear Shareholder,

Proposed demerger of the Jackson Group

Supplementary Circular

On 11 August 2020 the Prudential Board announced its intention to separate the Jackson Group from the Prudential Group. On 28 January 2021, the Prudential Board confirmed its intention to effect the separation of the Jackson Group by way of demerger.

On 6 August 2021, Prudential published its Circular providing details of the Demerger and the Notice of General Meeting relating to the Demerger to be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00 am UK time (5.00 pm Hong Kong / Singapore time) on 27 August 2021.

Prudential announced its half year interim results for the six month period ended 30 June 2021 on 11 August 2021 (the “Half-Year Results”).

The purpose of this Supplementary Circular is to provide Shareholders with notice of Prudential’s Half-Year Results. The Half-Year Results are set out in full in Section III (Half-Year Results for the Period Ended 30 June 2021).

Shareholders are referred to the Circular dated 6 August 2021 for further information including the recommendation from the Prudential Board to vote in favour of the Demerger.

Yours sincerely,

Shriti Vadera

Chair

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PART II

ADDITIONAL INFORMATION

1.	Responsibility statements

1.1	UK responsibility statement

Prudential and the Directors, whose names appear in Part I (Letter from the Chair of Prudential) on page 7, accept responsibility for the information contained in this Supplementary Circular. To the best of the knowledge and belief of Prudential and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Supplementary Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	Hong Kong responsibility statement

This Supplementary Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to Prudential. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this Supplementary Circular is accurate and complete in all material respects and is not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Supplementary Circular misleading.

2.	Consents

Goldman Sachs has given, and not withdrawn, its written consent to the issue of this Supplementary Circular with references to its name being included in the form and context in which it appears.

Citigroup has given, and not withdrawn, its written consent to the issue of this Supplementary Circular with references to its name being included in the form and context in which it appears.

3.	Significant change

Except as disclosed in this Supplementary Circular, there has been no significant change affecting any matter contained in the Circular and no other significant new matter has arisen which would have been required to be mentioned in the Circular if it had arisen at the time of the preparation of the Circular.

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PART III

HALF-YEAR RESULTS FOR THE PERIOD ENDED 30 JUNE 2021

Set out below are Prudential’s interim results for the six month period ended 30 June 2021, as announced on 11 August 2021.

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NEWS RELEASE 11 August 2021 PRUDENTIAL PLC HALF YEAR 2021 RESULTS

PRUDENTIAL DELIVERS RESILIENT PERFORMANCE AND MOVES FORWARD WITH STRATEGIC TRANSFORMATION

Performance highlights on a constant (and actual) exchange rate basis

•	APE sales[4] in Asia and Africa up 17 per cent (21 per cent) to $2,083 million, new business profit[12] up by 25 per cent (29 per cent) to $1,176 million

•	Adjusted operating profit[2] from continuing operations[1] up 19 per cent (22 per cent) to $1,571 million

•	Completion of strategic transformation through proposed demerger of Jackson, planned to complete in September 2021

•	Prudential plc continues to consider raising equity of around $2.5-3.0 billion through global offering to institutions and Hong Kong retail investors, after the proposed Jackson demerger

Mike Wells, Prudential plc’s Group Chief Executive, said: “We have delivered a resilient performance in the first half of 2021, against a backdrop of continuing economic and social challenges due to Covid-19 and the resulting volatility in consumer activity. Despite the constraints of the environment, our hard-working and dedicated staff and agents have continued to serve our customers and build value for our shareholders, while moving forward with our strategic transformation.

“Our operational performance in Asia and Africa reflects the strength of our strategy and our execution. In the first half of 2021, APE sales4 from Asia and Africa increased by 17 per cent11, while new business profit12 was up by 25 per cent11. This was delivered through our platform of around 560,000 agents16 and our access to more than 28,000 bank branches15.

“Our agency and bank channels were supported by our digital transformation during the period. We are developing the capability to become a digitally enabled organisation with the capacity to serve 50 million customers by 2025. We are focused on digitalising many of our products, services and experiences so that they can be delivered by Pulse, our digital platform and ecosystem. Since its launch in 2019 to 5 August 20216 Pulse had been downloaded around 30 million times. APE sales4,10 involving Pulse were $158 million in the first half of 2021. Our aspiration is that Pulse facilitates customer acquisition at scale, provides an enhanced customer experience, and acts as a platform for the business with scope for delivering future operational efficiency.

“We are continuing to move toward the proposed demerger of Jackson, the Group’s US business, which we plan to complete in September 2021, subject to shareholder approval. The proposed demerger will complete our strategic transformation to focus exclusively on our higher-growth and higher risk-adjusted return businesses in Asia and Africa.

“In order to enhance financial flexibility and de-lever the balance sheet, we continue to consider raising new equity of around $2.5-3.0 billion following the completion of the proposed Jackson demerger. Our preferred route is a fully marketed global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors. As an Asia-focused company, we believe there are clear benefits from increasing both our Asian shareholder base and the liquidity of our shares in Hong Kong. The allocation of any offering will take into account a number of criteria including the interests of existing shareholders and the strategic benefits of enhancing our shareholder base and liquidity in Hong Kong.

“We have been included as a designated insurance holding company under the Hong Kong Insurance Authority’s (IA) Insurance Ordinance, meaning that we are now subject to the Hong Kong IA’s Group-wide Supervision (GWS) Framework. The Hong Kong IA has confirmed the grandfathering of our $6.0 billion17 of subordinated debt and senior debt as capital. Our GWS capital position is strong, with shareholder surplus8,9 (excluding Jackson) at 30 June 2021 estimated at $10.1 billion, representing a coverage ratio of 383 per cent7. This compares with a corresponding surplus at 31 December 2020 of $9.4 billion5.

“We expect the vaccination programmes being rolled out during 2021 and 2022 to facilitate a gradual return to more normal economic patterns, although the pace of these programmes and their effect are likely to vary substantially, and give a degree of uncertainty over the economic outlook and therefore the performance of the business in the short term. Significant Covid-19 restrictions continue in many markets including Indonesia, Malaysia, Thailand and the Philippines, while more stringent limitations on movement have recently been introduced in India, Singapore and Vietnam, the impacts of which are likely to extend at least into the fourth quarter of 2021. There is also continuing uncertainty over the extent and the timing of the re-opening of the border between Hong Kong and China and we now expect that it will remain closed at least for the rest of this year. However, we are confident that the demand for our products will continue to grow in line with the structural growth in our chosen markets, and that our expanded offering and increasingly digitalised distribution platforms are well placed to meet this demand.”

Summary financials	Half year 2021 $m	Half year 2020 $m		Change on AER basis[3]	Change on CER basis[3]
Life new business profit from continuing operations[1,12]	1,176	912		29%	25%
Operating free surplus generated from continuing operations[1,13]	1,112	983		13%	9%
Adjusted operating profit from continuing operations[1,2]	1,571	1,286		22%	19%
IFRS profit after tax from continuing operations[1,14]	1,070	622		72%	64%
IFRS (loss) profit for the period after write-down of Jackson to fair value*	(4,637)	534		n/a	n/a

	30 Jun 2021			31 Dec 2020
	Total	Per share		Total	Per share
EEV shareholders’ equity (including Jackson)*	$45.8bn	1,752	¢	$54.0bn	2,070 ¢
IFRS shareholders’ equity (including Jackson)*	$15.7bn	601	¢	$20.9bn	800 ¢

*

The IFRS loss for the period includes a loss after tax of $(7.5) billion for the required write-down of Jackson to estimated fair value following the Board’s decision to demerge Jackson announced in the first half of 2021. This revaluation, together with Jackson’s IFRS profit after tax for the period of $1.8 billion, after adjusting for amounts taken directly to other comprehensive income and non-controlling interests, reduces IFRS shareholders’ equity by $(5.8) billion at 30 June 2021. The equivalent reduction in EEV shareholders’ equity is $(9.4) billion at the same date.

Notes

1	Continuing operations represents the Asia, Africa and head office functions of the Group following the reclassification of Jackson as held for distribution in the first half of 2021.
2

In this press release ‘adjusted operating profit’ refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.

3	Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statements.
4

APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.

5

Before allowing for the 2020 second interim ordinary dividend. The 2020 surplus has been restated so it is on a consistent basis as the position stated at 30 June 2021, which applies the GWS Framework. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as eligible Group capital resources. This has increased eligible capital resources by $1.6 billion compared to the LCSM basis. Other increases in the first half of 2021 largely reflect $0.8 billion of operating capital generation from the in-force business.

6	As at close on 5 August 2021.
7

GWS coverage ratio of capital resources over Group minimum capital requirement attributable to shareholder business. Shareholder business excludes the capital resources and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia. Under the GWS Framework, all central debt instruments (senior and subordinated) held at 14 May 2021, meet the transitional conditions set by the Hong Kong IA and are included as capital resources.

8	Estimated Group shareholder excluding Jackson GWS capital position at 30 June 2021 before allowing for the impact of the 2021 first interim dividend.
9

The Group shareholder excluding Jackson GWS capital position is presented before including the value of the proposed retained 19.7 per cent non-controlling economic interest in US operations. This retained interest is expected to be included in the Group GWS capital resources valued at 60 per cent of the market value.

10

APE sales involving Pulse are sales completed by agents on leads from digital campaigns captured within the Pulse customer management system or on leads from Pulse registrations, together with a small number of policies purchased via Pulse online.

11	On a constant exchange rate basis.
12	New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
13

Operating free surplus generated from insurance and asset management operations before restructuring costs. For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Further information is set out in ‘movement in Group free surplus’ of the EEV basis results.

14

IFRS profit after tax from continuing operations reflects the combined effects of operating results determined on the basis of longer-term investment returns, together with short-term investment variances, which for the first half of 2021 were driven largely by the movements in interest rates and equity markets in Asia, and other corporate transactions.

15	Number of branches as at 30 June 2021.
16	Number of agents as at 30 June 2021 and includes India.
17	Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.

Contact:

Media		Investors/analysts
Tom Willetts	+44 (0)20 3977 9760	Patrick Bowes	+44 (0)20 3977 9702
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0)20 3977 9215
Tan Ping Ping	+65 9654 8954

Notes to editors:

a.

The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group’s statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles issued by the European Insurance CFO Forum in 2016. The Group’s EEV basis results are stated on a post-tax basis and include the post-tax IFRS basis results of the Group’s asset management and other operations. The IFRS and EEV results are presented in US dollars and the basis of translation is discussed in note A1 of the IFRS financial statements. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

b.

EEV and adjusted IFRS operating profit for continuing operations is based on longer-term investment returns and is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, which for IFRS in half year 2021 were driven largely by the movements in interest rates and equity markets in Asia, and other corporate transactions. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark-to-market value movement on core borrowings. Separately on the IFRS basis, adjusted operating profit also excludes amortisation of acquisition accounting adjustments.

c.	Total number of Prudential plc shares in issue as at 30 June 2021 was 2,615,611,541.

d.	We expect to announce our 2021 Half Year Results to the London Stock Exchange at 9.30am UK time – 4.30pm HKT – 4.30am EST on Wednesday, 11 August 2021.

A pre-recorded presentation for analysts and investors will be available on-demand from 9.30am UK time – 4.30pm HKT – 4.30am EST using the following link: https://www.investis-live.com/prudential/60f55d0380fc9310005f3034/2021hy A copy of the script used in the recorded video will also be available from 9.30am UK time – 4.30pm HKT – 4.30am EST on 11 August 2021 on the Prudential plc’s website.

A Q&A call for analysts and investors will be held on the same day at 11.30am UK time – 6.30pm HKT – 6.30am EST.

Registration to a “listen in” only and online question facility

To register to listen into the conference call and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/60f55d142527a9160063c654/21hyqa The call will be available to replay afterwards using the same link.

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Dial-in details

A dial-in facility will be available to listen to the call and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, ie from 11.00am UK time – 6.00pm HKT – 6.00am EST).

Dial-in: +44 (0) 20 3936 2999 (UK and international) / 580 33 413 (HK) / 010 5387 5828 (China), Toll free: 0800 640 6441 (UK) / 800 908 350 (HK), Participant access code: 143518. Once participants have entered this code their name and company details will be taken.

Transcript

Following the call a transcript will be published on the results centre page of Prudential plc’s website on 13 August 2021.

Playback facility

Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 259667. This will be available from approximately 3.00pm UK time – 10.00pm HKT – 10.00am EST on 11 August until 11.59 pm UK time – 6.59pm EST on 25 August 2021 / 06.59am HKT on 26 August 2021.

e.	2021 First interim ordinary dividend

Ex-dividend date	19 August 2021 (UK, Hong Kong and Singapore)
Record date	20 August 2021
Payment of dividend	28 September 2021 (UK, Hong Kong and ADR holders) On or around 5 October 2021 (Singapore)

f.	About Prudential plc

Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people’s wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

g.	Discontinued operations

Throughout this results announcement ‘discontinued operations’ refers to the US operations (referred to as Jackson). All amounts presented refer to continuing operations unless otherwise stated, which reflect the Group following the proposed demerger of Jackson.

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h.	Forward-Looking Statements

This announcement may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its and Jackson’s future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential’s and Jackson’s actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the ability to complete the proposed demerger of Jackson Financial Inc. on the anticipated timeframe or at all; the realisation of anticipated benefits of the proposed demerger of Jackson; the ability of the management of Jackson Financial Inc. and its group to deliver on its business plan post-separation; the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by governments, regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential’s operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation, including interest rate rises as a response, and deflation and the performance of financial markets generally; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential’s Group-wide supervisor, as well as new government initiatives generally; given its designation as an Internationally Active Insurance Group (“IAIG”), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical, social and financial impacts of climate change and global health crises on Prudential’s business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the effectiveness of reinsurance for Prudential’s businesses; the risk that Prudential’s operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential’s information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc and, if and when completed, the demerger of Jackson Financial Inc.; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading of this document.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

i.	Cautionary Statements

This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

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Group Chief Executive’s report

We have delivered a resilient performance in the first half of 2021 against a backdrop of continuing economic and social challenges due to Covid-19 and the resulting continuing volatility in consumer activity. Despite the constraints of this environment, our hard-working and dedicated staff and agents have continued to deliver on our purpose of helping our customers get the most out of life by enabling them to become healthier and wealthier, as well as building long-term value for our shareholders and other stakeholders.

Our proposed demerger of Jackson will complete Prudential’s strategic transformation and will enable the post-demerger Group to focus exclusively on our higher-growth and higher risk-adjusted return businesses in Asia and Africa, making us one of the largest Asia and Africa-focused life insurance and asset management businesses.

In order to enhance financial flexibility and de-lever the balance sheet, as announced in January 2021 Prudential continues to consider raising new equity of around $2.5-3.0 billion following the completion of the proposed Jackson demerger. Our preferred route is a fully marketed global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors. Prudential has held discussions with shareholders, and the allocation of any offering will take into account a number of criteria including the interests of existing shareholders and the strategic benefits of enhancing its shareholder base and liquidity in Hong Kong. As part of this potential equity raise, Prudential will also consider a possible preferential offering to Hong Kong-resident eligible employees and agents.

We have significant investment appetite in Asia and Africa that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage, leveraging our scale and expertise. The Group continues to invest in its people and systems to ensure it has the resources to deliver on its long-term growth strategy and to develop the capacity to serve 50 million customers by 2025. This will be achieved by:

•	Delivering profitable growth in a socially responsible way;

•	Digitalising our products, services and experiences; and

•	Humanising our Company and advice channels.

Our expectation is that if we execute our Asia and Africa-focused strategy successfully, this will result in the long-term delivery of future shareholder returns through value appreciation, with a focus on achieving long-term double-digit growth in embedded value per share. This will in turn be supported by the growth rates of new business profit, which are expected to substantially exceed GDP growth rates in the markets in which the post-demerger Prudential Group will operate.

Supporting our stakeholders in the face of Covid-19

The health and wellbeing of our customers, distributors and colleagues is a high priority for us, and we are continuing to take action to protect our stakeholders against the impact of the Covid-19 pandemic, as well as supporting the communities in which we operate through this challenging time. We continue to offer Covid-19 protection for low-income groups in several of our lower-income markets, and we are assisting health ministries in supporting roll-outs of vaccination and providing information on Covid-19 management. We have paid out over 55,000 claims related to Covid-19 since the start of the pandemic. We have taken steps throughout the pandemic to support our agents to deal with customers remotely, and we are continuing to ensure that our staff work remotely where and when appropriate. Sadly, since the start of the pandemic 47 of our agents or staff24 have passed away due to Covid-19, and we have extended our sincerest condolences to their families, along with financial support.

Financial performance

Following the Board’s decision in the first half of 2021 to demerge Jackson, Jackson has been classified as held for distribution and treated as discontinued in this report. Accordingly, we have written down our interest in Jackson to fair value for both IFRS and EEV purposes. This revaluation, together with the results of Jackson, reduced IFRS shareholders’ equity by $(5.8) billion at 30 June 2021 and EEV shareholders’ equity by $(9.4) billion at the same date. Further discussion on Jackson is included in the Chief Financial Officer and Chief Operating Officer’s report, and we focus below on the major segments of our continuing business.

Our financial performance over the first half of 2021 reflects the quality of our execution in our chosen markets, despite the challenges created by Covid-19.

Life insurance new business sales (APE sales10) in Asia and Africa increased by 17 per cent6, on a constant exchange rate basis, to $2,083 million and related new business profit9 increased by 25 per cent6. Outside Hong Kong, overall APE sales were 31 per cent6 higher and new business profit increased by 48 per cent6. Our APE sales remain high quality, with health and protection business representing 28 per cent of APE sales and nine markets13 achieving double-digit growth in health and protection sales.

This growth in APE sales was the largest driver of the 25 per cent6 increase in new business profit to $1,176 million in the period. This growth in new business profit principally reflects underlying volume growth and favourable changes in product mix, as well as a marginal benefit from higher interest rates. Overall, nine Asia markets delivered double-digit growth, with the China JV, Singapore and Malaysia the major contributors to new business profit growth in the period.

Our adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit1) from continuing operations is up by 19 per cent6 to $1,571 million and our Group EEV (excluding Jackson) is up 22 per cent7 since 30 June 2020 to $43.2 billion. Insurance margin continues to be a significant contributor to our adjusted operating profit, and we continue to generate strong operational returns, with annualised operating return14 on average IFRS shareholders’ equity from continuing operations and annualised operating return25 on average EEV shareholders’ equity from continuing operations of 21 per cent and 8 per cent respectively. IFRS profit after tax from continuing operations was $1,070 million, compared with $653 million6 in the first half of 2020.

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As expected, Prudential has now been included as a designated insurance holding company under the Hong Kong Insurance Authority’s (IA) Insurance Ordinance, meaning that we are now subject to the Hong Kong IA’s Group-wide Supervision (GWS) Framework. The Hong Kong IA has confirmed the grandfathering of our $6.0 billion11 of subordinated debt and senior debt as capital. Our GWS capital position remains strong, with shareholder surplus2,3 (excluding Jackson) at 30 June 2021 estimated at $10.1 billion, representing a coverage ratio of 383 per cent4. This compares with a corresponding surplus at 31 December 2020 of $9.4 billion12, which represented a coverage ratio of 370 per cent4,12.

In line with our policy which applies a formulaic approach to first interim dividends, the Board has approved a 2021 first interim dividend of 5.37 cents per share (2020 first interim dividend: 5.37 cents per share).

Segmental APE sales and new business profit development

Our China JV benefited from robust growth in APE sales of 29 per cent6 supported by both our diversified agency and multi-partner bancassurance platform. We saw particularly strong growth in our agency channel, which had been impacted by Covid-19-related disruption in the prior period, as well as benefiting from seasonal sales and product campaigns that were focused on the first quarter of this year. The marked increase in new business profit was driven principally by the growth in agency sales and prioritisation of higher-margin products, as well as reflecting the benefit of higher interest rates at the end of the period.

In Hong Kong, new cross-border sales to Mainland China customers continue to be severely restricted by the ongoing border closure implemented in late January 2020. On the other hand, the domestic segment has demonstrated resilience, as lower APE sales were more than offset by our pivot to health and protection products, resulting in double-digit growth in new business profit from this segment. Overall APE sales were (35) per cent6 lower but new business profit was only (13) per cent6 below the prior period. The development of new business profit reflects the impact of lower APE sales partly offset by net favourable product mix.

In Indonesia, overall APE sales fell by (6) per cent6 reflecting the continuing Covid-19 disruption. Despite the fall in absolute sales amounts, we have seen a higher number of our lower case sized protection policies being sold in the period in turn driving total new policies 67 per cent higher. Our strength in the Sharia segment also added resilience to the business, as strong growth in smaller sized standalone protection policies led to a 2 per cent increase in new business profit for this segment. We continue to execute our strategy in difficult market conditions through our customer segmentation and product innovation, as well as increasing digital capability to mitigate the restrictions of Covid-19 on face-to-face agency sales. Overall new business profit was (17) per cent6 lower, reflecting lower volumes and the diversification of our product suite.

In Malaysia APE sales increased by 66 per cent6, driven by growth in agency production, which more than doubled compared with the prior period. The Takaful business continued its strong performance, with APE sales also more than doubling. New business profit was 59 per cent6 higher, driven by higher volumes but partly offset by tax changes and the effect of higher interest rates in the period.

In Singapore APE sales were 58 per cent6 higher, supported by robust growth across our agency and bancassurance distribution platforms. New business profit increased by 65 per cent6, reflecting higher volumes and the benefit of improved interest rates and other economic assumptions since 30 June 2020.

Our growth markets and other segment combines our high-potential businesses in Asia and Africa. Overall, these delivered 22 per cent6 growth in APE sales in the period, with a strong performance from a number of our larger businesses, including Vietnam up 16 per cent6, India up 33 per cent6, the Philippines up 55 per cent6 and our Africa businesses up 29 per cent6. In Thailand, APE sales were up 8 per cent6, driven by our enhanced distribution agreement with TMB Bank from the start of the year, particularly in the first quarter. Renewed Covid-19-related disruption beginning in April led to lower performance in the second quarter than in the first. New business profit for the entire segment was 44 per cent6 higher than the prior period, driven largely by higher sales and favourable country and product mix, as well as, albeit small in size, the first-time recognition of Africa new business profit in the period.

Eastspring delivered a 3 per cent7 increase in total funds under management compared with the end of 2020 to $254.0 billion on an actual exchange rate basis, based on net inflows from our internal Asia life funds, net positive market and currency movements. There were net outflows on external funds, with the change in the resulting mix of funds contributing to an increase in fee margin.

Focus on growth opportunities in Asia and Africa

Our strategy in our Asia and Africa businesses is aligned with the supportive structural trends in those regions. Despite the rapid rise in prosperity in Asia, people in Asia still have low levels of insurance cover, with 40 per cent of health and protection spend still paid out of pocket20, and an estimated 80 per cent of the population of Asia still without insurance cover5. Combined with rising prosperity and ageing populations, this creates a large and growing health and protection gap that has been estimated at $1.8 trillion17. Even larger is the estimated $83 trillion mortality gap18, representing the income that families forgo if they lose their breadwinner. In Africa, where the population is expected to double to more than 2 billion people by 205019, less than 50 per cent of people have access to modern health facilities21.

These long-term trends underpin rising demand for savings and protection across both Asia and Africa, and create significant opportunity for growth and value creation. We have trusted brands, digitally enhanced multi-channel distribution and capabilities to differentiate our insurance and asset management products and services. By tailoring these products and services to specific consumer segments and markets, we are well positioned to meet the growing health, protection and long-term savings needs of our customers in these geographies.

We have significant investment appetite that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage, leveraging our scale and expertise. We will continue to build on our leading positions in

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Hong Kong and South-east Asia, and we see the greatest growth opportunities in the largest economies of China, India, Indonesia and Thailand.

In Mainland China we have a substantial opportunity to deepen our presence across our nationwide footprint of 20 branches and 99 cities, which spans more than 80 per cent of China’s economy and life insurance market23, leveraging our multi-channel distribution capabilities. China continues to have very low levels of insurance penetration, and recent regulatory developments and consumer demand support further growth both in health and protection and pension products and services. We have a particular focus on areas with the greatest economic growth potential, a strategy aligned with the Chinese government’s ‘City Cluster Model’, centred on Beijing, Shanghai and the Greater Bay Area, a region which, if it were a separate country, would be one of the 10 largest economies in the world. We intend to continue to focus on building a professional, high-quality health and protection-capable agency force. Over time, as our agency force matures and builds experience, we expect this to result in substantially enhanced productivity, providing additional support to our growth trajectory. We will also continue to build-out our bancassurance distribution network with multiple partners throughout China, and to broaden our product offering to address opportunities in wealth management, pensions and in meeting the insurance needs of small to medium-sized enterprises (SMEs).

Mainland China customers are an important customer segment for our Hong Kong business, although new sales have been severely curtailed following the closure of the border between Mainland China and Hong Kong implemented in late January 2020. Based on our own and third-party surveys, we believe there is latent demand from Mainland China customers for our Hong Kong product suite. As a result, we expect to see the return of this important source of new business when the border between Mainland China and Hong Kong reopens and visitor arrivals normalise. Additionally, supportive regulatory developments such as Wealth and Insurance Connect between the Greater Bay Area and Hong Kong will further enhance our Hong Kong business’s ability to serve Mainland China customers.

In Indonesia, we will continue to execute our strategy of upgrading our agency force and building our bancassurance presence, while broadening our product set from its unit-linked core. We see great potential in broadening our customer base, notably in further developing our leadership in the Sharia market, and leveraging our digital capabilities based on the Pulse app to address the substantial needs of the mass market and SME customer segments.

In Singapore, we see significant prospects in expanding the servicing of the high net worth and SME markets, alongside supporting a fast-ageing population to address under-covered retirement and health needs. We have launched Pulse Wealth in Singapore as we expand our customer offering and we plan a similar roll-out in high-income markets across the Group.

Our growth market and other segment incorporates our businesses in India and Thailand, as well as Vietnam, the Philippines, Cambodia, Laos, Taiwan and Myanmar and our businesses in Africa.

In India, we own 22 per cent of our life insurance JV, ICICI Prudential, and 49 per cent of our asset management JV, ICICI Prudential Asset Management. As the businesses grow, both in terms of scale and profitability, we see opportunity to increase our presence in this important market. ICICI Prudential has indicated its intent to double its 2019 new business profit over four years, and further increase its weight of health and protection business. This would be driven by deepening its penetration of under-served customer segments, enhancing its distribution footprint and increasing its focus on pension and annuity business. Its strategy of growing protection business is aligned with the Indian government’s ambition to increase insurance penetration, with growth supported by increasing online term business and exploring partnerships with loan providers. The business will continue to focus on enhancing persistency by encouraging long-term customer behaviour and improving productivity by leveraging its scale and digital platform.

In Thailand, we are focused on delivering the strategic benefits of recent investments and intend to upscale our position significantly. We see a very substantial value opportunity from our enhanced TMB and UOB bank partnerships and acquisition of TMBAM and TFund, which established Prudential as a top-five player in the mutual fund market. We intend to increase our share of the high net worth and affluent bancassurance segment by delivering integrated wealth, health and retirement solutions. We also plan on increasing our share of the health and protection bancassurance market by aligning our distribution and simplifying our product proposition supported by a specialist health and protection-focused wholesaling unit. In addition, we see a very significant opportunity to leverage our Pulse digital capabilities, in conjunction with digital partners, to increase our health and protection penetration of the mass market.

In Africa we have built a rapidly growing multi-product business since 2014, with operations now in eight countries across the continent. Our business is well-positioned to expand and accelerate growth, building on the strong foundations established over the last seven years as we seek to meet the growing health and savings needs of a rapidly growing working-age population and middle-class consumers. Our expansion has been underpinned by a range of approaches tailored to local market opportunities and includes joint ventures and building on established partnerships. Regional leadership has been consolidated from London into Nairobi, our East Africa base, and two-way sharing of best practice and innovation is taking place with the rest of the Group’s operations in Asia.

Our pan-Asia asset manager, Eastspring, is one of the largest pan-Asia asset managers managing $254.0 billion in assets across 11 markets in Asia and is a top-10 asset manager in seven of those markets. We continue to diversify the product set and intend to accelerate Eastspring’s development as a leader in Asia by broadening its investment strategies and making wealth services more accessible at lower levels of individual contributions.

To support its ambition, Eastspring’s strategic objectives include developing its distribution, product range and investment advisory capability, while continuing to enhance support for the asset management needs of Prudential’s life insurance business. In developing its capabilities, Eastspring will further integrate its offerings with those of the Group’s life business, to enable the Group to offer services seamlessly across the full spectrum of life, health and wealth products. Eastspring will leverage the Group’s established distribution channels as well as continue to build its third-party mandates from international asset allocators.

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Distribution strategy

The Group believes in a multi-channel and integrated distribution strategy for the Group’s business which can adapt and respond flexibly depending on local market conditions. The Group’s distribution network covers agency, bancassurance and non-traditional partnerships, including digital. In the first half of 2021, new business profit split by channel was: 67 per cent agency, 31 per cent bancassurance and 2 per cent others. We continue to support the sales process becoming more virtual across our markets and products, and in the first half of 2021 virtual sales represented 39 per cent of new cases sold through agency and 30 per cent of bancassurance new cases.

Our distribution network covers agency, bancassurance, brokers and non-traditional partnerships. We have around 560,000 licensed tied agents across our life insurance markets15 and agent recruits of over 60,000 in the first half of 2021. Our agency channel is a core component of our success given the high proportion of high margin protection products sold. Across all channels, such products comprised 55 per cent of our new business profit in the first half of 2021.

We are developing the capability to become a digitally-enabled organisation, in order to facilitate customer acquisition at scale. We are focused on digitalising many of our products, services and experiences so that they can be delivered by Pulse, our digital platform and ecosystem which builds on our existing distribution channels and trusted brand.

Pulse

Pulse is a free-to-download digital mobile application that offers artificial intelligence (AI)-powered self-help tools and information to serve users at any time.

Pulse is aimed at attracting a new, younger generation of customers from the middle and lower-income segments, in addition to serving customers within our current demographic and income groups. The majority of Pulse users22 are in the 18 to 35 age group, compared with the average age of an existing Prudential policyholder of around 40. By 5 August, Pulse had been downloaded around 30 million times since its introduction in 2019, and has now been launched in 11 different languages across 17 markets in Asia and Africa, with varying levels of development. The proof of this execution and innovation is demonstrated in the $158 million of APE sales8 involving Pulse in the first half of 2021, representing 10 per cent of our APE sales in markets where Pulse is available.

Our aspiration is for Pulse to act both as a complementary tool for sourcing and managing new business to enhance customer experience and as a future platform for the business, with scope for delivering future operational efficiency.

Pulse is designed with the intention to provide a single digital means of delivering frictionless customer experience, and enables people to engage with a range of health and wellness services. We believe that this will provide significantly enhanced customer fulfilment, online servicing and an advanced claims experience. We work with multiple partners to provide Pulse’s products and services, and to date we have entered into 47 key digital partnerships.

As a platform for the business, Pulse can provide end-to-end processing and partnership integration, better positioning us to achieve both scale and efficiency and enhancing our operating model. Agents have the ability to sell Prudential products virtually within the Pulse platform in the Philippines, Malaysia and Indonesia, while e-claims are available in Indonesia, Malaysia, Cambodia, the Philippines and Myanmar.

Al-Noor Ramji, who has been with the Group since 2016, has indicated that after a long career in technology he wishes to retire at the end of 2021. Al-Noor has responsibility for developing and executing the Group’s integrated long-term digital strategy. He has also built and led a strong operational and management team to support the successful launch of Pulse across many of our markets. Boon Huat Lee, currently a senior member of the Pulse management team and based in Singapore, has been appointed PCA Chief Digital Officer and will continue to take forward our digital strategy. We thank Al-Noor for his very significant contribution.

Decarbonising our portfolio16

As a significant asset manager and asset owner in regions forecast to be severely impacted by global warming, Prudential has a distinctive role to play in the transition to a low-carbon economy. We are decarbonising our investment portfolio and have announced our intention that the assets we hold on behalf of our insurance companies will become ‘net zero’ by 2050. To deliver on this, we will divest from all investments in businesses that derive more than 30 per cent of their income from coal, with equities to be fully divested by the end of 2021, and fixed-income assets by the end of 2022. We will also make a 25 per cent reduction in the carbon emissions of all shareholder and policyholder assets by 2025, and we will engage directly on this subject with companies responsible for 65 per cent of the emissions in our portfolio.

Outlook

Throughout the Covid-19 crisis that dominated 2020 and has continued to dominate 2021, Prudential demonstrated its ability to adapt at pace to meet existing and new customer needs, and maintain resilient IFRS operating earnings, driven by the compounding nature of regular-premium income and the focus on health and protection-led insurance margin income.

We expect the vaccination programmes being rolled out during 2021 and 2022 to facilitate a gradual return to more normal economic patterns, although the pace of these programmes and their effect are likely to vary substantially and give a degree of uncertainty over the economic outlook and therefore the performance of the business in the short term. Significant Covid-19 restrictions continue in many markets including, Indonesia, Malaysia, Thailand and the Philippines, while more stringent limitations on movement have recently been introduced in India, Singapore and Vietnam, the impacts of which are likely to extend at least into the fourth quarter of 2021. There is also continuing uncertainty over the extent and timing of the reopening of the border between Hong Kong and China and we now expect that it will remain closed at least for the rest of this year.

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In our operational planning, we are working on the basis that the effects of Covid-19 will continue to disrupt economies around the world for some time to come. We are managing our operations tightly so that we can deal with any such extended disruption by focusing on agility in distribution, innovation in product development and high-touch engagement to maintain customer retention. Our strengths in customer contact and service position us well in maintaining the resilience of our business. In those large and high-potential markets where we are currently relatively smaller players, we remain confident that our business will continue to strengthen, given the underlying long-term growth trends.

We are confident that the demand for our products will continue to grow in line with the structural growth in our chosen markets, and that our expanded offering and increasingly digitalised distribution platforms are well placed to meet this demand. We believe that the proposed demerger of Jackson will give the post-demerger Prudential Group the opportunity to increase the growth trajectory of our Asia and Africa businesses.

Notes

1

‘Adjusted operating profit’ refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.

2	Estimated Group shareholder excluding Jackson GWS position at 30 June 2021 before allowing for the impact of the 2021 first interim dividend.
3

The Group shareholder excluding Jackson GWS position is stated before including the value of the proposed retained 19.7 per cent non-controlling economic interest in US operations. This retained interest is expected to be included in the Group GWS capital resources valued at 60 per cent of the market value.

4

GWS coverage ratio of capital resources over Group minimum capital requirement attributable to shareholder business. Shareholder business excludes the capital resources and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia. Under the GWS Framework, all central debt instruments (senior and subordinated) held at 14 May 2021, meet the transitional conditions set by the Hong Kong IA and are included as capital resources.

5	Prudential estimate based on number of in-force policies over total population.
6	On a constant exchange rate basis.
7	On an actual exchange rate basis.
8

APE sales involving Pulse are sales completed by agents on leads from digital campaigns captured within the Pulse customer management system or on leads from Pulse registrations, together with a small number of policies purchased via Pulse online.

9	New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
10

APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.

11	Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.
12

Before allowing for the 2020 second interim ordinary dividend. The 2020 surplus has been restated so it is on a consistent basis as the position stated at 30 June 2021, which applies the GWS Framework. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as eligible Group capital resources. This has increased eligible capital resources by $1.6 billion compared to the LCSM basis. Other increases in the first half of 2021 largely reflect $0.8 billion of operating capital generation from the in-force business.

13	Includes eight Asia markets plus Africa.
14	Annualised profits have been calculated by multiplying half year profits by two. Further information can be found in note II of the Additional financial information.
15	Number of agents as at 30 June 2021 and includes India.
16

The portfolio, with a value of $128 billion as at 31 December 2020, excludes unit-linked funds and assets held by joint venture businesses. Following the announcement of the intent to demerge Jackson Financial Inc (Jackson), the Jackson business and all assets it holds are also excluded from these commitments. In addition, this policy cannot be applied to certain externally-managed collective investment scheme balances.

17	Source: Swiss Re Institute: The health protection gap in Asia, October 2018.
18	Source: Swiss Re Institute: Closing Asia’s mortality protection gap, July 2020.
19	Source: The Economist, Special report, Mar 28th 2020 edition.
20	Source: World Health Organisation: Global Health Observatory data repository (2018). Out of pocket expenditure as percentage of current health expenditure.
21	Source: Health and Diseases in Africa, October 2017 (nih.gov).
22	A majority of Pulse users who submitted demographic data aggregated across Pulse markets.
23	Based on 2020 data. Source: China National Bureau of Statistics.
24	Excluding joint ventures and associates.
25	Annualised profits have been calculated by multiplying half year profits by two. Further information can be found in note B of the Additional EEV financial information.

9

Group Chief Financial Officer and Chief Operating Officer’s report on the 2021 first half financial performance

Our financial performance over the first half of 2021 reflects the continued successful execution of our Asia and Africa strategy. This is built on leading positions in markets that offer the largest structural growth potential, and our focus on the provision of recurring premium health, protection and savings products, and driven by a diversified, agile and digitally-enabled distribution platform. Despite ongoing Covid-19-related disruption in several markets, I am pleased to report that our business delivered a robust performance across our financial metrics, which are discussed further below.

In the first half of the year, we continued to work on the separation of Jackson and plan to complete the proposed demerger, subject to shareholder approval, in September 2021. For this half year, Jackson is treated as a discontinued operation for financial reporting purposes and excluded from our key KPIs which focus on the continuing parts of our business. The value of our interest in Jackson was written down to fair value in our balance sheet as of 30 June 2021, and following the demerger the 19.7 per cent non-controlling economic interest (19.9 per cent voting interest) which we propose to hold will be marked to market.

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement, unless otherwise noted.

The total IFRS loss after tax for the first half of 2021 was $(4,637) million (2020: $565 million1 profit after tax), which comprised a $1,070 million profit after tax from continuing operations and a $(5,707) million loss after tax from discontinued operations. This loss from discontinued operations is due to the write-down of Jackson to its estimated fair value following its classification as held for distribution in the first half of 2021. The Jackson business generated a profit after tax of $1,800 million in the period, of which the Group’s share was $1,600 million. Further discussion on Jackson is included in the section headed Loss from discontinued operations – Jackson which appears later in this report. As a consequence of the write-down of Jackson, IFRS shareholders’ equity fell from $20.9 billion at the end of 2020 to $15.7 billion at 30 June 2021. The remainder of this summary will focus on the Group’s continuing operations.

The addition of profitable new life insurance business is the key operational driver of the development of the Group’s (excluding Jackson) EEV shareholders’ equity. New business profit grew by 25 per cent1 to $1,176 million in the period. In addition to the generation of new business profit, the main components of our embedded value operating return are the expected return on in-force business, the effect of operating variances and assumptions changes, if any, and the contribution of asset management profit from Eastspring. The in-force expected return increased by 15 per cent1 reflecting growth in the in-force balance since the first half of 2020 and rising interest rates.

In combination, these developments, alongside lower central and restructuring costs, supported an EEV operating profit from continuing operations of $1,749 million, equivalent to an annualised return13 on the Group’s (excluding Jackson) EEV shareholders’ equity of 8 per cent. After allowing for the effect of higher interest rates and other market movements in the period, as required by our active basis EEV methodology, Group (excluding Jackson) EEV shareholders’ equity was $43.2 billion at 30 June 2021 (31 December 2020: $41.9 billion).

This performance is also reflected in the positive development of our cash metric, operating free surplus generation. This increased 9 per cent1 for our continuing life insurance and asset management operations before restructuring costs, driven by the combination of a 14 per cent1 increase in expected in-force free surplus generation and increased asset management profit, offset by higher investment in profitable new business. Over the first half of 2021, our new business profit of $1,176 million (2020: $939 million1) was nearly four times greater than the amount invested in new business ($(319) million, 2020: $(303) million1).

Overall, Asia and Africa adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2) from life insurance increased by 11 per cent1, driven by higher insurance margin given the growth of health and protection business over recent years and higher fee income as equity markets continued to rise. This growth was partially offset by claims on medical reimbursement business beginning to return to more usual levels, following the Covid-19-related fall in 2020, and higher Covid-19 claims in Indonesia and India. We expect this trend to continue into the fourth quarter for those markets with a high number of Covid-19 cases. Eight Asia life markets and Africa delivered double-digit growth. Asset management profit increased by 10 per cent1 to $162 million driven by higher average funds under management and improved revenue margins. After allowing for central costs, the Group’s total adjusted operating profit from continuing operations increased by 19 per cent1 to $1,571 million.

The Group’s regulatory capital position excluding the discontinued Jackson business remains robust. Following the Group’s designation under the Group-wide Supervision (GWS) Framework on 14 May 2021, the Group’s GWS coverage ratio on a shareholder basis excluding Jackson was 383 per cent23 compared with 370 per cent on an equivalent basis22 at 31 December 2020, largely due to organic capital generation.

Equity and credit markets

The first half of 2021 saw constructive equity market development, higher risk-free rates and narrowing corporate bond spreads. In the US, the S&P 500 index increased by 14 per cent and in Asia the MSCI Asia ex Japan index was up 6 per cent. Government bond yields generally increased over the period, for example the US 10-year government bond yield ended the period at 1.5 per cent (31 December 2020: 0.9 per cent). Corporate bond spreads narrowed in the period, for example spreads on US dollar denominated A-rated corporate bonds fell by 12 basis points in the first half of 2021.

10

IFRS profit

	Actual exchange rate			Constant exchange rate
	Half year 2021 $m	Half year 2020 $m	Change%	Half year 2020 $m	Change%
Adjusted operating profit based on longer-term investment returns before tax from continuing operations
China JV	139	101	38	109	28
Hong Kong	460	412	12	412	12
Indonesia	225	249	(10)	255	(12)
Malaysia	184	158	16	164	12
Singapore	320	262	22	276	16
Growth markets and other[12]	479	404	19	418	15

Long-term business adjusted operating profit	1,807	1,586	14	1,634	11
Asset management	162	143	13	147	10

Total segment profit from continuing operations	1,969	1,729	14	1,781	11

Investment return and other income	—	8	n/a	8	n/a
Interest payable on core structural borrowings	(164)	(153)	(7)	(153)	(7)
Corporate expenditure	(157)	(201)	22	(212)	26

Other income and expenditure	(321)	(346)	7	(357)	10

Total adjusted operating profit before tax and restructuring and IFRS 17 implementation costs	1,648	1,383	19	1,424	16
Restructuring and IFRS 17 implementation costs	(77)	(97)	21	(99)	22

Total adjusted operating profit before tax	1,571	1,286	22	1,325	19

Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(212)	(418)	49	(421)	50
Amortisation of acquisition accounting adjustments	(2)	(2)	—	(2)	—
Loss attaching to corporate transactions	(94)	—	n/a	—	n/a

Profit from continuing operations before tax attributable to shareholders	1,263	866	46	902	40

Tax charge attributable to shareholders’ returns	(193)	(244)	21	(249)	22

Profit from continuing operations for the period	1,070	622	72	653	64
Loss from discontinued operations for the period, net of related tax	(5,707)	(88)	n/a	(88)	n/a

(Loss) profit for the period	(4,637)	534	n/a	565	n/a

IFRS earnings per share

	Actual exchange rate			Constant exchange rate
	Half year 2021 cents	Half year 2020 cents	Change%	Half year 2020 cents	Change%
Basic earnings per share based on adjusted operating profit after tax from continuing operations	51.6	38.1	35	39.4	31
Basic earnings per share based on:
Total profit after tax from continuing operations	40.9	23.1	77	24.3	68
Total profit after tax from discontinued operations	(195.1)	(3.4)	n/a	(3.4)	n/a

Growth in adjusted operating profit remains broad based and at scale. Segment profit from continuing long-term and asset management business increased by 11 per cent1 to $1,969 million. All our major segments, other than Indonesia, delivered growth, with the biggest increase seen in the China JV. Two markets generated adjusted operating profit of $250 million or above, and a further five markets, including our asset management business, were above $100 million in the first half of the year.

In the China JV, adjusted operating profit increased by 28 per cent1 following strong growth in the size of the business over recent years.

In Hong Kong, our focus on regular-premium health and protection business, combined with our strong persistency experience, increased renewal premiums for our shareholder-backed business. This, together with the compounding benefit to adjusted operating profit from our flagship critical illness products due to the accumulating nature of asset shares, led to an increase in adjusted operating profit of 12 per cent1. Renewal premiums declined in aggregate as some policies within the with-profits funds reached the end of the premium-paying term. We continue to earn profits on these policies in-line with bonus declarations.

In Singapore, growth of 16 per cent1 was supported by the continued growth of our in-force business, with an increase in insurance margin in the period reflecting higher renewal premiums.

In Malaysia, growth of 12 per cent1 was supported by the growth of our in-force protection business, with shareholder-backed renewal premiums25 increasing by 12 per cent1. Additionally, higher average unit-linked liabilities saw an increase in fee income in the period and claims levels were lower than expected.

In Indonesia, adjusted operating profit reduced by (12) per cent1 reflecting lower new sales over recent years as well as adverse Covid-19-related claims experience in the current period compared with that in the first half of 2020. We expect this trend to continue into the fourth quarter.

The businesses comprising our Growth markets and other segment generated a strong performance in the first half with adjusted operating profit 15 per cent1 higher, again reflective of in-force growth. Vietnam, the Philippines, Thailand and Taiwan all reported

11

robust double-digit growth, while adjusted operating profit in India declined reflecting higher Covid-19-related claims. The second half performance of this segment will be subject to the level of claims-related impacts as the Covid-19 pandemic unfolds.

The Group’s total adjusted operating profit from continuing operations after restructuring and IFRS 17 costs increased by 19 per cent1 to $1,571 million. This reflects the benefit of the higher Asia and Africa adjusted operating profit and lower central expenses.

Long-term insurance business adjusted operating profit drivers

Profit margin analysis of long-term insurance continuing operations[15]

	Actual exchange rate				Constant exchange rate
	Half year 2021		Half year 2020		Half year 2020
		Margin		Margin		Margin
	$m	bps	$m	bps	$m	bps
Spread income	153	67	146	79	152	80
Fee income	169	103	135	102	140	102
With-profits	62	15	58	17	59	17
Insurance margin	1,467		1,287		1,326
Other income	1,533		1,473		1,516

Total life income	3,384		3,099		3,193
Expenses:
Acquisition costs	(990)	(48)%	(875)	(51)%	(904)	(51)%
Administration expenses	(804)	(203)	(737)	(231)	(758)	(232)
DAC adjustments	238		117		123
Share of related tax charges from joint ventures and associates	(21)		(18)		(20)

Long-term insurance business pre-tax adjusted operating profit	1,807		1,586		1,634

Our adjusted operating profit continues to be based on high-quality drivers. The overall 11 per cent1 growth in Asia and Africa life insurance adjusted operating profit to $1,807 million (2020: $1,634 million1) was driven principally by 11 per cent1 growth in insurance margin-related revenues and reflects our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business, partially offset by a more normalised claims experience following the lower level of claims seen in 2020 and higher Covid-19 claims in Indonesia and India.

Fee income increased by 21 per cent1, reflecting the impact of stronger equity markets and premium contributions while spread income was broadly in line with the prior period, with a small fall in margin due to country mix.

With-profits earnings relate principally to the shareholders’ share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 5 per cent1 growth in with-profits earnings reflects the ongoing growth in these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. The 1 per cent1 increase from half year 2020 largely reflects higher premiums on shareholder-backed business offset by changes in product mix.

Acquisition costs increased in the period, largely due to higher APE sales in the first half of 2021 as compared with the prior year. This increase in acquisition costs has led to an increase in the costs deferred and therefore higher DAC adjustments in the period.

Administration expenses, including renewal commissions, increased by 6 per cent1 reflecting in-force business growth and increased investment in the Pulse ecosystem.

12

Asset management

	Actual exchange rate
	Half year 2021 $m	Half year 2020 $m	Change%
Total external net flows*,16	(509)	(8,362)	n/a

External funds under management* ($bn)	96.1	82.4	17
Funds managed on behalf of M&G plc ($bn)	16.1	15.7	3
Internal funds under management ($bn)	141.8	121.6	17

Total funds under management ($bn)	254.0	219.7	16

Analysis of adjusted operating profit
Retail operating income	225	188	20
Institutional operating income	149	125	19

Operating income before performance-related fees	374	313	19
Performance-related fees	6	2	200

Operating income (net of commission)	380	315	21
Operating expense	(196)	(157)	(25)
Group’s share of tax on joint ventures’ adjusted operating profit	(22)	(15)	(47)

Adjusted operating profit	162	143	13

Adjusted operating profit after tax	147	126	17

Average funds managed by Eastspring	$247.6bn	$224.1bn	10
Fee margin based on operating income	30bps	28bps	+2bps
Cost/income ratio[10]	52%	50%	+2ppts

*	Excluding funds managed on behalf of M&G plc.

Eastspring’s total funds under management were $254.0 billion at 30 June 2021 (30 June 2020: $219.7 billion4), reflecting favourable internal net flows and higher equity markets. Compared with 2020, Eastspring’s average funds under management increased by 10 per cent4 (6 per cent20 on a constant exchange rate basis).

Investment performance improved in the current year driven by the particularly strong relative performance of our value-style equity teams. In addition, our quantitative equity team delivered strong relative performance and our fixed income team continued to generate “alpha” and deliver significant excess returns. Meaningful excess returns were also attained on funds managed on behalf of the Group’s insurance business, supported by asset allocation decisions.

Eastspring continues to benefit from positive net flows from internal insurance funds, recording $4.5 billion (2020: $2.9 billion). As market volatility subsided compared with the first half of 2020, third-party flows related to external funds under management were negative $(0.5) billion, compared with $(8.4) billion for the first half of 2020. During the first half of 2021, institutional net inflows into our equity strategies were more than offset by retail net outflows from our fixed income strategies, with the change in the resulting mix of funds contributing to an increase in fee margin. Positive investment performance saw funds managed on behalf of M&G plc increase by $0.4 billion from $15.7 billion at the end of 2020 to $16.1 billion at the end of June 2021. There were marginal net inflows in the period. Around $(5.1) billion of outflows of funds managed on behalf of M&G plc are expected in the second half of the year.

Eastspring’s adjusted operating profit of $162 million was up 10 per cent1 compared with the prior period on a constant exchange rate basis (up 13 per cent4 on an actual exchange rate basis). Operating income (net of commission) increased by 21 per cent4 driven by higher average funds under management and improved asset mix which saw the average fee margin increase to 30 basis points (2020: 28 basis points4). There was an increase in the cost/income ratio10 to 52 per cent (2020: 50 per cent) due to investments made in strengthening the capabilities of the business across dimensions including footprint, distribution, investment strategies and customer experience.

Other income and expenditure

Central corporate expenditure was 26 per cent1 lower than the prior period reflecting the delivery of the $180 million5,6 of right-sizing of our head office costs alongside the evolving footprint of the business. Annual head office costs are targeted to reduce further by around $70 million from the start of 2023.

Interest costs on core structural borrowings net of other central income were up 13 per cent1 compared with the prior period, reflecting the full impact in this accounting period of interest paid on debt issued in April 2020 and lower central income in the first half of 2021 reflecting lower foreign exchange movements on non-US dollar central items.

Restructuring costs of $(77) million (2020: $(97) million4) reflect the Group’s substantial and ongoing IFRS 17 project, and one-off costs associated with cost savings initiatives in our business. These are expected to remain elevated through the demerger period and until IFRS 17 is fully implemented.

IFRS basis non-operating items from continuing operations

Non-operating items from continuing operations in the first half of 2021 consist mainly of short-term fluctuations in investment returns on shareholder-backed business of negative $(212) million, largely arising in Asia, (2020: negative $(418) million4), and $(94) million of costs associated with corporate transactions (2020: nil).

Short-term fluctuations reflect the net impact from an increase in interest rates in most Asia markets on bond asset values and on the valuation interest rates (VIRs) used to determine policyholder liabilities.

13

Costs associated with corporate transactions of $(94) million (2020: nil) largely reflect the cost incurred by Prudential plc in connection with the separation of Jackson including key management changes. Remaining costs to complete the demerger in the second half of 2021 are anticipated to be minimal. See note D1.1 in the IFRS financial statements for further information.

IFRS effective tax rates for continuing operations

In the first half of 2021, the effective tax rate on adjusted operating profit based on longer-term investment returns from continuing operations was 14 per cent (2020: 21 per cent). The lower rate reflects reductions in corporate income tax rates in Indonesia and the Philippines; higher levels of non-taxable investment income in a number of Asia jurisdictions, and the resolution of some historic tax issues at lower amounts than originally provided for. Following the proposed demerger, and taking into account the planned reduction in head office costs, the effective tax rate on adjusted operating profit for the Prudential Group is expected to be around 18 per cent.

The effective tax rate on total IFRS profit from continuing operations in the first half of 2021 was 15 per cent (2020: 28 per cent), reflecting a combination of the matters referred to above which reduced the adjusted operating profit tax rate together with a decrease from 2020 in non-taxable investment-related marked-to-market losses arising in Asia.

We are monitoring the ongoing discussions regarding reforming the international tax system to reflect a more digitalised global economy. While the insurance industry is not a target of these reforms, it is possible that changes to the international tax system (such as introducing a global minimum corporate tax rate of at least 15 per cent) could increase Prudential’s effective tax rate.

Loss from discontinued operations – Jackson

In January 2021, the Board announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger. Prudential published a shareholder circular on 6 August 2021, which contains details of the proposed demerger and the general meeting for shareholders to approve it on 27 August 2021. The proposed demerger is planned to complete in September 2021 and accordingly Jackson has been classified as held for distribution and presented as discontinued within these half year 2021 financial statements.

The total loss from discontinued operations after tax was $(5,707) million, as included in the IFRS profit table above. This comprises the following amounts:

	Half year 2021 $m	Half year 2020 $m
Profit (loss) before tax	2,170	(203)
Tax (charge) credit	(370)	115

Profit (loss) after tax	1,800	(88)
Loss on write-down to fair value	(7,507)	—

Loss for the period	(5,707)	(88)

Loss for the period attributable to shareholders*	(5,073)	(88)

*	Relates to the Group’s 88.9 per cent economic interest in Jackson.

In accordance with IFRS 5, following its classification as held for distribution, Jackson has been written down to its estimated fair value, estimated at $3.0 billion. This fair value has been determined by considering publicly available information on listed equities of similar profile to Jackson in the US market. It may therefore differ from the fair value that is determined following initial trading of the Jackson shares post the demerger. Using this fair value has resulted in a loss on remeasurement, after tax, of $(7,507) million.

The improvement in Jackson’s profit (loss) before tax in the first half of 2021 as compared with the first half of 2020 arises from the following:

•

An increase in fee income from variable annuity products, reflecting higher average separate account balances over the first half of 2021 compared with the same period in the prior year together with a deceleration in DAC amortisation of $102 million compared with an acceleration of $(32) million in the prior period, reflecting the increase in equity markets since the start of the year. This was offset to some degree by lower spread income and higher expenses as a result of higher asset-based commission expenses.

•

An improvement in the level of net gains/losses arising from short-term investment fluctuations (net of associated DAC) from a loss of $(2,288) million in the prior year to a gain of $592 million in the first half of 2021. The gain in the current period largely reflects the impact of increases in interest rates since the start of the year on the value of Jackson’s product guarantees, which more than offset the losses on derivatives arising from the rise in interest rates and equity markets over the period.

•	Offsetting these positives was the non-reoccurrence of the $846 million pre-tax gain that arose as a result of the Athene reinsurance transaction undertaken in June 2020.

The effective tax rate on Jackson’s profit before tax was 17 per cent (2020: 57 per cent).

Further information on Jackson’s performance in the first half of 2021 is given at the end of this Chief Financial Officer and Chief Operating Officer’s report.

14

Shareholders’ equity

Group IFRS shareholders’ equity

	Half year 2021 $m	Half year 2020 $m	Full year 2020 $m
Adjusted operating profit after tax attributable to shareholders from continuing operations	1,342	990	2,250

(Loss) profit after tax for the period	(4,637)	534	2,185
Less non-controlling interest	627	(22)	(67)

(Loss) profit after tax for the period attributable to shareholders	(4,010)	512	2,118
Exchange movements, net of related tax	(158)	(200)	239
Unrealised gains and losses on US fixed income securities classified as available-for-sale	(771)	(22)	300
Sale of 11.1 per cent stake in Jackson to Athene	—	—	(514)
External dividends	(283)	(674)	(814)
Other	57	17	72

Net (decrease) increase in shareholders’ equity	(5,165)	(367)	1,401
Shareholders’ equity at beginning of the period	20,878	19,477	19,477

Shareholders’ equity at end of the period	15,713	19,110	20,878

Shareholders’ value per share[10]	601 ¢	732 ¢	800 ¢

Group IFRS shareholders’ equity in the six months to 30 June 2021 decreased by (25) per cent4 to $15.7 billion (30 June 2020: $19.1 billion4, 31 December 2020: $20.9 billion4), largely reflecting the loss after tax from discontinued operations for the period (as described above).

Excluding the $2,667 million attributable to Jackson, IFRS shareholders’ equity for continuing operations was $13.0 billion as at 30 June 2021, up 5 per cent4 from 31 December 2020. This increase reflects profit after tax for the period, partly offset by unfavourable exchange movements in the period and the payment of the 2020 second interim ordinary dividend.

New business performance

Life EEV new business profit and APE new business sales (APE sales)

	Actual exchange rate						Constant exchange rate
	Half year 2021 $m		Half year 2020 $m		Change%		Half year 2020 $m		Change%
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
China JV	448	228	319	127	40	80	347	138	29	65
Hong Kong	253	306	388	353	(35)	(13)	388	353	(35)	(13)
Indonesia	117	57	123	68	(5)	(16)	125	69	(6)	(17)
Malaysia	211	113	123	69	72	64	127	71	66	59
Singapore	379	215	229	123	66	75	240	130	58	65
Growth markets and other*	675	257	537	172	26	49	553	178	22	44

Total*	2,083	1,176	1,719	912	21	29	1,780	939	17	25

Total new business margin		56%		53%				53%

*	The half year 2020 new business profit results exclude contributions from Africa.

Life insurance APE sales increased by 17 per cent1 to $2,083 million and related new business profit increased by 25 per cent1. Outside Hong Kong, overall APE sales were 31 per cent1 higher and new business profit increased by 48 per cent1.

Over the first half of 2021 we continued to benefit from our diverse and digitally enabled business platform. Despite ongoing Covid-19-related disruption in a number of our markets, all markets other than Hong Kong and Indonesia increased APE sales compared with the prior period, with 10 markets21 delivering double-digit growth. All distribution channels delivered double-digit growth, with agency up 17 per cent1. APE sales24 in the period involving Pulse accounted for 10 per cent of APE sales in markets where Pulse is available, reflecting the ongoing build out of our digital ecosystem.

The China JV saw APE sales up 29 per cent1 to $448 million and was our largest market by volume in the period. APE sales in Malaysia were up by 66 per cent1 and Singapore up by 58 per cent1. Hong Kong domestic business APE sales were 10 per cent1 lower. Following the border closure in late January 2020, sales to Mainland China customers in Hong Kong remained severely curtailed. Our growth markets and other segment saw APE sales up 22 per cent1 driven by strong growth in India, the Philippines, Vietnam and Africa.

New business profit increased by 25 per cent1 to $1,176 million driven principally by the increase in APE sales and the effect of favourable channel and product mix changes. Across the portfolio, the effect of interest rate movements under our active basis EEV methodology was marginally positive. New business profit related to our Africa businesses is also incorporated into the current period for the first time. Excluding Hong Kong, new business profit was 48 per cent1 higher, driven by strong growth across all reporting segments other than Indonesia, with nine markets achieving double-digit expansion. This growth reflects our improved ability to trade in the current environment as a result of investment made in the last few years to broaden our product offering, expand our routes to market and implement new digital tools.

15

EEV basis results

EEV basis results from continuing operations

	Actual exchange rate			Constant exchange rate
	Half year 2021 $m	Half year 2020 $m	Change%	Half year 2020 $m	Change%
New business profit	1,176	912	29	939	25
Profit from in-force business	857	993	(14)	1,012	(15)

Operating profit from long-term business	2,033	1,905	7	1,951	4
Asset management	147	126	17	130	13
Other income and expenditure[26]	(431)	(491)	12	(503)	14

Operating profit for the period from continuing operations	1,749	1,540	14	1,578	11

Non-operating profit	158	(3,090)	105	(3,119)	105

Profit (loss) for the period from continuing operations	1,907	(1,550)	223	(1,541)	224

Dividends paid	(283)	(674)
Other movements	(388)	(746)

Net increase (decrease) in EEV shareholders’ equity from continuing operations	1,236	(2,970)

EEV shareholders’ equity from continuing operations at 1 Jan	41,926	38,369
EEV shareholders’ equity from continuing operations at 30 Jun	43,162	35,399

% Annualised new business profit13/average EEV shareholders’ equity for insurance and asset management business operations	5%	5%

% Annualised operating profit13/average EEV shareholders’ equity for continuing operations	8%	8%

EEV shareholders’ equity	30 Jun 2021 $m		31 Dec 2020 $m
Represented by:
China JV	3,049		2,798
Hong Kong	20,951		20,156
Indonesia	2,350		2,630
Malaysia	3,814		4,142
Singapore	7,917		8,160
Growth markets and other	5,601		4,975

Embedded value from long-term business excluding goodwill	43,682		42,861
Asset management and other excluding goodwill	(1,308)		(1,756)
Goodwill attributable to equity holders	788		821

EEV shareholders’ equity from continuing operations	43,162		41,926
EEV shareholders’ equity from discontinued operations	2,667		12,081

Group EEV shareholders’ equity	45,829		54,007

EEV shareholders’ equity per share from continuing operations	1,650	¢	1,607	¢
Group EEV shareholders’ equity per share	1,752	¢	2,070	¢

The results of the continuing operations of the Group on an EEV basis consist of the results of profits on an EEV basis from long-term and asset management business together with corporate costs and dividends paid.

EEV operating profit from longer-term business increased by 4 per cent1 compared with the prior period to $2,033 million (2020: $1,951 million1), driven by increased new business profit, which was partly offset by a lower profit from in-force business.

The profit from in-force business is driven by the expected return and effects of operating assumption changes, if any, and operating experience variances. The expected return increased by 15 per cent1 above the prior period reflecting the combined effects of underlying business growth and the impact of higher period end interest rates increasing the risk discount rate under our active basis European Embedded Value methodology. However, operating assumption and experience variances were negative $(27) million on a net basis reflecting a number of factors including higher levels of investment in our digital ecosystems and short-term persistency impacts linked to Covid-19 effects. While we have continued to see better than expected claims experience on our medical reimbursement business, this is lower than in prior periods and is offset by higher Covid-19-related claims in the period in Indonesia and India. The small overall level of assumption changes and variances in such an unprecedented environment is demonstration of the discipline with which we manage our in-force portfolio.

EEV asset management segment operating profit after tax was up 13 per cent1 on the prior period at $147 million (2020: $130 million1), as discussed within our IFRS results section above.

After allowing for lower central expenditure (including IFRS 17 and restructuring costs) EEV operating profit for continuing operations was up 11 per cent1 to $1,749 million.

The non-operating profit of $158 million (2020: $(3,090) million4) is driven principally by the effect of changes in economic assumptions, partly offset by negative investment return variances given reduced bond valuations reflecting the increase in interest rates in the period.

Overall, EEV shareholders’ equity from continuing operations increased by 3 per cent4 since 31 December 2020 to $43.2 billion (31 December 2020: $41.9 billion4). Of this, $43.7 billion (31 December 2020: $42.9 billion4) relates to the value of the long-term business and includes our share of our India associate valued using embedded value principles which is significantly lower than its market capitalisation. The remainder represents Asia asset management, other operations (including central Group debt) and goodwill attributable to shareholders which are carried at IFRS net asset value within the Group’s EEV. EEV shareholders’ equity from continuing operations, excluding the proposed 19.7 per cent non-controlling economic interest to be held in Jackson post the proposed demerger, on a per share basis at 30 June 2021 was 1,650 cents (31 December 2020: 1,607 cents4).

16

Our US business has been written down to fair value within total Group EEV shareholders’ equity. After allowing for this change in valuation, total Group EEV fell (15) per cent4 from $54,007 million4 at 31 December 2020 to $45,829 million at 30 June 2021.

Group free surplus generation from continuing operations11

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and is generally based (with adjustments) on the capital regimes that apply locally in the various jurisdictions in which the Group operates. For life insurance operations, it represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the period.

For asset management and other non-insurance operations (including the Group’s central operations), free surplus is taken to be IFRS basis shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Following the application of the GWS Framework, both subordinated and senior debt are treated as capital for the purposes of free surplus at 30 June 2021.

Analysis of movement in Group free surplus[9]
	Actual exchange rate			Constant exchange rate
	Half year 2021 $m	Half year 2020 $m	Change%	Half year 2020 $m	Change%
Expected transfer from in-force business and return on existing free surplus	1,249	1,061	18	1,095	14
Changes in operating assumptions and experience variances	35	94	(63)	95	(63)

Operating free surplus generated from in-force life business before restructuring costs	1,284	1,155	11	1,190	8
Investment in new business	(319)	(298)	(7)	(303)	(5)

Operating free surplus generated from life business before restructuring costs	965	857	13	887	9
Asset management	147	126	17	130	13

Operating free surplus generated from life business and asset management before restructuring costs	1,112	983	13	1,017	9
Central costs and eliminations (net of tax):
Net interest paid on core structural borrowings	(164)	(144)	(14)	(144)	(14)
Corporate expenditure	(149)	(201)	26	(212)	30
Other items and eliminations	(46)	(53)	13	(53)	13

Net operating free surplus generated before restructuring and IFRS 17 implementation costs	753	585	29	608	24
Restructuring and IFRS 17 implementation costs (net of tax)	(70)	(93)	25	(94)	26

Net Group operating free surplus generated for continuing operations	683	492	39	514	33

External dividends	(283)	(674)
Non-operating and other movements	138	(744)
Treatment of grandfathered debt instruments under the GWS Framework	1,995	—
Foreign exchange movements	(29)	(126)

Increase (decrease) in Group free surplus from continuing operations*	2,504	(1,052)
Change in amounts attributable to non-controlling interests	(13)	(22)

Free surplus at 1 Jan from continuing operations	8,344	7,959

Free surplus at 30 Jun from continuing operations	10,835	6,885

Comprising:
Free surplus of life insurance and asset management operations	6,203	4,355
Central operations	4,632	2,530

*	Before amounts attributable to non-controlling interests.

The free surplus generation from in-force life business increased by 8 per cent1 in the period, reflecting underlying growth in the in-force business among other factors. Asset management earnings increased by 13 per cent1 on an after tax basis (discussed in the commentary on IFRS above), while operating assumption and experience variance effects remained positive, though lower than the prior year.

Investment in profitable new business increased by 5 per cent1, supporting the 25 per cent1 increase in new business profit discussed above, equating to a ratio of value creation as meaured by new business profit, of nearly four times capital invested.

Net of investment in new business, operating free surplus generation by our life and asset management business increased by 9 per cent1 in the period. Combined with a reduction in central costs of 12 per cent1, total Group operating free surplus generation before restructuring costs from continuing operations was 24 per cent1 higher at $753 million, and $683 million after restructuring costs.

Free surplus from continuing operations at 30 June 2021 was $10.8 billion, after allowing for free surplus generation in the period and a $2.0 billion uplift following the recognition of senior debt under the GWS Framework. This uplift differs from the $1.6 billion recognised in the Group’s capital resources as, prior to the adoption of GWS, senior debt was deducted from free surplus at market value rather than at cost.

17

Greater China presence

Prudential has a significant footprint in the Greater China region. Its 100 per cent owned life insurance business in Hong Kong has grown to be one of the largest since it was first established 57 years ago. In addition, in 2010, Prudential achieved dual primary listed status by becoming listed in Hong Kong and in 2019, following the demerger of M&G plc, the Group’s regulator shifted from the UK’s Prudential Regulation Authority to the Hong Kong Insurance Authority (IA). The Group is joint-headquartered in London and Hong Kong. The Group, and the location of its employees, including key executives, has shifted further towards Hong Kong over the years, with over 60 per cent of head office staff now located in Hong Kong.

Alongside its presence in Hong Kong, Prudential has a life insurance subsidiary in Taiwan and a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate, in Mainland China. The table below demonstrates the significant proportion of the Group’s financial measures that were contributed by our Hong Kong, China JV and Taiwan businesses.

	Gross premiums earned**				New business profit***
	Half year		Full year		Half year		Full year
	2021 $m	2020 $m	2020 $m	2019 $m	2021 $m	2020 $m	2020 $m	2019 $m
Total Greater China*	6,677	6,975	14,179	13,572	575	516	1,145	2,379

Total Group* (continuing operations)	13,587	12,578	26,728	27,002	1,176	912	2,201	3,522

Percentage of total	49%	55%	53%	50%	49%	57%	52%	68%

*

Total Greater China represents the amount contributed by the life business in Hong Kong, Taiwan and the Group’s share of the amounts earned by the China JV. The Group total includes the Group’s share of the amounts earned by all life associates and JVs.

**

The gross earned premium amount shown above differs from that shown in the income statement as it includes the Group’s share of amounts earned by associates and JVs. A reconciliation to the amount included in the income statements is included in note II of the Additional financial information.

***	New business profit results for half year 2020, full year 2020 and full year 2019 exclude contributions from Africa.

Dividend

Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on Asia’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in Asia operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Prudential Board paid a 2020 second interim ordinary dividend of 10.73 cents per share. Combined with the first interim ordinary dividend of 5.37 cents per share, Prudential’s total 2020 dividend was 16.10 cents per share.

The Board applies a formulaic approach to first interim dividends, calculated as one-third of the previous year’s full-year ordinary dividend. The Board has approved a 2021 first interim ordinary dividend of 5.37 cents per share.

Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong IA to determine group regulatory capital requirements. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021 and replaced the local capital summation method (LCSM) which was used for determination of the 31 December 2020 Group capital position as agreed with the Hong Kong IA. The Hong Kong IA has confirmed the grandfathering of our $6.0 billion19 of subordinated debt and senior debt as capital. This is consistent with our expectations and we expect to refinance our debt instruments in the normal course. More information is set out in note I(i) of the Additional financial information.

In the analysis below we have restated the 31 December 2020 LCSM position to reflect the treatment of debt instruments under the GWS Framework. This has increased eligible capital resources by $1.6 billion compared to the LCSM basis.

The formal GWS regulatory position of the Group is stated after including all the Asia with-profit funds and the discontinued Jackson business. At 30 June 2021 the estimated coverage ratio22 of capital resources over Group Minimum Capital Requirement on this basis was 351 per cent, including Jackson (31 December 202022: 343 per cent on a consistent basis).

The Group shareholder excluding Jackson GWS coverage ratio of capital resources over Group Minimum Capital Requirement at 30 June 2021 was 383 per cent (31 December 202022: 370 per cent).

Overall, GWS shareholder surplus over Group Minimum Capital Requirement22 excluding Jackson increased by $0.7 billion since 31 December 2020 to $10.1 billion at the end of June. GWS shareholder in-force operating capital generation in the period was $0.8 billion after allowing for central costs, which supported $(0.1) billion of investment in new business.

The Group’s GWS position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information on the basis of calculation of the GWS measure.

Estimated Group excluding Jackson GWS capital position based on Group Minimum Capital Requirement (GMCR)

	30 Jun 2021			31 Dec 2020
Amounts attributable to Prudential plc[22,23]	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder
Capital resources ($bn)	37.2	(23.6)	13.6	34.9	(22.1)	12.8
Group Minimum Capital Requirement ($bn)	10.6	(7.1)	3.5	10.1	(6.7)	3.4
GWS capital surplus (over GMCR) ($bn)	26.6	(16.5)	10.1	24.8	(15.4)	9.4
GWS coverage ratio (over GMCR) (%)	349%		383%	344%		370%

18

Financing and liquidity

Net core structural borrowings of shareholder-financed businesses

	30 Jun 2021 $m			30 Jun 2020 $m			31 Dec 2020 $m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Borrowings of shareholder-financed businesses from continuing operations	6,404	625	7,029	6,249	479	6,728	6,383	795	7,178
Discontinued operations – Jackson Surplus Notes	—	—	—	250	109	359	250	90	340

Total borrowings of shareholder-financed businesses	6,404	625	7,029	6,499	588	7,087	6,633	885	7,518
Less: holding company cash and short-term investments	(1,393)	—	(1,393)	(1,907)	—	(1,907)	(1,463)	—	(1,463)

Net core structural borrowings of shareholder-financed businesses	5,011	625	5,636	4,592	588	5,180	5,170	885	6,055

Net gearing ratio*	28%			30%			28%

*

Net core structural borrowings from continuing operations as proportion of IFRS shareholders’ equity from continuing operations plus net core structural borrowings from continuing operations, as set out in note II of the Additional financial information.

The total borrowings of the shareholder-financed businesses from continuing operations were $6.4 billion at 30 June 2021 (31 December 2020: $6.4 billion). The Group had central cash resources of $1.4 billion at 30 June 2021 (31 December 2020: $1.5 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $5.0 billion at end of June 2021 (31 December 2020: $4.9 billion for continuing operations). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during the first half of 2021.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group is able to access funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $500 million in issue at the end of the first half of 2021 (31 December 2020: $501 million).

As at 30 June 2021, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2021.

At 30 June 2021, the Group’s net gearing ratio as defined in the table above, which for the current period excludes Jackson and does not reflect any value for the 19.7 per cent non-controlling economic interest retained in the business post the proposed demerger, was 28 per cent, in line with guidance provided at full year 2020 on the effect of excluding Jackson. On a Moody’s basis, which is the basis management intend to use going forward to manage leverage and which differs to the above by taking into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group’s with-profits funds, the equivalent ratio (excluding Jackson and not reflecting any value for the 19.7 per cent non-controlling economic interest retained in the business post-demerger) is 31 per cent.

The Prudential Group seeks to maintain its financial strength rating with applicable credit rating agencies which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained and enhanced in the future.

Following the proposed demerger of Jackson, as a pure-play Asia and Africa business, Prudential will target a Moody’s debt-leverage ratio of around 20 to 25 per cent over the medium term18. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings. As indicated in the Group Chief Executive’s report, the Group is currently considering an equity raise of around $2.5-3.0 billion in order to enhance financial flexibility and de-lever the balance sheet.

19

Cash remittances

Holding company cash flow8

	Actual exchange rate
	Half year 2021 $m	Half year 2020 $m	Change%
From continuing operations
Insurance and asset management business	1,035	446	132
Other operations	—	32	(100)

Net cash remitted by business units	1,035	478	117

Net interest paid	(163)	(147)	(11)
Tax received	—	94	(100)
Corporate activities[14]	(216)	(194)	(11)
Centrally funded recurring bancassurance fees[17]	(176)	(176)	—

Total central outflows	(555)	(423)	(31)

Holding company cash flow before dividends and other movements	480	55
Dividends paid	(283)	(674)

Operating holding company cash flow after dividends but before other movements	197	(619)
Issuance and redemption of debt for continuing operations	—	983
Other corporate activities relating to continuing operations[17]	(256)	(558)
UK and Europe demerger costs	—	(17)
US demerger costs	(28)	—

Total other movements	(284)	408

Total holding company cash flow	(87)	(211)

Cash and short-term investments at the beginning of the period	1,463	2,207
Foreign exchange and other movements	17	(89)

Cash and short-term investments at the end of the period	1,393	1,907

Remittances from our continuing Asia and Africa businesses were $1,035 million (2020: $446 million). The value of cash received in the period reflects the timing of remittances from individual businesses and is not expected to recur at the same level in the second half of the year. In order to support the proposed separation process, there were no remittances from Jackson during the period.

From 2021, to align more closely to our ‘one head office, two locations’ operating model, the Group has revised its presentation of business unit remittances to reflect amounts before costs attributable to the head office functions based in Hong Kong, and to present all head office costs together within the central outflows section of the holding company cash flow. Accordingly, the 2020 half year and full year comparatives have been re-presented from those previously published to reflect the change.

Cash remittances for the first half of 2021 were used to meet central outflows of $(555) million (2020: $(423) million) and to pay dividends of $(283) million. Central outflows include corporate activities of $(216) million (2020: $(194) million), centrally funded recurring bancassurance fees of $(176) million (2020: $(176) million), and net interest paid of $(163) million (2020: $(147) million).

Other corporate activities relating to continuing operations of $(256) million (2020: $(558) million) include central contributions to the funding of Asia and Africa strategic growth initiatives, principally non-recurring payments for bancassurance distribution agreements including UOB and MSB. Further information is contained in note I(v) of the Additional financial information.

Cash and short-term investments totalled $1.4 billion at 30 June 2021 (31 December 2020: $1.5 billion; 30 June 2020: $1.9 billion).

After the proposed demerger of Jackson, a lower level of holding company cash will be held centrally, commensurate with the reduced size of the Group post-demerger. The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Discontinued operations: Jackson

New business APE performance

Overall new business APE sales for Jackson for the six months ended 30 June 2021 were $958 million (2020: $979 million), comprising $950 million of variable annuities and $8 million of other products. Trends in APE sales have been in line with those seen in the second half of 2020 and the first three months of 2021. For the six months ended 30 June 2021, APE sales of variable annuities were up 30 per cent compared with sales of variable annuities in the first six months of 2020. For the six months ended 30 June 2021, sales of fixed index annuities and fixed annuities remained at historically low levels following pricing actions taken in early 2020, and there were no sales of institutional products.

Jackson National Life Capital Position

Jackson National Life’s RBC ratio3 was 347 per cent at 31 December 2020. This ratio can be highly sensitive to market movements, including changes in interest rates and equity markets. During the six months ended 30 June 2021, both long-term interest rates and US equity markets increased significantly from year-end 2020 levels. As in prior periods of strong market growth where there are low levels of statutory reserves in excess of the cash surrender value minimum statutory reserves, Jackson incurred hedging losses with limited release of statutory reserves and limited deferred tax admissibility, which reduced Jackson National Life’s total adjusted capital7 by a significant amount. These same market movements also reduced Jackson National Life’s required capital level by a similarly significant degree.

Taking these changes into account and after giving effect to the $2,350 million of debt expected to be drawn down prior to the proposed demerger from the Term Facilities entered into in February 2021 and extended in July 2021 and the contribution of the

20

majority of the proceeds therefrom to Jackson National Life, it is expected that, subject to market conditions, Jackson National Life’s RBC will be at or near its target range at the point of proposed demerger. Jackson management have set the target adjusted RBC range to be between 500 - 525 per cent, under normal market conditions, which reflects the capital and capital requirements of Jackson National Life and its subsidiaries, adjusted to include cash and investments at Jackson Financial Inc. in excess of the target minimum cash and cash equivalents at JFI (which Jackson management currently expect to be approximately $250 million).

Jackson Capital Management

Consistent with Jackson’s goals to manage risk and capital and optimise its financial leverage, Jackson generally intends to target return of capital to its stockholders, which may take the form of cash dividends and/or stock repurchases, on an annual basis of approximately 40-60 per cent of the annual change in its excess capital (defined for the purposes of this analysis as total adjusted capital less 400 per cent of company action level required capital, aligned with the VM-21 calibration)7 adjusted for any contributions and distributions, subject to market conditions and approval by the Jackson Board. Jackson expects to be in a position to distribute capital of between $325 million and $425 million to its stockholders in the first 12 months following the completion of the proposed demerger, through cash dividends and/or stock repurchases, depending on market conditions and subject to approval by the Jackson Board. Any declaration of cash dividends or stock repurchases by Jackson will be at the discretion of the Jackson Board and will depend on Jackson’s financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to paying cash dividends or repurchasing stock, restrictions imposed by Delaware law, general business conditions and any other factors that the Jackson Board deems relevant in making any such determination. Therefore, there can be no assurance that Jackson will pay any cash dividends to holders of Jackson shares or approve any stock repurchase programme, or as to the amount of any such cash dividends or stock repurchases. Further detail on Jackson’s dividend policy is contained in the Form 10 filed with the SEC by Jackson.

Notes

1	On a constant exchange rate basis.
2

Adjusted IFRS operating profit based on longer-term investment returns is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1.1 of the IFRS financial statements.

3	RBC ratio represents the RBC of Jackson National Life that reflects the capital and capital requirements of Jackson National Life and its subsidiaries.
4	On an actual exchange rate basis.
5	As compared with head office expenditure of $(490) million in 2018 and before a planned $10 million increase in Africa costs as business grows.
6	Approximately half of the corporate expenditure is incurred in sterling and our assumptions forecast an exchange rate of £1=$1.2599.
7

Consistent with statutory accounting requirements, ‘total adjusted capital’ is defined as Jackson National Life’s statutory capital and surplus, plus asset valuation reserve and 50 per cent of policyholder dividends of Jackson National Life and its subsidiaries. ‘Company action level required capital’ is the minimum amount of capital necessary for Jackson National Life to avoid submitting a corrective action plan to its regulator.

8

Net cash amounts remitted by business units are included in the holding company cash flow, which is disclosed in detail in note I(v) of the Additional financial information. This comprises dividends and other transfers from business units that are reflective of earnings and capital generation.

9	Excluding profit for the period attributable to non-controlling interests.
10	See note II of the Additional financial information for definition and reconciliation to IFRS balances.
11

Operating free surplus generated from insurance and asset management operations. For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Further information is set out in ‘Movement in Group free surplus’ of the EEV basis results.

12

For growth markets and other, adjusted operating profit includes other items of $167 million (2020: $104 million) which primarily comprises of taxes for life joint ventures and associates and other non-recurring items.

13	Annualised profits have been calculated by multiplying half year profits by two. Further information can be found in note B of the Additional EEV financial information.
14

Including IFRS 17 implementation and restructuring costs paid in the period. On 1 January 2021, the Group changed its basis of presenting business unit remittances to reflect cash remittances before costs attributable to the head office functions based in Hong Kong, and to present all head office costs together within ‘Corporate activities’. Accordingly, the half year and full year 2020 amounts have been re-presented from those previously published to reflect the change.

15	For discussion on the basis of preparation of the sources of earnings in the table see note I(ii) of the Additional financial information.
16	Excludes Money Market Funds.
17

Other movements include non-recurring payments for bancassurance arrangements including those with UOB, TMB and MSB banks. Central payments for existing bancassurance distribution agreements are within the central outflows section of the holding company cash flow, reflecting the recurring nature of these amounts.

18	Calculated on a Moody’s total leverage basis.
19	Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.
20

On a constant exchange rate basis Eastspring average funds under management over the half year to 30 June 2020 were $233.7 billion (actual exchange rate basis: $224.1 billion). Average funds under management over the period to 30 June 2021 were $247.6 billion.

21	Includes nine Asia markets plus Africa.
22

The results presented reflect the Insurance (Group Capital) Rules as set out in the GWS Framework. In particular, the 31 December 2020 results have been restated from those previously disclosed on a LCSM basis to reflect the treatment of grandfathered debt instruments under the GWS Framework, this increased eligible Group capital resources by $1.6 billion compared to the LCSM basis.

23

The Group excluding Jackson GWS capital positions are presented before including the value of the proposed retained 19.7 per cent non-controlling economic interest in US operations. This retained interest is expected to be included in the Group GWS capital resources valued at 60 per cent of the market value.

24

APE sales involving Pulse are sales completed by agents on leads from digital campaigns captured within the Pulse customer management system or on leads from Pulse registrations, together with a small number of policies purchased via Pulse online.

25	Excludes UK-style with-profits funds in Malaysia.
26	Other income and expenditure includes restructuring and IFRS 17 implementation costs.

21

Group Chief Risk and Compliance Officer’s report on the risks facing our business and how these are managed

Enabling decisions to be taken with confidence

Prudential’s Group Risk Framework and risk appetite have allowed the business to control its risk exposure throughout the first half of 2021. Its governance, processes and controls enable the Group to deal with uncertainty effectively, which is critical to the achievement of its strategy of capturing long-term structural opportunities and helping customers achieve their long-term financial goals.

This section explains the main risks inherent in the business and how Prudential manages those risks, with the aim of ensuring an appropriate risk profile is maintained. Although Jackson is preparing to be a fully independent business, until the proposed demerger is effected Jackson’s risks (as with those of the Group’s other businesses) will continue to be managed within the Group Risk Framework and this report reflects this position.

1.	Introduction

The Group

During 2020, the world demonstrated a collective focus on containment measures to limit the spread of the Covid-19 pandemic within national borders. The first half of 2021 has seen a number of developed nations struggling to contain new and repeated surges of infection, with current vaccine strategies at risk by the virulence and increased transmissibility of new variants. Meanwhile, developing nations have had varied success in accessing meaningful volumes of vaccines supplies. Differences in the ability to access vaccines and develop vaccine strategies effective against emerging variants of the coronavirus will drive a divergence in the pace of recovery across markets which will have implications for the Group’s post-pandemic operating environment. Prudential continues to navigate the ongoing risks from the coronavirus variants on multiple fronts, and to focus on ensuring a strong transition out of the pandemic for the Group and its stakeholders across the markets in which it operates. This includes building on the innovation and enhancements made during the most acute phases of the pandemic which enabled uninterrupted delivery of services for the Group’s policyholders, and continuing Prudential’s commitment to doing the right thing for both its customers and people, as it has done throughout the crisis.

During these ongoing extraordinary circumstances, the Risk, Compliance and Security (RCS) function has provided risk opinions, guidance and assurance on critical activity, including the announced plan to demerge Jackson from the Group. At the same time, the function retains its focus on managing the risks of the ongoing business, performing its defined role in providing risk management and compliance support and oversight, as well as objective challenge to ensure the Group remained within its risk appetite. The Group’s mature and well-embedded risk framework will enable decisions to be taken with confidence as the business seeks to capture the opportunities in the growth markets in which it is now focused while continuing to operate prudently with discipline. On 14 May 2021, the Group-wide Supervision (GWS) Framework became effective for the Group following designation by the Hong Kong Insurance Authority (IA) subject to agreed transitional arrangements. The Group will continue to engage constructively with the Hong Kong IA as its Group-wide supervisor under the new supervisory framework.

The world economy

Many economies have started to emerge from the Covid-19 pandemic in 2021 against the backdrop of substantial and near universal monetary accommodation, although a divergence in both the degree of fiscal support and success at containing coronavirus variants is emerging across markets. Variations in the speed of economic recovery between markets, and the subsequent impact on their respective interest rates, inflation expectations and the relative strength of their currencies (and the associated impact on their foreign currency debt obligations), may drive broad long-term economic and financial uncertainty for the markets in which the Group operates. The US’s economic recovery has accelerated in 2021, led by an increase in domestic demand which has driven inflation indicators higher. One view is that this surge in inflation will be transitory, driven primarily by base effects and supply chain issues that are expected to be resolved as economies reopen. In Asia, exports have proved resilient during the pandemic, supported by continuing strong external demand for manufactured goods although a broader economic recovery in the region will require a recovery in local demand and the services sector. Stringent government restrictions, resurgences in Covid-19 cases, including the proliferation of new variants of the coronavirus, and vaccination delays have been inhibiting both domestic and external rebounds. Given the slow pick-up in local demand and the relatively persistent slack in the labour market, core price inflation pressure in Asia is unlikely to be as concerning as in the US, despite risks to headline inflation from rising food prices and energy costs across many Asian markets. Long-term growth prospects cannot necessarily be extrapolated from the robust global GDP growth rates projected for 2021. Concerns over the global recovery are linked to uncertainty around the supply and effectiveness of vaccines against emerging variants of the coronavirus and the high level of debt that economies have taken on in an attempt to minimise the impact of Covid-19, with many country debt burdens now larger relative to GDP.

Financial markets

The financial markets in H1 2021 have reflected economic trends, pricing in the spikes in growth and surges in near-term inflation. Coinciding with an increase in inflationary concerns, the 10-year US Treasury yield has increased since the end of 2020, reaching 174bps by end-March 2021 before consolidating in Q2. Equity prices have continued to rise in 2021, supported by highly accommodative financial conditions, albeit with some short episodes of volatility as the markets react to expectations on monetary policy and digest inflections in economic data. Increasing inflation pressure in the US and the resulting increased interest rates may have implications for Asian markets in terms of higher funding costs, which will be a potential concern for highly leveraged companies and countries, and an increased risk of capital outflows. It seems likely, however, that the impact of the tightening conditions in the US should be more limited when compared to the previous chapter of tightening in 2013 given that Asian economies now have stronger external balance sheets.

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Geopolitical landscape

Governmental responses to the pandemic have involved a necessary balancing of the impacts to people’s health and lives, their individual rights and liberties, and economic growth. These considerations, and how they have been balanced, have been a potential source of polarisation and popular discontent within nations. Into 2021, variability of access to vaccines that are effective against current and emerging variants of the coronavirus is contributing to the uneven impact of, and recovery from, the Covid-19 pandemic between countries. This is likely to widen existing national and international structural inequalities, with the potential to exacerbate existing, and create new, geopolitical tensions as the stakes of falling behind in the global race to economic recovery become increasingly high. Whether there is a return to popular protests against long-standing social issues and inequalities which, aided by social media, have been characterised by the speed and frequency at which they gather momentum and their evolving forms of leadership, remains to be seen. The experience of the pandemic and the civil unrest seen in recent times has shown that the stability of governments and the resilience of businesses will, in future, be tested in unforeseen and unexpected ways. As a global organisation, the Group has well-established local and global plans to mitigate the business risks from disruption. These have operated well when deployed across the Group during the Covid-19 pandemic and also locally during outbreaks of unrest in markets where the Group operates. Operational resilience will continue to be critically evaluated and enhanced as the longer-term lessons from the pandemic response become clearer.

Dealing with impacts of the pandemic is the latest example of the challenge faced by governments in reconciling the inter-connectedness of the global economy with pressure to prioritise national self-interests. The experience of the pandemic may provide a further impetus to regionalisation or fragmentation of global trade, investment and standards, and risks undermining efforts in international cooperation and coordination. The US-China relationship, and its wider impact on international relations, looks likely to continue being a source of geopolitical tensions. It remains to be seen whether Hong Kong’s perceived level of autonomy will continue to be of significance in these tensions. Responses by the US, UK and other governments to constitutional or legislative changes in Hong Kong continue to develop and may adversely impact its economy. As the territory is a key market which also hosts regional and head office functions, this could have an adverse impact on sales, operational and product distribution of the post-demerger Prudential Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity of legal and regulatory compliance. Compliance with Prudential’s legal or regulatory obligations, including in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Prudential Group. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Prudential Group are complex.

Regulations

Prudential operates in highly regulated markets, and the nature and focus of regulation and laws continues to evolve. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risk regulation, corporate governance and senior management accountability, and macro prudential policy. Some of these changes will have a significant impact on the way that the Group operates, conducts business and manages its risks. With geopolitical tensions elevated, the complexity of sanctions compliance continues to increase and represents a challenge for international businesses. Regulatory developments are monitored at a national and global level and form part of Prudential’s engagement with government policy teams and regulators.

The regulatory and supervisory responses to the Covid-19 pandemic have been broad and have included increased scrutiny of the operational resilience, operational risk practices, liquidity and capital strength (including the impact of making dividend payments) of financial services companies, as well as the changes that have helped the Group to continue to support its customers through non-face-to-face contact. The financial burden in addressing the pandemic is likely to influence changes in governmental fiscal policies, laws or regulations aimed at increasing financial stability, and this may include measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments of treating patients and meeting the logistical challenges of providing vaccines. It is possible that requirements are imposed on private insurance companies and healthcare providers to cover costs associated with the treatment and prevention of Covid-19 beyond contractual or policy terms.

Against this evolving regulatory backdrop, the Hong Kong IA’s GWS Framework became effective for Prudential following designation by the Hong Kong IA on 14 May 2021, subject to agreed transitional arrangements. The framework adopts a principle-based and outcome-focused approach, and allows the Hong Kong IA to exercise direct regulatory powers over the holding companies of multinational insurance groups, reinforcing Hong Kong’s position as a preferred base for large insurance groups in Asia Pacific and a global insurance hub. During H1 2021, the Hong Kong IA continued to engage with the Group and other relevant stakeholders in the finalisation of the GWS Framework, which is anchored on the requirements for three pillars: capital, risk and governance, and disclosure.

Societal developments

The Group has been actively managing the impact of the Covid-19 crisis as it has developed, and has prioritised assisting affected policyholders and staff in meeting their resulting needs. Prudential continues to monitor and manage the potential impact of other emerging trends on its customers and products. The impact of the pandemic, and the availability and uptake of effective vaccines, has highlighted structural inequalities within and across jurisdictions and are prompting organisations to evaluate their role and contribution to the societies in which they operate and the manner in which to best serve their customers. The experience of the pandemic underlines the potential for evolving, and often interlinked, demographic, geographical and environmental factors, including those related to climate change, to alter the nature, likelihood and impact of extreme events. These factors can also drive public health trends such as increasing obesity or the spread of zoonotic diseases, with consequential potential impacts to Prudential’s customers, underwriting assumptions and product design. While insights can be gleaned from the current pandemic, the unique set of variables associated with extreme events means that their impact on the functioning of society, and the disruption to customers, staff, business operations and sales, cannot be predicted or fully mitigated.

Understanding and managing the broad range of environmental, social and governance (ESG) impacts and requirements of its business and adopting responsible business practices are fundamental to Prudential’s brand, reputation and ultimately its long-term success, and ensuring high levels of transparency and responsiveness to customers and stakeholders is a key aspect of this.

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Prudential’s ESG Strategic Framework is designed to deliver on its purpose of ‘helping people get the most out of life’. It includes a focus on inclusivity: inclusivity of access to quality healthcare, protection and savings for its customers; inclusivity of the working environment for its people; and inclusivity in the Group’s support of the transition to low carbon in the economies, markets and communities in which it operates. Recognising the importance of managing both its vulnerability to, and impact on, climate change, the Group has made commitments to reduce the carbon footprint of its operations and the portfolio of assets held on behalf of its insurance companies, as well as becoming a member of the Net Zero Asset Owner Alliance, with a focus on supporting a just and inclusive transition to a lower carbon economy. In its annual reporting for 2021 Prudential intends to enhance its ESG disclosures, addressing the increased reporting obligations of regulatory authorities. The Group plans to reference and map its disclosures against the standards which are most widely used by shareholders for comparing companies within its sector and which are most appropriate for the nature and location of the Group’s operations.

To meet evolving customer needs and in support of increased ease of access and social inclusion, the Group is increasing its use of digital services, technologies and distribution methods for the products and services that it offers. The Covid-19 pandemic has accelerated these developments, with the Group’s businesses having implemented virtual face-to-face sales of select ranges of products in many of its markets, and adoption of Prudential’s Pulse application has continued to increase. Changes to the Group’s use of technology and distribution models have broad implications, touching on Prudential’s conduct of business, increasing the risks of technology and data being compromised or misused and potentially resulting in new and unforeseen regulatory implications. These wide-ranging risks are actively monitored and managed as part of Prudential’s risk management framework.

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2.	Key internal, regulatory, economic and geopolitical events over the past 12 months

Q3 2020	Q4 2020	Q1 2021	Q2 2021

In August 2020, the Group announces its intention to fully separate Jackson from the Group. This is followed by a further announcement in January 2021 confirming that the separation will be facilitated by way of demerger.

The US Federal Reserve adopts a new flexible average inflation targeting strategy and introduces new forward guidance on interest rates that delays future increases until the economy reaches maximum employment and inflation rises to 2 per cent and is on track to moderately exceed this level for some time.

US GDP increases by $1.6 trillion over Q3, partially offsetting the decrease of $2.0 trillion in Q2, as consumer spending rebounds strongly. Meanwhile, China’s GDP growth improves from 3.2 per cent year-on-year in Q2 to 4.9 per cent in Q3. Growth in all major investment activities returns to positive levels, with real growth rising from -1.1 per cent year-on-year in August to 2.4 per cent in September.

Volatility in the financial markets remains elevated. Equity markets briefly fall in September, accompanied by a sell-off in US treasuries, although this is short-lived and avoids a collapse of similar levels as seen in March. As credit market conditions stabilise, central banks, including the US Federal Reserve and European Central Bank (ECB), lower the pace of their asset purchases.

A new national security law for Hong Kong is

Covid-19 cases surge in Q4 across the US and Europe. Towards the end of 2020, major European economies start to reintroduce restrictions on movement and business to various degrees. Amid this increase in infection rates, vaccine approvals and roll-outs begin to take place in the UK and other countries.

Against the backdrop of the US election and positive Covid-19 vaccine news, equity markets continue to rally in November and volatility reaches new post-March lows. Central banks of major economies keep interest rate levels on hold. In Europe, the Pandemic Emergency Purchase Programme resolves to continue bond purchases until June 2021. In the US, a second stimulus package worth $900 billion passes in December.

On 15 November, at the annual Association of Southeast Asian Nations (ASEAN) Leaders’ Summit, 15 countries formally sign the Regional Comprehensive Economic Partnership (RCEP) trade deal, making it the world’s largest trading bloc. Signatories aim to work through ratification of the deal in 2021. The RCEP comprises all 10 ASEAN economies, plus China, Japan, South Korea, Australia and New Zealand.

Moves to ban an opposition party in 2019 trigger anti-establishment protests in Thailand in early 2020. Protest activity peaks in mid-October and spikes again mid-November, with protest leaders threatening to resume demonstrations with increased intensity in early 2021.

In the run-up to the Uganda presidential elections on 14 January 2021, violence breaks out in Kampala with dozens killed in the first few weeks of electoral campaigning.

In early October, Nigeria is rocked by the outbreak of

On 28 January 2021, Prudential announces it is considering a new equity raise of around $2.5-3.0 billion to follow the completion of Jackson demerger in order to increase financial flexibility and take advantage of Asia growth opportunities. The preferred route is a global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors.

Prudential’s 2020 Group ESG report is published on 15 March, announcing the Group’s new ESG Strategic Framework. The Framework is focused on the pillars of making health and financial security accessible; stewarding the human impacts of climate change; and building social capital.

On 8 March, the IAIS releases for consultation a Draft Application Paper on Macroprudential Supervision, relating to ICP 24 on macro prudential supervision and to changes introduced as part of the Holistic Framework (HF), and indicates an intention to adopt changes in August 2021.

On the Aggregation Method comparability assessment, the IAIS also concludes their public consultation on the draft definition of comparable outcomes and high-level principles in Q1 2021. Further work is under way to define the assessment criteria, scheduled for further consultation in Q4 2021.

In January further arrests are made in Hong Kong under the national security law, with the US responding with further rounds of sanctions targeting Chinese and Hong Kong officials alongside an increasing number of commercial sanctions and restrictions.

Economic data in Q1 starts to show signs of recovery, particularly in the US, with employment and consumer spending increasing. Positive economic activity data is a driver for the global equity markets which continue to rally, reaching multiple record highs. Yield levels recover to pre-pandemic levels with inflation risk premia rising sharply.

The US elections take place in November 2020 amid a surge in Covid-19 case numbers across the country, with subsequent legal challenges from President Trump denied by the courts. Following the storming of the US Capitol buildings by protestors on 6 January 2021, Joe Biden is inaugurated as the 46th US president on 20 January, with the

The Group announces its commitment to decarbonising its portfolio of assets held on behalf its insurance companies with a goal of becoming ‘net zero’ by 2050, confirmed at its 2021 Annual General Meeting on 13 May 2021.

Following the coming into effect of the enabling primary legislation on 29 March 2021, the Group-wide Supervision (GWS) Framework becomes effective for the Group on 14 May 2021, following designation by the Hong Kong Insurance Authority (IA), subject to agreed transitional arrangements.

On 13 May 2021, Prudential updates the market on plans for the proposed demerger of its US business, Jackson, which is expected to complete in the second half of 2021.

In May 2021, IAIS publishes an application paper on the supervision of climate-related risks in the insurance sector and the International Energy Agency (IEA) releases its report ‘Net Zero by 2050’ (NZE2050), detailing a roadmap and key milestones for the transition to a net zero energy system by 2050. Climate-related regulatory consultations across key regulators continue to gather momentum in advance of COP 26.

In June 2021, G7 finance ministers agree to a set of high level principles to progress the OECD’s ‘Base Erosion and Profit-Shifting 2.0’ project to modernise the global tax system, which includes a proposal for a global minimum tax rate of at least 15 per cent. The OECD’s proposals are endorsed G20 finance ministers in July 2021.

In June 2021, the International Monetary Fund (IMF) releases a Financial System Stability Assessment for Hong Kong. Recommendations include strengthening of the macro prudential framework and a more proactive cross-sectoral

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implemented on 30 June 2020. The US response includes enactment of the Hong Kong Autonomy Act which introduces potential sanctions on financial institutions doing significant business with Chinese officials materially contributing to the alleged erosion of Hong Kong’s autonomy. Over Q3 and Q4 the US introduces sanctions on a range of individuals and entities in connection to a number of issues.

nationwide demonstrations against police brutality that leaves a reported 56 people dead.

On 23 October, the China’s Central Bank, the People’s Bank of China, publishes a draft banking law recognising, and providing a regulatory framework for, its planned central bank digital currency, the digital yuan.

On 11 November 2020, China’s National People’s Congress Standing Committee determines that members of the Legislative Council of Hong Kong (LegCo) can be disqualified on various grounds including endangering national security, with four members being immediately disqualified. In protest, the remaining 15-member pro-democracy bloc resign en masse.

On 30 December 2020, the EU and China reach an agreement in principle on the Comprehensive Agreement on Investment, which covers market access. Both sides commit to finalising detailed negotiations on the investment protections covered by the Agreement, which will require ratification, within two years.

Democratic Party taking control of both houses of Congress.

Following the Myanmar military takeover of the government on 1 February 2021, anti-military protests sweep across the country. Strikes among medical staff significantly disrupt the government’s Covid-19 pandemic response. The security forces respond with force and by May 2021 protest activities considerably reduce. The US and other western nations respond with sanctions against military leaders.

In response to the Covid-19 pandemic, on 12 January, a state of emergency is declared in Malaysia to run until 1 August 2021, allowing the suspension of the country’s parliament and political activity while granting the state enhanced powers including the ability to take over private hospitals and deploy additional military and police. The government requests the use of private hospitals in treating Covid-19 patients, with costs to be covered by patient insurance policies.

In March, China introduces election reforms related to the Hong Kong LegCo, with an expansion of members from 70 to 90 and with increased vetting procedures for candidate members based on their level of patriotism. Following the announcement of their postponement in July 2020, plans are announced to hold LegCo elections in December 2021. The LegCo reforms are passed into law in May 2021.

approach, with climate risk becoming part of the systemic risk analysis.

The global economic recovery continues. Key inflation indices in Q2 show broad-based increases and raise some concerns about the impact of inflation. The US Federal Reserve takes its first hawkish turn at its June FOMC meeting, signalling slower asset purchases and indicating two possible rate rises in 2023. Equity prices continue to rise over Q2 although at a slower pace than in Q1.

While major western economies make progress on vaccination roll-outs, during H1 2021 Covid-19 cases surge across Asia, in particular in Indonesia, Myanmar and Thailand over Q1 and in Cambodia, Taiwan, Malaysia and India over Q2. As variants of the virus with differing levels of vaccine resistance continue to emerge, the surge in India, driven by the Delta variant, peaks at more than c.400,000 daily cases.

China passes a law on 10 June 2021 which provides a legal basis to enforce measures against individuals or entities giving effect to foreign sanctions against the country. Such individuals or entities could be placed on an anti-sanctions list which could result in their China assets seized or frozen as well as being restricted from doing business with entities or people within China. On the same date, China also passes a new data security law. Effective from 1 September 2021, the transfer of data concerning national and economic security outside of China’s borders without prior authorisation from Beijing will be sanctionable with a potential suspension of business operations.

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3.	Managing the risks in implementing our strategy

This section provides an overview of the Group’s strategy, the significant risks arising from the delivery of this strategy and current risk management focus. The risks outlined below, which are not exhaustive, are discussed in more detail in section 5.

Our strategy	Significant risks to, and arising from, the delivery of the strategy	Risk management focus
Group-wide We create shareholder value by focusing on the opportunities available to the Group’s high-growth businesses in Asia and Africa	• Extent of change and transformation risks around key change programmes, including those related to the Group’s digital strategy

•  Continuing development of the transformation risk framework, including risk appetite, and focus on, and ensuring consistency in, transformation risk management across the Group’s business units.

•  Provision of independent risk assurance, challenge and advice on first-line programme risk identification and assessments.

•  Focus on the financial and non-financial stability of Jackson as a standalone business.

• Group-wide regulatory and compliance risks

•  Compliance with regulations and management of changing regulatory developments across lines of business, including Pulse, as the Group expands its product and service offerings.

•  Engagement with stakeholders, including national governments, regulators and industry groups, on macro prudential and systemic risk-related regulatory initiatives, international capital standards, and other initiatives with Group-wide impacts.

•  Ensuring ongoing compliance with the Group-wide Supervision Framework, which became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021, subject to agreed transitional arrangements.

• Information security and data privacy risks

•  Operationalisation of the Group-wide governance model and strategy for cyber security management focusing on digital enablement, security transformation, automation and continuous improvement.

•  Continued focus on compliance with applicable privacy laws across the Group and the appropriate and ethical use of customer data.

• Business disruption, including third-party risks

•  Continued application of the Group’s global business continuity management framework, with an enhanced focus on operational resilience as it relates to business disruption tolerance levels and customer impacts. Embedding of insights from the Covid-19 pandemic.

•  Applying the distinct oversight and risk management required over the Group’s third parties, including its strategic partnerships for product distribution, non-traditional services and processing activities.

• Conduct risk

•  Ensuring the Group meets its commitments to customers, as set out in its customer conduct standards, through application of the Group-wide customer conduct risk management framework and policy across business lines, distribution channels and the digital ecosystem.

•  Increasing responsiveness to customer needs through monitoring of customer metrics, aligned with Prudential’s ESG Strategic Framework.

• Model and data risks

•  Application of the Group’s Model and User Developed Application framework and policy, aligned to wider business objectives, to increase visibility of model risks and risk assess and manage tools used.

•  Focus on requirements for data and AI and complex tooling ethics principles and framework. Ongoing development of management information.

• People and culture

•  Focus on Group Culture as a key mechanism to support the RCS function and the oversight of sound risk management behaviours, practices and awareness in the business.

•  Embedding responses and insights from Group-wide employee engagement surveys.

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• ESG risks

•  Embedding climate risk as a cross-cutting risk in the Group Risk Framework and supporting the implementation of the Group’s carbon reduction related commitments.

•  Supporting the Group ESG Committee in its responsibility to deliver the Group’s ESG Strategic Framework and further enhance its disclosures.

•  Focus on inclusive products and services, underserved segments and diversity of product offerings reflective of the Group’s customer base.

Our strategy	Significant risks to, and arising from, the delivery of the strategy	Risk management focus
Asia In Asia, there is a growing demand for savings and protection across the region, as markets are challenged by low life insurance penetration and a large pension funding gap.	• Financial risks

•  Maintaining, and enhancing where necessary, risk limits and implementing business initiatives to manage financial risks, including appropriate product design, asset allocation, bonus revisions, product repricing and reinsurance where required.

• Persistency risk

•  Implementation of business initiatives to manage persistency risk, including: additional customer payment methods; enhancements to sales quality, customer experience, product disclosures and product collaterals; revisions to product design and incentive structures; mitigations for conduct risk; and customer retention initiatives. Ongoing experience monitoring.

• Morbidity risk

•  Implementation of business initiatives to manage morbidity risk, including those related to product design and underwriting. Application of prudent assumptions, reinsurance and product repricing where appropriate. Management of medical costs and medical networks. Ongoing experience and trend monitoring.

Africa In Africa, we are building businesses in some of the world’s most under-penetrated markets, with the population expected to double to more than two billion people by 2050.

As its presence in Africa expands and grows in materiality, the Group will continue to increase its focus on Prudential Africa’s most significant risks. A number of significant Group-wide risks detailed above are considered material in the region, and these include:

•   Financial crime and security risks, where the focus is on implementation of Group policies and standards;

•   Transformation risks, where the focus is on overseeing and managing parallel initiatives while developing local capabilities to meet the demands of a fast-paced transformation agenda; and

•   Regulatory risks, where the focus is on active monitoring of the local regulatory landscape and adoption of Group processes in order to meet international regulatory standards.

Discontinued operations

United States In the US, we intend to demerge Jackson to enable the Group to focus exclusively on its high-growth Asia and Africa businesses.	• Financial risks

•  Maintaining, and enhancing where necessary, risk limits, hedging strategies (including mitigating measures against basis risk), modelling tools and risk oversight appropriate to Jackson’s product mix with a view to demerge from the Prudential Group.

	• Policyholder behaviour risk	• Continued monitoring of policyholder behaviour experience and review of assumptions.

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4.	Risk governance

a	System of governance

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives and a proactive Board and senior management providing oversight of risks. Mechanisms and methodologies to review, discuss and communicate risks are in place together with risk policies and standards to enable risks to the Group to be identified, measured and assessed, managed and controlled, monitored and reported.

Material risks are retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group’s risk appetite and philosophy towards risk-taking. The Group Risk Framework, which is owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the three lines model:

•	First-line roles, most directly focused on providing product and services, are responsible for taking and managing risk.

•

Second-line roles provide additional challenge, expertise, oversight, and scrutiny. In this capacity the Risk, Compliance and Security (RCS) function exercises oversight through the execution of core processes and activities as part of the risk management cycle and ongoing engagement with other functions and dedicated specialist advisors.

•

The role of the third line is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide Internal Audit Function, being independent from management and the responsibilities of management, performs this role.

The aggregate Group exposure to its key risk drivers is monitored and managed by the RCS function, which is responsible for reviewing, assessing, providing oversight and reporting on the Group’s risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

During 2021, the Group has continued to review and update its policies and processes for alignment with the requirements of its Group-wide supervisor. The Group has also focused on development of its Group-wide customer conduct risk framework and policy; its AI ethics principles; and enhancements to its operational resilience.

The following section provides more detail on our risk governance, risk culture and risk management process.

b	Group Risk Framework

i.	Risk governance and culture

Prudential’s risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters.

The risk governance structure is led by the Group Risk Committee, supported by independent Non-executive Directors on risk committees of the Group’s main subsidiaries. The Group Risk Committee reviews and approves changes made to the Group Risk Framework and to relevant policies. It also reviews and approves new risk policies and recommends to the Board any material policies which require Board approval. A number of core risk policies and standards support the Framework to enable risks to the Group to be identified, measured and assessed, managed and controlled, monitored and reported.

The risk governance arrangements for the Group’s major businesses were recently delayered and strengthened, with the implementation of direct lines of communication, reporting and oversight of the risk committees of these businesses by the Group Committee. To support the enactment of these arrangements, the terms of reference for the major business risk committees were aligned and approved locally, and include a standing invitation for the Group Chief Risk and Compliance Officer (CRCO) and the requirement for risk escalations to the Committee. As its adoption across Asia and Africa and materiality to the Group increases, the application of the Group’s governance framework and policies to the Pulse business is being increased. This includes the setting up of a Pulse Audit & Risk Committee for Pulse Ecosystems Limited, the holding company for Pulse, which met for the first time in H1 2021.

Culture is a strategic priority of the Board, which recognises its importance in the way that the Group does business. A Group-wide culture framework is currently being implemented to unify the Group towards its shared purpose of helping people get the most out of life. Components of the framework include principles and values that define how the Group expects business to be conducted in order to achieve its strategic objectives, inform expectations of leadership and guide ESG activities. The culture framework components are intended to be supportive of sound risk management practices in the business by requiring a focus on longer-term goals and sustainability, the avoidance of excessive risk taking and highlighting acceptable and unacceptable behaviours. It also helps provide a framework for supporting the RCS function itself in the performance of its oversight role. The framework is supported through inclusion of risk considerations in performance management for key individuals; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential’s Group Code of Business Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk-related policies which require that the Group act in a responsible manner. These include, but are not limited to, policies related to financial crime covering anti-money laundering, sanctions, anti-bribery and corruption. The Group’s third-party supply policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

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ESG is overseen by the Board, which is responsible for determining strategy and prioritisation of key focus areas. The Board has established a Responsibility & Sustainability Working Group to oversee the embedding of the Group’s ESG strategic framework and progress on diversity and inclusion initiatives. The Working Group’s mandate includes recommending long-term governance arrangements in respect of responsibility and sustainability matters. Senior executive involvement and holistic oversight of ESG matters material to the Group is provided by the ESG Committee, chaired by the Group Chief Financial Officer and Chief Operating Officer in his role as ESG sponsor, and supported by senior functional leaders and representatives from the Group’s business units, including the chief investment officers of the Group’s asset managers. The policies and procedures to support how the Group operates in relation to certain ESG topics are included in the Group Governance Manual, which establishes standards for managing ESG issues across the Group and sets out the policies and procedures to support how Prudential operates. Further details on the Group’s ESG governance arrangements, including the establishment of the Board Responsibility & Sustainability Working Group, are included in the Group’s 2020 ESG Report.

ii.	The risk management cycle

Risk identification

In accordance with provision 28 of the UK Corporate Governance Code and the GWS guidelines issued by the Hong Kong IA, a process is in place to support Group-wide identification of the Company’s emerging and principal risks and this combines both top-down and bottom-up views of risks at the level of the Group and its business units. The Board performs a robust assessment and analysis of these principal and emerging risks facing the Company through the risk identification process, the Group Own Risk and Solvency Assessment (ORSA) report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

The ORSA is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times. Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group’s annual set of principal risks is given enhanced management and reporting focus.

Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group’s internal model, which is used to determine economic capital requirements and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control

The Group’s control procedures and systems focus on aligning the levels of risk-taking with the Group’s strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. Risk management and control requirements are set out in the Group’s risk policies and define the Group’s risk appetite in respect of material risks and the framework under which the Group’s exposure to those risks is limited. The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way, which include the flows of management information required, are also set out in the Group’s risk policies. The methods and risk management tools that the Group employs to mitigate each of its major categories of risks are detailed in section 5 below.

Risk monitoring and reporting

The identification of the Group’s principal risks informs the management information received by the Group Risk Committee and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in the Group’s principal and emerging risks.

iii.	Risk appetite, limits and triggers

As a provider of financial services, including insurance, the Group recognises the interests of the broad spectrum of its stakeholders (including customers, investors, employees, communities and key business partners) and that a managed acceptance of risk lies at the heart of the business. Effective risk management capabilities therefore represent a key source of competitive advantage for the Group. The Group seeks to generate customer and shareholder value by selectively taking exposure to risks where these are an outcome of its chosen business activities and strategy. These risks will be reduced to the extent it is cost-effective to do so. There are certain financial and non-financial risks for which the Group has no tolerance, and these are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the scope and operation of these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure, covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators

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provide additional defined points for escalation. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the RCS function, which uses submissions from local business units to calculate the Group’s aggregated position relative to Group risk appetite and limits.

i.

Capital requirements. Limits on capital requirements aim to ensure that in business-as-usual and stressed conditions the Group maintains sufficient capital in excess of internal economic capital requirements, achieves its desired target rating to meet its business objectives, and supervisory intervention is avoided. The two measures currently in use at the Group level are the GWS group capital requirements (both minimum and prescribed levels) and internal economic capital requirements, determined by the Group Internal Economic Capital Assessment (GIECA).

ii.

Liquidity. The objective of the Group’s liquidity risk appetite is to ensure that sufficient cash resources are available to meet financial obligations as they fall due in business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

Non-financial risks. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and avoid material adverse impact on its reputation.

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5.	The Group’s principal risks

Broadly, the risks assumed across the Group can be categorised as those relating to its financial situation; its business and industry; regulatory and legal compliance; and those relating to ESG. Principal risks, whether materialising within the Group or at third parties on which the Group relies, may have a financial impact and could also impact the performance of products or services provided to customers and distributors and the ability to fulfil commitments to customers, giving rise to potential risks to Prudential’s brand and reputation. These risks, which are not exhaustive, are detailed below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group’s disclosures covering risk factors are aligned to the same categories and can be found at the end of this document.

In reading the sections below, it is useful to understand that there are some risks that Prudential’s policyholders assume by virtue of the nature of their products, and some risks that the Group and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Group or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through policyholder exposures.

Covid-19 risks, responses and forward-looking areas of focus

The Group responded in a number of ways in 2020 to the risks arising from the Covid-19 pandemic as it developed; some responses were part of existing risk management processes and procedures, while others were initiated specifically in response to the pandemic, in particular during the acute phases experienced in H1 2020.

The Group Critical Incident Procedure (GCIP) defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct any activity during a critical incident. In response to the immediate economic and financial market shocks triggered by the Covid-19 pandemic in 2020, the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of potential threats to the capital or liquidity position of the Group. Local Incident Management teams were also activated to monitor and manage the tailored response required to support the operations, customers and employees of the Group’s businesses.

As the pandemic and the global response to it evolves in 2021, the Group’s businesses are starting to shift their focus to the longer-term risks. The risks arising from Covid-19, the Group’s immediate responses to them and these forward-looking areas of focus in 2021 are summarised below, with further information provided, where relevant, within the descriptions of the Group’s principal risks.

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Risk areas	Immediate responses	Forward-looking areas of focus
Staff safety and wellbeing	Move to, and maintenance of, working from home arrangements across jurisdictions proportionate to infection rates and in line with government guidance. Local Incident Management team risk assessments and provision of regular staff communications and support.

Assessment of safe procedures and processes for return to office working in line with government policy and guidance. Local Incident Management team monitoring of country-specific developments.

Focus on staff wellness and support for new ways of working.

Customer outcomes are not met, increasing conduct risk	Pandemic-related initiatives and campaigns rolled out across markets, including customer cash benefits, goodwill payments, and extended grace periods for premium payments. Active management of policyholders’ reasonable expectations.	Monitoring of customer impacts where initiatives and campaigns and grace periods expire. Risk-based monitoring under the Group Customer Conduct Risk Policy.
Disruption to the operations of the Group, and its key partners	Application of the Group and local business continuity plans. Local Incident Management teams activated to monitor, manage and lead a tailored response to ensure continuity of service to existing customers.	Assessment of future continuity plan requirements, including the requirements for dedicated alternate sites given the increase in staff remote working capability.
Financial market and liquidity impacts, including to Group and business unit solvency	Invocation of the GCIP and convening of a CIG to monitor and manage threats to the Group’s solvency or liquidity position.

Close monitoring of interest rate risk and adjustments to existing risk limits where required.

Focus on corporate credit sectors and sovereign debt with slower potential for recovery than others.

Assessments of inflation expectations, implications for the business and any required actions.

Heightened risk of phishing and ransomware attacks	Group-wide phishing and targeted awareness campaigns. Heightened monitoring of threats and cyber hygiene controls such as end-point detection and responses. Active management of connections to the Group network.	Continuation of the Group’s phishing campaign aligned with threat intelligence feeds, and continued enhancement of cyber hygiene.
Sales impacts	Roll-out of virtual face-to-face sales processes in most of the Group’s markets with appropriate regulatory engagement, digital product offerings, oversight of incremental conduct and operational risks.	Continued monitoring of deployment of virtual face-to-face sales processes against customer conduct, regulatory, operational and commercial risks. Where virtual face-to-face sales processes are expected to sustain even after the Covid-19 pandemic, ensuring subsequent developments are in line with evolving regulations and regulatory expectations, and that the relevant risks are appropriately managed.
Insurance risks	Close monitoring by the Group’s businesses and targeted management actions where necessary. Covid-19-related claims have not been material to date, but are being closely monitored. Initiatives and campaigns rolled out across markets, including customer cash benefits, goodwill payments, and extended grace periods for premium payments.

Monitoring of the potential longer-term impacts of the pandemic such as:

•  Lapses and surrenders from the broader economic effects;

•  Increased and/or delayed morbidity claims resulting from the deferral of medical treatment by policyholders during the pandemic; and

•  Latent morbidity impacts from the deferral of medical treatment by policyholders.

Risks to the Group’s financial situation (including those from the external macroeconomic and geopolitical environment)

The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

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Global economic and geopolitical conditions

Changes in global economic conditions can impact Prudential directly; for example, by leading to reduced investment returns and fund performance and liquidity, and increasing the cost of promises (guarantees) that have been made to the Group’s customers. Changes in economic conditions, such as the abrupt and uncertain longer-term impacts resulting from the Covid-19 crisis, can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential’s products, as well as changing prevailing political attitudes towards regulation. As the global economy begins to show signs of recovery from the effects of the pandemic, variations in the speed of economic recovery between markets, and the subsequent impact on their respective interest rates, inflation expectations and the relative strength of their currencies (and the associated impact on their foreign currency debt obligations), may drive broader long-term economic and financial uncertainty for the markets in which the Group operates.

The geopolitical environment can also impact the Group in a wide range of ways, both directly and indirectly. Financial markets and economic sentiment have been highly susceptible to geopolitical developments in recent years, with implications for the Group’s financial situation. Geopolitical tensions can result in the imposition of protectionist or restrictive regulatory and trading requirements by governments and regimes and the Covid-19 pandemic has further prompted governments to rethink the current globalised nature of supply chains. These factors may have geopolitical and trading implications, the full extent of which may not be clear for a while. Various governments have effected, or may effect, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and the longer-term impact from this increase in constitutional and political uncertainty remains to be seen. The pandemic has had a negative impact on all economies, with increased fiscal burdens, higher levels of borrowing and reduced revenues. These pressures will impact on the business operating environments, for example, through changes to taxation, and are likely to contribute to political pressures for governments. Variability of access to vaccines is contributing to the uneven impact of, and speed of economic recovery from, the Covid-19 pandemic between countries, with the potential to exacerbate existing, and create new, geopolitical tensions.

Responses by the US, UK and other governments to constitutional or legislative changes in Hong Kong continue to develop and may adversely impact its economy. As the territory is a key market which also hosts regional and head office functions, this could have an adverse impact on sales, operational and product distribution of the post-demerger Prudential Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity of legal and regulatory compliance. Compliance with Prudential’s legal or regulatory obligations, including in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Prudential Group. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Prudential Group are complex. All these factors can increase the operational, business disruption, regulatory and financial market risks to the Group and can directly impact its sales and distribution networks. Developments in the region and the continuing impacts of the pandemic are being closely monitored by the Group and plans have been enacted to manage the disruption to the business, its employees and its customers within existing business resilience processes. Further information on the Group’s business disruption risks is included below.

Macroeconomic and geopolitical risks are considered material at the level of the Group.

Market risks to our investments

This is the potential for reduced value of Prudential’s investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. A persistent low interest rate environment may pose challenges to both the capital position of life insurers as well as to new business profitability.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group’s market risks are managed and mitigated by the following:

•	The Group market risk policy;

•

The Group Asset Liability Committee – a first-line risk management advisory committee to the Group Chief Executive Officer which supports the identification, assessment and management of key financial risks significant to the achievement of the Group’s business objectives;

•	Risk appetite statements, limits and triggers;

•	Asset and liability management activities which include management actions such as asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;

•	Hedging derivatives, including currency forwards, interest rate futures and swaps, and equity futures;

•	The monitoring and oversight of market risks through the regular reporting of management information; and

•	Regular deep dive assessments.

As noted above, in response to the economic and financial market shocks triggered by the Covid-19 pandemic, the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of any potential threats to the capital or liquidity position of the Group.

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Equity and property investment risk. Across Asia, the shareholder exposure to equity price movements arises from various sources, including from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses through potential fluctuations in the value of future shareholders’ profits and where bonuses declared are based broadly on historical and current rates of return from the Asia business’s investment portfolios, which include equities. The Group has limited acceptance for exposures to equity risk but accepts the equity exposure that arises on future fees (including shareholder transfers from the with-profits business). It will limit the exposure to policyholder guarantees by the use of hedging where it is considered economically optimal to do so.

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The material exposures to equity risk in the Group’s Asia businesses include the following. The China joint venture business is exposed to equity risk through its investments in equity assets for most of its products, including participating and non-participating savings products, protection and investment-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group’s equity risk exposure due to the equity assets backing participating products. The Indonesia business is exposed to equity risk through its unit-linked products.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

Basis risk is the inherent risk associated with imperfect hedging and is caused by variables or characteristics that drive differences between the value of an underlying position and the hedge instruments used to offset changes in its value. Within Jackson’s variable annuity business, basis risk can arise from differences between the performance of the Separate Account funds in which policyholders choose to invest and that of the instruments used to replicate these funds for hedging and liability modelling purposes, which are primarily linked to the S&P 500 index. This risk exposure is proportionate to the magnitude of liability risk/hedge position which fluctuates with equity and interest rate levels. Jackson continues to actively evaluate the costs and benefits of ways to further mitigate basis risk.

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Interest rate risk. This is driven by the valuation of Prudential’s assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and expose the Group to the risk of those moving in a way that is detrimental. Some products that Prudential offers are sensitive to movements in interest rates. Prudential’s appetite for interest rate risk requires that assets and liabilities of the Group should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong and Singapore with-profits and non-profit businesses. This exposure exists because of the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees and Group risk limits set to be consistent with the Group’s appetite for interest rate risk. Unit-linked based businesses, such as Indonesia and Malaysia, are also exposed to interest rate risk resulting from the impact to the present value of future fees from such products.

In Jackson, interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure we are comfortable with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection. Jackson is also affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. As at 1 June 2020, this risk has been substantially transferred as part of the reinsurance transaction with Athene, leaving only a limited exposure from residual policies including those from the blocks acquired externally (ie from the REALIC and John Hancock businesses).

As part of the ongoing management of this risk, a number of mitigating actions for the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained. The impact of lower interest rates may also manifest through reduced solvency levels in some of the Group’s businesses, impairing their ability to make remittances, as well as reduced new business profitability.

•

Foreign exchange risk. The geographical diversity of Prudential’s businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group that write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in US dollars. This risk is accepted within our appetite for foreign exchange risk.

In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where it is believed to be economically favourable to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on equity investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk

Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, and the Group considers this under both normal and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential’s external funds. Liquidity risk is considered material at the level of the Group.

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Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2026. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme is in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:

•	The Group’s liquidity risk policy;

•	Risk appetite statements, limits and triggers;

•	Regular assessment by the Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;

•

The Group’s Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as analysis of Group and business units liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;

•	Regular stress testing;

•	Our contingency plans and identified sources of liquidity;

•	The Group’s ability to access the money and debt capital markets;

•	Regular deep dive assessments; and

•	The Group’s access to external committed credit facilities.

Credit risk

Credit risk is the potential for a reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk of the counterparty to any contract we enter into being unable to meet their obligations causing the Group to suffer a loss.

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business. The assets backing the Jackson general account portfolio and the Asia shareholder business means credit risk is considered a material risk for the Group’s business units.

In Asia, the Group’s holdings across its life portfolios are mostly in local currency and with a largely domestic investor base, which provides support to these positions. The portfolio is positioned towards high quality names and generally to those with either government or considerable parent company balance sheet support. The degree of government support for state owned entities in Asia is currently something the Group is actively monitoring, given recent defaults observed by such entities in China and Thailand. The Group’s portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored, in particular in local markets where depth (and consequently the liquidity of such investments) may be low. Prudential maintains active reviews on its investment portfolio to improve the robustness and resilience of the solvency position. Further detail in the breakdown of the Group’s debt portfolio is provided below.

The Group has some appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:

•	A credit risk policy and dealing and controls policy;

•	Risk appetite statements and portfolio-level limits that have been defined on issuers, and counterparties;

•	Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;

•	The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews;

•	Regular assessments; and

•	Close monitoring or restrictions on investments that may be of concern.

The total debt securities at 30 June 2021 for the Group’s continuing operations were $92.7 billion (30 June 2020: $82.4 billion; 31 December 2020: $89.8 billion), comprising the shareholder, with-profit and unit-linked funds in the Group’s Asia and Africa businesses. The majority (70 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 30 per cent of the debt portfolio is held to back the shareholder business.

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Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding of the Group’s continuing operations represented 46 per cent or $13.0 billion[1] of the shareholder debt portfolio of the Group’s continuing operations as at 30 June 2021 (30 June 2020: 48 per cent or $11.7 billion of the shareholder debt portfolio for the Group’s continuing operations; 31 December 2020: 45 per cent or $12.8 billion of the shareholder debt portfolio for the Group’s continuing operations). The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2021 are given in note C1 of the Group’s IFRS financial statements.

•	Corporate debt portfolio. In the Asia shareholder business, corporate debt exposures totalled $13.9 billion of which $12.1 billion or 87 per cent were investment grade rated.

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•

Bank debt exposure and counterparty credit risk. The banking sector represents a material concentration in the Group’s corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, Prudential’s exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group. The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 30 June 2021:

•

For continuing operations, 87 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated[2]. In particular, 52 per cent of the portfolio is rated[2] A- and above (or equivalent); and

•

The Group’s shareholder portfolio for continuing operations is well diversified: no individual sector[3] makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors). The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 30 June 2021 are given in note C1 of the Group’s IFRS financial statements.

Risks from the nature of our business and our industry

These include the Group’s non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

Transformation risk

Prudential has a number of significant change programmes under way to deliver the Group’s strategy for growth, improve customer experiences, strengthen its operational resilience and control environment, and meet regulatory and industry requirements. If the Group does not deliver these programmes to defined timelines, scope and cost, this may negatively impact on its operational capability; control environment; reputation; and ability to deliver its strategy and maintain market competitiveness.

Transformation risk remains a material risk for Prudential. The Group’s transformation and change programmes inherently give rise to design and execution risks, and may introduce new, or increase existing, business risks and dependencies. Implementing further strategic transformation initiatives may amplify these risks. In order to manage these risks, the Group’s Transformation Risk Framework aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, and regular risk monitoring and reporting to risk committees is delivered.

Prudential’s current portfolio of transformation and significant change programmes include the proposed demerger of Jackson from the Group; the expansion of the Group’s digital capabilities and use of technology, platforms and analytics; and improvement of business efficiencies through operating model changes. Programmes related to regulatory/industry change such as the development of the Group Internal Economic Capital Assessment (GIECA) model under the GWS Framework, changes required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17 are also ongoing. See below for further detail on these regulatory changes. The Group is cognisant that the speed of technological change in the business could outpace its ability to anticipate all the unintended consequences that may arise. While the adoption of innovative technologies such as artificial intelligence has opened up new product opportunities and channels, it also exposes Prudential to potential information security, operational, ethical and conduct risks which, if not managed effectively, could result in customer detriment and reputational damage. The Transformation Risk Framework therefore operates alongside the Group’s existing risk policies and frameworks in these areas to ensure appropriate controls and governance are in place to mitigate these risks.

Non-financial risks

In the course of doing business, the Group is exposed to non-financial risks. A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment. The Group’s risk appetite framework for non-financial risks considers risks across a broad range of non-financial risk categories which are outlined below. These risks are considered to be material at the level of the Group.

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Operational risk. Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or has a detrimental impact to customers. Activities across the scope of our business, including operational activity, regulatory compliance, and those supporting ESG activities more broadly can expose us to operational risks. A large volume of complex transactions is processed by the Group across a number of diverse products and is subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

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Outsourcing and third-party risks. The Group’s outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential’s products, both as market counterparties and as outsourcing partners, including new IT, technology and ecosystem partners. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements, and in Africa Prudential is continuing its expansion through acquisitions. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational resilience and performance of our outsourcing and business partners.

The Group’s requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations and are being aligned to the requirements of the Hong Kong IA’s GWS Framework, are included through

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its well-established Group-wide third-party supply policy. Third-party management is also included and embedded in the Group-wide framework and risk management for operational risk (see below).

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Business disruption risk. Events in 2020 and 2021 have shown how material business disruption risk is to effective business operations and delivery of business services to policyholders, and the potential impact to our customers and the market more broadly. The Group continuously seeks to develop greater business resilience through planning, preparation, testing and adaption. Business continuity management (BCM) is one of a number of activities undertaken by the Group Security function that helps the Group to protect its key stakeholders and its systems, and business resilience is at the core of the Group’s embedded BCM programme. The BCM programme and framework are appropriately linked to all business activities, and include business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. Based on industry standards, the BCM programme is designed to provide business continuity that matches the Group’s evolving business needs and is appropriate to the size, complexity and nature of the Group’s operations. Prudential is also taking a broader, multi-functional approach to building greater business resilience, working with our external third-party providers and our service delivery teams to improve our ability to withstand, absorb and recover from disruption to our business services, while minimising the impact on our customers. The Group continuously reviews and develops its contingency plans and its ability to respond effectively when disruptive incidents occur, such as those resulting from the Covid-19 pandemic and civil unrest. Business disruption risks are closely monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee and discussed by cross-functional working groups.

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Information security risk and data privacy. Information security and data privacy risks remain significant considerations for Prudential. This includes the risk of malicious attack on its systems, network disruption and risks relating to data security, integrity, privacy and misuse. The cyber security threat and criminal capability in this area continues to evolve globally in sophistication and potential significance with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The systemic risk of sophisticated but untargeted attacks remains elevated, particularly during times of heightened geopolitical tensions and during the current disruption caused by the Covid-19 pandemic. The scale of the Group’s IT infrastructure and network (and the services required to monitor and manage it), stakeholder expectations and high-profile cyber security and data misuse incidents across industries mean that these risks are considered material at the level of the Group.

Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or forming partnerships with third parties that provide these capabilities. While this provides new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks which are managed within the Group’s existing governance and risk management processes, including additional operational risks and increased risks around data security and misuse. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.

Ransomware (malicious software designed to block access to a computer system until a sum of money is paid) campaigns remain a consistent threat to the financial services sector, with recent highly-publicised attacks on institutions. A number of defences are in place for Prudential to protect its systems from this type of attack, including but not limited to, antivirus endpoint software, 24/7 Security Operations Centre monitoring, network-based intrusion detection, and awareness campaigns to all employees to help prevent and report attacks utilising email phishing techniques. Cyber insurance coverage is in place to mitigate the financial loss and the Group is testing preventive and back-up restorative controls for ransomware attacks across its businesses.

Developments in data protection requirements continue to evolve worldwide. This increases financial and reputational implications for Prudential in the event of a breach of its (or third-party suppliers’) IT systems. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology, data and digital services. This includes the international transfer of data which, as a global organisation, increases regulatory risks for Prudential. Given this, both information security and data privacy are key risks for the Group. As well as having preventative risk management in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

During 2021 the focus has been ensuring consistent global coverage of security controls, following work to operationalise the revised organisational structure and governance model for cyber security management which resulted in a centralised Group-wide Information Security and Privacy function, leveraging skills, tools and resources across the business under a ‘centre of excellence’ model. This global function is led by the Group Chief Information Security Officer (CISO) and falls within the scope of the responsibilities of the Group Chief Digital Officer, working closely with the Group Risk and Compliance Function and Group CRCO to ensure appropriate second line oversight. Cyber risk management is also conducted locally within business units with input from business information security officers and with oversight from local risk committees. The Prudential plc Board is briefed at least twice annually on cyber security by the Group CISO and executive training is provided to ensure that members understand the latest regulatory expectations and the threats facing the Group and that they have the means to enable appropriate oversight in this area.

An updated Group-wide information security policy has been introduced that aligns to over 20 international standards such as ISO 27001/2, MAS, and NIST Cyber Security Framework to ensure full coverage and adoption of best practices. Local standards are also aligned to relevant local regulation or law. Our Group-wide privacy policy was developed in collaboration with industry experts to support a pragmatic approach to the evolving regulatory environment globally and ensure compliance with all applicable laws and regulations. This approach ensures that all our stakeholders have confidence in our approach to information security and risk management.

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These developments have allowed the Group to progress on its cyber security strategy, which for 2021 has four key objectives:

1.

Automation and Optimisation – to increase the speed and scale of the program’s deployment and reduce human interactions, automation initiatives are being deployed across cyber security and privacy disciplines to improve the agility of controls. Optimisation of tools and processes;

2.	Improvement of cyber hygiene – improve cyber hygiene in order to prevent vulnerabilities due to misconfigurations and lack of critical patches;

3.

Cyber fusion and business enablement – establish a Group-wide function centre of excellence to unify previously disparate security disciplines under a common framework that is focused on automation and preventive controls, rather than relying on manual human intervention to detect attacks that have already occurred. This provides the combined capability for detecting, managing and responding to threats in an integrated and collaborative manner. Re-skilling of staff and support for digital initiatives would be required by the Privacy team; and

4.

Continuous improvement – given the rapid rate of threats, the Security and Privacy disciplines aim to be in a continuous improvement state across people, process and technology. This includes optimisation of technology solutions scaling in order to support growth.

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Model and user developed application (UDA) risk. There is a risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting. The Group utilises various tools to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital applications. Many of these tools are an integral part of the information and decision-making framework of Prudential and errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, or reputational damage.

The Group has no appetite for model and UDA risk arising as a result of failing to develop, implement and monitor appropriate risk mitigation measures. Prudential’s model and UDA risk framework and policy applies a risk-based approach in order to ensure appropriate and proportionate risk management is applied to all models and UDAs used across the business, depending on the materiality and nature of the data used in these tools, as well as their complexity.

Prudential’s model and UDA risk is managed and mitigated using the following:

•	The Group’s Model and UDA Risk Policy and relevant Guidelines;

•	Annual risk assessment of all tools used for core business activities, decision-making and reporting;

•	Maintenance of appropriate documentation for tools used;

•	Implementation of controls to ensure tools are accurate and appropriately used;

•	Tools are subject to rigorous and independent model validation; and

•	Regular reporting to the RCS function and risk committees to support the measurement and management of the risk.

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Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent claims or transactions, or procurement of services, are made against or through the business); sanctions compliance (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees, where there is a higher concentration of exposure to politically-exposed persons, or which otherwise have higher geopolitical risk exposure.

The Group-wide policies we have in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, while a programme of compliance control monitoring reviews is being undertaken. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential’s financial crime policies are performed as part of the Group’s business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which staff and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Group-wide framework and risk management for operational and other non-financial risks

The risks detailed above form key elements of the Group’s operational risk profile. A Group-wide operational risk framework is in place to identify, measure and assess, manage and control, monitor and report effectively on all material operational risks across the business. The key components of the framework are:

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Application of a risk and control self-assessment (RCSA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCSA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business’s most significant risk exposures on a prospective basis;

•

An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;

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A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and

•

A risk appetite framework for non-financial risks that articulates the level of risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

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Outputs from these processes and activities performed by individual business units are monitored by the RCS function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group. The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including:

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A transformation risk framework that assesses, manages and reports on the end-to-end transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;

•	Internal and external review of cyber security capability and defences;

•	Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;

•	Group and business unit-level compliance oversight and risk-based testing in respect of adherence with in-force regulations;

•	Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;

•	On financial crime risk, screening and transaction monitoring systems are in place and a programme of compliance control monitoring reviews is undertaken, as well as regular risk assessments;

•	A framework is in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;

•	Corporate insurance programmes to limit the financial impact of operational risks; and

•	Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCSA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group’s strategy.

Insurance risks

Insurance risk makes up a significant proportion of Prudential’s overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims (claim inflation).

The principal drivers of the Group’s insurance risk vary across its business units. In Asia, where a significant volume of health and protection business is written, the most significant insurance risks across the Group’s key markets in Hong Kong, Singapore, Indonesia and Malaysia are persistency risk, morbidity risk and medical claims inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business which impacts profitability and is influenced by market performance and the value of policy guarantees.

The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The impact of the Covid-19 pandemic to economic activity and employment levels across the Group’s markets has the potential to elevate the incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. In particular extended restrictions on movement could affect product persistency in the Group’s Asia business. The pandemic may also result in elevated claims and policy lapses or surrenders in a less direct way, and with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group’s businesses. While these impacts to the business have not been material to date, they are being closely monitored by the Group’s businesses with targeted management actions being implemented where necessary, which includes additional Incurred But Not Reported (IBNR) claims reserves in some markets where deferrals in non-acute medical treatments due to movement restrictions have been observed.

The Group’s persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. Persistency risk is managed by having in place appropriate controls across the product life cycle. This includes review and revisions to product design and incentive structures where required, ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality, appropriate customer disclosures and product collaterals, use of customer retention initiatives as well as post-sale management through regular experience monitoring. The application of strong mitigations over conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group’s financial results can vary but is influenced by product design and lapse experience relative to assumptions.

In Asia, Prudential writes significant volumes of health and protection business and so a key assumption is the rate of medical claims inflation, which is often in excess of general price inflation. There is a risk that the cost of medical treatment increases more than expected, so the medical claims cost passed on to Prudential is higher than anticipated. Medical claims inflation risk is best mitigated by retaining the right to reprice products and by having suitable overall claims limits within policies, either limits per type of

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medical treatment or in total across a policy, annually and/or over the policy lifetime. Prudential’s morbidity risk is mitigated by appropriate underwriting when policies are issued and eligibility assessments carried out when claims are received, and for certain products, the right to reprice where appropriate. Prudential’s morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.

Prudential’s insurance risks are managed and mitigated using the following:

•	The Group’s insurance, product and underwriting risk policies;

•	In product design and appropriate processes related to the management of policyholder reasonable expectations;

•	The risk appetite statements, limits and triggers;

•	Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;

•	Using reinsurance to mitigate mortality and morbidity risks;

•	Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;

•	Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;

•	Using product repricing and other claims management initiatives in order to mitigate morbidity and medical expense inflation risk; and

•	Regular deep dive assessments.

Conduct risk

Prudential’s conduct of business, especially in the design and distribution of its products, is crucial in ensuring that the Group’s commitment to meeting customers’ needs and expectations are met. The Group’s conduct risk framework, owned by the Group Chief Executive, reflects management’s focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group’s products to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales and sales via online digital platforms. In alignment with the Group’s purpose of helping people get the most out of life, Prudential strives towards making health and protection coverage affordable and accessible to all. Through the Pulse by Prudential app, there is increased focus on making insurance more inclusive to underserved segments of society through bite-size low-cost digital products and services. Prudential has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being:

•	Treat customers fairly, honestly and with integrity;

•	Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value;

•	Maintain the confidentiality of customer information;

•	Provide and promote high standards of customer service; and

•	Act fairly and timely to address customer complaints and any errors found.

While the embedding of policy requirements is ongoing, Prudential manages conduct risk via a range of controls that are identified and assessed through the Group’s conduct risk assessment framework, reviewed within its monitoring programmes, and overseen within reporting to its Boards and Committees.

Management of Prudential’s conduct risk is key to the Group’s strategy. Prudential’s conduct risks are managed and mitigated using the following:

•	The Group’s code of business conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group’s fraud risk control programme;

•

A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration, and provides a safe environment to report conduct risk related issues via Speak Out;

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Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem, to ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;

•	Quality of sales processes and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;

•	Appropriate claims management and complaint handling practices; and

•	Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risks related to regulatory and legal compliance

These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws – including their retrospective application – with which the Group must comply in the conduct of its business.

Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes which may impact Prudential’s business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. In addition to the risks arising from regulatory change, the breadth of local and Group-wide regulatory arrangements presents the risk that regulatory requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators which may result in regulatory censure or significant additional costs to the business. Furthermore, as the industry’s use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring the regulatory developments and standards emerging around the governance and ethical use of technology and data.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation, financial

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reporting and risk management may have an impact on our business. The focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential’s competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group’s ongoing engagement with government policy teams and regulators.

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

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Group-wide supervision. From 21 October 2019, Prudential’s Group-wide supervisor changed to the Hong Kong IA. The primary enabling legislation for the Hong Kong IA’s GWS Framework was enacted in July 2020 and came into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, also came into operation on 29 March 2021. This is supported by guidance material from the Hong Kong IA. The GWS Framework became effective for the Group on 14 May 2021 following designation by the Hong Kong IA, subject to transitional arrangements allowed in legislation which have been agreed with the Hong Kong IA. These transitional arrangements allow all debt instruments, both senior and subordinated, issued by Prudential to be included as eligible Group capital resources.

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Global regulatory developments and systemic risk regulation. Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following key developments.

In November 2019 the IAIS adopted the Common Framework (ComFrame) which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The IAIS has also been developing the Insurance Capital Standard (ICS) as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners (NAIC).

The FSB has suspended Global Systemically Important Insurers (G-SII) designations until completion of a review to be undertaken in 2022. Concurrently, the FSB endorsed a new Holistic Framework (HF), intended for the assessment and mitigation of systemic risk in the insurance sector which was implemented by the IAIS. As part of the HF, many of the previous G-SII measures have already been adopted into the Insurance Core Principles (ICPs) and ComFrame. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. There continues to be material change in the regulatory guidance in this area, including several areas still in development as part of the IAIS’ HF implementation and any new or changing regulations could have a further impact on Prudential. Recent developments in this area include:

•	The IAIS is proposing to introduce liquidity metrics to be used as ancillary indicators, with a second consultation set to follow the phase 1 consultation which was completed in February 2021.

•	A consultation on an application paper on macroprudential supervision was also launched by the IAIS in March 2021.

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The FSB published its 2020 Resolution Report in November 2020, highlighting intra-group connectedness and funding in resolution as key areas of attention for its work on resolution planning. Resolution regimes will continue to be a near term focus in the FSB’s financial stability work, potentially being a key tool in informing decisions around the reformed G-SII designation in 2022. The IMF released a Financial System Stability Assessment for Hong Kong in June 2021. One of the conclusions of the report was that there is room to further strengthen the macroprudential framework by enhancing systemic risk assessment and communication.

In the US, various initiatives are under way to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business’s strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, or current sales practices, or could be applied to sales made prior to their introduction retrospectively, which have a negative impact on Prudential’s business and reported results. Notable regulatory changes currently in development in the region are outlined below.

In the Group’s key Asia markets, reforms to insurance regulatory regimes are in progress, with some uncertainty on the full impact to Prudential:

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In Hong Kong, the Hong Kong IA is seeking to align the territory’s insurance regime with international standards and has been developing a risk-based capital (RBC) framework. The RBC framework will comprise three pillars: quantitative requirements, including assessment of capital adequacy and valuation; qualitative requirements, including corporate governance, Enterprise Risk Management as well as Own Risk and Solvency Assessment; and public disclosures and transparency of information. The rules with respect to the first pillar are expected to be finalised in 2021. The Hong Kong IA is also currently developing plans to enable early adoption of the framework.

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In Malaysia, Bank Negara Malaysia (BNM), the central bank of Malaysia, has initiated a multi-phase review of its current RBC frameworks for insurers and Takaful operators which has been conducted since 2018. The review aims to ensure that the frameworks remain effective under changing market conditions, facilitate consistent and comparable capital adequacy measurement across the insurance and Takaful industry, where appropriate, and achieve greater alignment with key

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elements of the global capital standards such as ICS, where appropriate. A discussion paper on proposals was issued on 30 June 2021 with responses due by 30 September 2021. The timing of the effective date of the updated rules currently remains uncertain.

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In China, the China Banking and Insurance Regulatory Commission (CBIRC) announced plans for its China Risk Oriented Solvency System (C-ROSS) Phase II in 2017. Three quantitative impact studies have been performed in March, August and October 2020. The CBIRC has also released a draft C-ROSS Phase II technical specification in January 2021 for industry consultation. Implementation is expected in 2021 or 2022, although an official effective date has yet to be communicated.

The protection of customers is an increasing regulatory theme in the Asia region, including the following notable examples of proposals for regulatory change in this area.

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The Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan (OJK), has been revising investment linked products (ILP) regulations with the aim of increasing insurance penetration and better protecting customer interests and improving market conduct. The final regulations are expected to be issued in Q3 2021 and this will have implications for the product strategies and insurance and compliance risks for insurers.

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In Malaysia, BNM issued a circular letter in Q1 2021 specifying requirements for the design and disclosure of ILPs which provide extension of coverage beyond the initial coverage term. These changes aim to improve the appropriateness of product design and the customer disclosures provided on ILP policy documents. The proposed effective date of the new requirements is currently 22 September 2021 and these are expected to materially impact insurer systems, disclosures, customer communications, sales conduct and post-sales calls processes.

The pace and volume of climate-related regulatory changes both internationally and locally across Asia markets is increasing.

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The IAIS published an application paper on the supervision of climate-related risks in the insurance sector in May 2021, which aims to provide insurance supervisors with the tools, recommendations and examples of good practice in order to strengthen the assessment and management of climate-related risks.

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In Asia, regulators including the Hong Kong Monetary Authority, the Monetary Authority of Singapore, BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to the environment and climate change. It is expected that other regulators in the region will develop similar requirements.

The Group is actively monitoring and engaging with supervisory authorities on these changes, among others. These changes may give rise to compliance, operational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

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IFRS 17. In May 2017, the International Accounting Standards Board (IASB) published its replacement standard on insurance accounting IFRS 17, ‘Insurance Contracts’. Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, ‘Insurance Contracts’, as amended, will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2023. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group’s IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

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Inter-bank offered rate reforms. In July 2014, the Financial Stability Board (FSB) announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average (SONIA) benchmark in the UK and the Secured Overnight Financing Rate (SOFR) in the US could, among other things, impact the Group through an adverse effect on the value of Prudential’s assets and liabilities which are linked to, or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Risk management and mitigation of regulatory risk at Prudential includes the following:

•	Risk assessment of the Business Plan which includes consideration of current strategies;

•	Close monitoring and assessment of our business environment and strategic risks;

•	The consideration of risk themes in strategic decisions;

•	Ongoing engagement with national regulators, government policy teams and international standard setters; and

•	Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments.

The Group’s ESG-related risks

These include environmental risks associated with climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG-related matters, are an increasingly material consideration for key stakeholders in achieving their own objectives and aims. Material risks associated with key ESG themes may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and staff, its ability to deliver on its long-term strategy and therefore the results of its operations and long-term financial success.

The Prudential ESG Strategic Framework, developed in 2020, focuses on giving people greater access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. Prudential seeks to manage ESG-related risks to its strategy and their negative implications to stakeholders through a transparent and consistent implementation of this strategy in its key markets and across operational, underwriting and investment activities. The strategy is enabled by strong internal governance, sound business practices and a responsible investment approach, both as an asset owner and asset manager.

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a	Environmental risks

Prudential’s strategic ESG focus on stewarding the human impacts of climate change recognises that environmental concerns, notably those associated with climate change, may pose significant risks to Prudential, its customers and other stakeholders. Prudential’s investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition, physical and litigation risks.

The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This climate-related transition risk may adversely impact the valuation of investments held by the Group, and the potential broader economic impact may affect customer demand for the Group’s products. Prudential’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant country and company-level plans and which takes into consideration the impact on the economies, businesses and customers in the markets in which it operates and invests. The pace and volume of new climate-related regulation and reporting standards emerging across the markets in which the Group operates and the demand for externally assured reporting may give rise to compliance, operational and disclosure risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. Understanding and appropriately reacting to transition risk requires sufficient and reliable data on carbon exposure and transition plans for the assets in which the Group invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, will increasingly influence the longevity, mortality and morbidity risk assessments for the Group’s life insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in countries in which Prudential or its key third parties operate could impact the Group’s operational resilience and its customers. More information about the activities the Group is undertaking to increase its understanding and risk management of these climate-related risks can be found in the Prudential plc ESG Report 2020.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasing adverse implications for Prudential and its stakeholders.

b	Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, and interests of people and communities in which the Group or its third parties operate. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. As an employer, the Group aims to attract, retain and develop highly-skilled staff, which relies on having in place responsible working practices and recognising the benefits of diversity and promoting a culture of inclusion. The Group’s reputation extends to its supply chains and its investee companies, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties. Emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact claims against the Group’s insurance product offerings. As a provider of insurance and investment services the Group is committed to playing a greater role in preventing and postponing illness in order to protect its customers as well as making health and financial security accessible through an increased focus on digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group therefore actively manages the regulatory, ethical and reputational risks associated with actual or perceived customer data misuse or security breaches. These risks are explained above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations which Prudential monitors for, as well as ensuring support for its customers through this transformation.

c	Governance risks

Maintaining high standards of corporate governance is crucial for the Group and its customers, staff and employees, reducing the risk of poor decision-making and a lack of oversight of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party suppliers increases the potential for reputational risks arising from poor governance.

ESG-related risks may directly or indirectly impact Prudential’s business and the achievement of its strategy and consequently those of its key stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities, all of whom have expectations, concerns and aims which may differ, both within and across the markets in which the Group operates. The Group’s ESG ambitions include commitments, targets and restrictions, which may be complex to implement and meet and subject to data limitations and a high level of focus by certain stakeholders. In its investment activities, Prudential’s stakeholders increasingly place reliance on an approach to responsible investment that demonstrates how ESG considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties, including voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager.

44

Risk management and mitigation of ESG risks at Prudential include the following:

•	The Group’s ESG Strategic Framework focused on strategic differentiators and enablers;

•	The Group Code of Business Conduct and Group Governance Manual including ESG linked policies;

•	ESG risk identification including through emerging risk processes;

•	Deep dives into ESG themes including climate-related risks;

•	Integrating ESG considerations into investment processes; and

•	Participation in networks to further develop understanding and support collaborative action in relation to ESG risks such as climate change.

Further information on the Group’s ESG governance is included in section 4 above, and further detail on the Group’s ESG Strategic Framework and the management of material risks associated with ESG themes are included in the Group’s ESG Report 2020.

Notes

1	Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
2	Based on middle rating from Standard & Poor’s, Moody’s and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
3	Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.

45

Corporate governance

The Directors confirm that the Company has complied with all the provisions of the Corporate Governance Code issued by the Hong Kong Stock Exchange Limited (HK Code) throughout the accounting period, except as described below.

The Company does not comply with provision B.1.2(d) of the HK Code which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to the board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Corporate Governance Code which recommends the board determines the remuneration of non-executive directors. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code.

Given the circumstances of the pandemic and government guidance, which did not allow large public gatherings as at the date of the 2021 Annual General Meeting (AGM), the Board decided, with regret, that shareholders, external advisers (including the auditor) and the majority of Directors would not be able to attend the AGM in person (and thus provisions A.6.7 of the HK Code could not be fully complied with). The AGM was broadcast from Prudential’s offices and shareholders were able to participate via a live webcast, which enabled them to submit questions, both in advance and during the Meeting, and to cast their votes during the Meeting. Advance voting via proxies was also available to shareholders in all jurisdictions. The AGM was attended in person by the Chair, the Senior Independent Director, the Group Chief Financial Officer and Chief Operating Officer, and the Company Secretary. The Chairs of the Board’s principal committees and the Group Chief Executive attended the meeting via weblink and were available to shareholders for questions. The auditor also attended via weblink. A recording of the AGM is available on the Company’s website. Prudential continued to keep shareholders informed through its website and released results and other presentations during the period.

Notwithstanding the ongoing restrictions in place to deal with the pandemic during the first half of the year, the Board continued to receive regular updates on shareholder engagement activities. The Directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

46

IFRS disclosure and additional financial information

Prudential plc Half Year 2021 results

International Financial Reporting Standards (IFRS) basis results

*	The additional financial information is not covered by the KPMG independent review opinion

CONDENSED CONSOLIDATED INCOME STATEMENT

		2021 $m	2020 $m
	Note	Half year	Half year		Full year
Continuing operations:
Gross premiums earned		11,521	10,950		23,495
Outward reinsurance premiums		(898)	46		(1,625)

Earned premiums, net of reinsurance	B1.4	10,623	10,996		21,870
Investment return		738	4,202		13,762
Other income		331	305		615

Total revenue, net of reinsurance	B1.4	11,692	15,503		36,247

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(7,748)	(11,728)		(28,588)
Acquisition costs and other expenditure	B2	(2,402)	(2,823)		(4,651)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(164)	(153)		(316)
Loss attaching to corporate transactions	D1.1	(56)	—		(30)

Total charges, net of reinsurance		(10,370)	(14,704)		(33,585)

Share of profit from joint ventures and associates, net of related tax		179	133		517

Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)		1,501	932		3,179
Remove tax charge attributable to policyholders’ returns		(238)	(66)		(271)

Profit before tax attributable to shareholders’ returns	B1.1	1,263	866		2,908
Total tax charge attributable to shareholders’ and policyholders’ returns	B3.1	(431)	(310)		(711)
Remove tax charge attributable to policyholders’ returns		238	66		271
Tax charge attributable to shareholders’ returns	B3.1	(193)	(244)		(440)

Profit from continuing operations	B1.5	1,070	622		2,468
Loss from discontinued US operationsnote (ii)	D1.2	(5,707)	(88)		(283)

(Loss) profit for the period		(4,637)	534		2,185

Attributable to:
Equity holders of the Company:
From continuing operations		1,063	600		2,458
From discontinued US operations		(5,073)	(88)		(340)

		(4,010)	512		2,118

Non-controlling interests:
From continuing operations		7	22		10
From discontinued US operations		(634)	—		57

		(627)	22		67

(Loss) profit for the period		(4,637)	534		2,185

Earnings per share (in cents)		2021	2020
	Note	Half year	Half year		Full year
Based on profit attributable to equity holders of the Company:	B4
Basic
Based on profit from continuing operations		40.9 ¢	23.1	¢	94.6	¢
Based on loss from discontinued US operationsnote (ii)		(195.1)¢	(3.4	)¢	(13.0	)¢

Total		(154.2)¢	19.7	¢	81.6	¢

Diluted
Based on profit from continuing operations		40.9 ¢	23.1	¢	94.6	¢
Based on loss from discontinued US operationsnote (ii)		(195.1)¢	(3.4	)¢	(13.0	)¢

Total		(154.2)¢	19.7	¢	81.6	¢

Dividends per share (in cents)		2021	2020
	Note	Half year	Half year		Full year
Dividends relating to reporting period:	B5
First interim ordinary dividend		5.37 ¢	5.37	¢	5.37	¢
Second interim ordinary dividend		—	—		10.73	¢

Total		5.37 ¢	5.37	¢	16.10	¢

Dividends paid in reporting period:	B5
Current year first interim dividend		—	—		5.37	¢
Second interim ordinary dividend for prior year		10.73 ¢	25.97	¢	25.97	¢

Total		10.73 ¢	25.97	¢	31.34	¢

Notes

(i)

This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

(ii)

Loss from discontinued US operations represents the aggregate of the post-tax results during the period and the remeasurement adjustment to the carrying value of the business to reflect its classification as held for distribution in half year 2021. The 2020 comparative results have been re-presented from those previously published accordingly (as described in note A1).

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2021 $m	2020* $m
	Note	Half year	Half year	Full year
Continuing operations:
Profit for the period		1,070	622	2,468
Other comprehensive income (loss)
Exchange movements arising during the period		(163)	(201)	233

Total items that may be reclassified subsequently to profit or loss		(163)	(201)	233

Total comprehensive income from continuing operations		907	421	2,701

Discontinued US operations:*
Loss for the period		(5,707)	(88)	(283)
Valuation movements on available-for-sale debt securities, net of related change in amortisation of deferred acquisition costs and related tax		(867)	(22)	292

Total comprehensive (loss) income for the period from discontinued US operations	D1.2	(6,574)	(110)	9

Total comprehensive (loss) income for the period		(5,667)	311	2,710

Attributable to:
Equity holders of the Company:
From continuing operations		905	400	2,697
From discontinued US operations		(5,844)	(110)	(40)

		(4,939)	290	2,657
Non-controlling interests:
From continuing operations		2	21	4
From discontinued US operations		(730)	—	49

		(728)	21	53

Total comprehensive (loss) income for the period		(5,667)	311	2,710

*	The 2020 comparative results have been re-presented from those previously published to reflect the Group’s US operations as discontinued operations in half year 2021 (as described in note A1).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Period ended 30 Jun 2021 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
Reserves
Profit for the period		—	—	1,063	—	—	1,063	7	1,070
Other comprehensive loss		—	—	—	(158)	—	(158)	(5)	(163)

Total comprehensive income (loss) from continuing operations		—	—	1,063	(158)	—	905	2	907
Total comprehensive loss from discontinued US operations	D1.2	—	—	(5,073)	—	(771)	(5,844)	(730)	(6,574)

Total comprehensive loss for the period		—	—	(4,010)	(158)	(771)	(4,939)	(728)	(5,667)
Dividends	B5	—	—	(283)	—	—	(283)	(3)	(286)
Reserve movements in respect of share-based payments		—	—	77	—	—	77	—	77
Effect of transactions relating to non-controlling interests		—	—	(10)	—	—	(10)	—	(10)
Share capital and share premium
New share capital subscribed	C8	—	8	—	—	—	8	—	8

Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(18)	—	—	(18)	—	(18)

Net increase (decrease) in equity		—	8	(4,244)	(158)	(771)	(5,165)	(731)	(5,896)
Balance at beginning of period		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119

Balance at end of period		173	2,645	10,180	974	1,741	15,713	510	16,223

		Period ended 30 Jun 2020* $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
Reserves
Profit for the period		—	—	600	—	—	600	22	622
Other comprehensive loss		—	—	—	(200)	—	(200)	(1)	(201)

Total comprehensive income (loss) from continuing operations		—	—	600	(200)	—	400	21	421
Total comprehensive loss from discontinued US operations	D1.2	—	—	(88)	—	(22)	(110)	—	(110)

Total comprehensive income (loss) for the period		—	—	512	(200)	(22)	290	21	311
Dividends	B5	—	—	(674)	—	—	(674)	(16)	(690)
Reserve movements in respect of share-based payments		—	—	29	—	—	29	—	29
Effect of transactions relating to non-controlling interests		—	—	32	—	—	32	—	32
Share capital and share premium
New share capital subscribed	C8	—	10	—	—	—	10	—	10

Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(54)	—	—	(54)	—	(54)

Net increase (decrease) in equity		—	10	(155)	(200)	(22)	(367)	5	(362)
Balance at beginning of period		172	2,625	13,575	893	2,212	19,477	192	19,669

Balance at end of period		172	2,635	13,420	693	2,190	19,110	197	19,307

*

The half year 2020 comparative results have been re-presented from those previously published to reflect the Group’s US operations as discontinued operations in half year 2021 (as described in note A1).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

		Year ended 31 Dec 2020* $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
Reserves
Profit for the year		—	—	2,458	—	—	2,458	10	2,468
Other comprehensive income (loss)		—	—	—	239	—	239	(6)	233

Total comprehensive income from continuing operations		—	—	2,458	239	—	2,697	4	2,701
Total comprehensive income (loss) from discontinued US operations	D1.2	—	—	(340)	—	300	(40)	49	9

Total comprehensive income for the year		—	—	2,118	239	300	2,657	53	2,710

Dividends	B5	—	—	(814)	—	—	(814)	(18)	(832)
Reserve movements in respect of share-based payments		—	—	89	—	—	89	—	89
Effect of transactions relating to non-controlling interests†		—	—	(484)	—	—	(484)	1,014	530
Share capital and share premium
New share capital subscribed	C8	1	12	—	—	—	13	—	13
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(60)	—	—	(60)	—	(60)

Net increase in equity		1	12	849	239	300	1,401	1,049	2,450
Balance at beginning of year		172	2,625	13,575	893	2,212	19,477	192	19,669

Balance at end of year		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119

*

The full year 2020 comparative results have been re-presented from those previously published to reflect the Group’s US operations as discontinued operations in half year 2021 (as described in note A1).

†	The $1,014 million effect of transactions relating to non-controlling interests recognised in full year 2020 related to the equity investment by Athene Life Re Ltd. into the US business in July 2020.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2021 $m	2020 $m
	Note	30 Jun	30 Jun	31 Dec
Assets
Goodwill	C4.1	926	942	961
Deferred acquisition costs and other intangible assets	C4.2	6,525	18,604	20,345
Property, plant and equipment		525	964	893
Reinsurers’ share of insurance contract liabilities		9,891	44,918	46,595
Deferred tax assets	C7	298	4,259	4,858
Current tax recoverable		23	387	444
Accrued investment income		1,092	1,517	1,427
Other debtors		2,238	3,211	3,171
Investment properties		39	23	23
Investments in joint ventures and associates accounted for using the equity method		2,056	1,507	1,962
Loans		2,440	14,910	14,588
Equity securities and holdings in collective investment schemesnote (i)		60,466	234,698	278,635
Debt securitiesnote (i)		92,728	121,462	125,829
Derivative assets		485	2,459	2,599
Other investmentsnote (i)		—	1,569	1,867
Deposits		3,344	3,351	3,882
Assets held for distributionnote (ii)	D1.2	335,750	—	—
Cash and cash equivalents		6,295	8,384	8,018

Total assets	C1	525,121	463,165	516,097

Equity
Shareholders’ equity		15,713	19,110	20,878
Non-controlling interests		510	197	1,241

Total equity	C1	16,223	19,307	22,119

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C3.1	144,809	391,924	441,246
Unallocated surplus of with-profits funds	C3.1	6,273	5,512	5,217
Core structural borrowings of shareholder-financed businesses	C5.1	6,404	6,499	6,633
Operational borrowings	C5.2	895	2,245	2,444
Obligations under funding, securities lending and sale and repurchase agreements		396	9,085	9,768
Net asset value attributable to unit holders of consolidated investment funds		5,770	5,967	5,975
Deferred tax liabilities	C7	2,735	5,278	6,075
Current tax liabilities		200	428	280
Accruals, deferred income and other liabilities		8,017	16,208	15,508
Provisions		227	245	350
Derivative liabilities		412	467	482
Liabilities held for distributionnote (ii)	D1.2	332,760	—	—

Total liabilities	C1	508,898	443,858	493,978

Total equity and liabilities	C1	525,121	463,165	516,097

Notes

(i)

Included within equity securities and holdings in collective investment schemes, debt securities and other investments as at 30 June 2021 are $1,006 million of lent securities and assets subject to repurchase agreements (30 June 2020: $229 million; 31 December 2020: $895 million from continuing operations). Included within discontinued operations is $2,281 million (30 June 2020: $36 million; 31 December 2020: $1,112 million).

(ii)

Assets and liabilities held for distribution at 30 June 2021 related to the Group’s US operations which were classified as discontinued operations in half year 2021, as discussed in note A1. A line-by-line analysis of assets and liabilities for the discontinued US operations is included in note D1.2. The 2020 comparative results for the assets and liabilities at 30 June 2020 and 31 December 2020 are as published and not re-presented on a basis consistent with 30 June 2021 (as described in note A1).

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		2021 $m	2020 $m
	Note	Half year	Half year	Full year
Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)		1,501	932	3,179
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(5,651)	(6,404)	(20,978)
Other non-investment and non-cash assets		2,693	(4,999)	(7,185)
Policyholder liabilities (including unallocated surplus of with-profits funds)		2,424	12,082	27,117
Other liabilities (including operational borrowings)		105	382	155
Other itemsnote (i)		156	(376)	485

Net cash flows from operating activities		1,228	1,617	2,773

Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment		(19)	(42)	(51)
Net cash flows from other investing activitiesnote (ii)		(773)	(733)	(1,142)

Net cash flows from investing activities		(792)	(775)	(1,193)

Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iii)	C5.1
Issuance of debt, net of costs		—	983	983
Interest paid		(163)	(147)	(294)
Payment of principal portion of lease liabilities		(54)	(53)	(128)
Equity capital:
Issues of ordinary share capital		8	10	13
External dividends:
Dividends paid to the Company’s shareholders	B5	(283)	(674)	(814)
Dividends paid to non-controlling interests		(3)	(16)	(18)

Net cash flows from financing activities		(495)	103	(258)

Net increase (decrease) in cash and cash equivalents from continuing operations		(59)	945	1,322
Discontinued US operations:note (iv)
Net cash flows from operating activities		(442)	549	(807)
Net cash flows from investing activities		—	(1)	(2)
Net cash flows from financing activitiesnote (v)		(18)	(15)	470

Net increase (decrease) in cash and cash equivalents from discontinued US operations		(460)	533	(339)
Cash and cash equivalents at beginning of period		8,018	6,965	6,965
Effect of exchange rate changes on cash and cash equivalents		(43)	(59)	70

Cash and cash equivalents at end of period		7,456	8,384	8,018

Comprising:
Cash and cash equivalents from continuing operations		6,295	5,891	6,397
Cash and cash equivalents from discontinued US operations	D1.2	1,161	2,493	1,621

Notes

(i)

The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid. Included in net cash flows from operating activities are dividends from joint ventures and associates of $114 million (half year 2020: $79 million; full year 2020: $118 million).

(ii)	Net cash flows from other investing activities include amounts paid for distribution rights and cash flows arising from the acquisitions and disposals of businesses.
(iii)

Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at beginning of period $m	Cash movements $m	Non-cash movements $m			Balance at end of period $m
		Issuance of debt	Foreign exchange movement	Reclassification of US operations as held for distribution	Other movements
30 Jun 2021	6,633	—	14	(250)	7	6,404
30 Jun 2020	5,594	983	(85)	—	7	6,499
31 Dec 2020	5,594	983	42	—	14	6,633

(iv)

Net cash flows from discontinued operations represents the movement in cash and cash equivalents from the discontinued US operations which were classified as held for distribution in half year 2021. The statement of cash flows is presented excluding intragroup cash flows between the continuing and discontinued US operations. The 2020 comparative results have been re-presented from those previously published accordingly (as described in note A1).

(v)	No dividends were paid to non-controlling interest of the discontinued US operations during the periods shown above.

NOTES TO THE FINANCIAL STATEMENTS

A BASIS OF PREPARATION

A1 Basis of preparation and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2021 have been prepared in accordance with both IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and IAS 34 as adopted for use in the UK. The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. At 30 June 2021, there were no unadopted standards effective for the period ended 30 June 2021 which impact the condensed consolidated financial statements of the Group, and there were no differences between IFRS adopted for use in the UK and IFRS issued by the IASB in terms of their application to the Group.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2020, as disclosed in the 2020 statutory accounts, aside from those discussed in note A2 below.

In 2021, the Group changed its operating segments for financial reporting under IFRS 8, ‘Operating Segments’ as discussed further in note B1.3 and has reclassified Jackson as held for distribution and discontinued operations as discussed further below.

The IFRS basis results for half year 2021 and half year 2020 are unaudited. The 2020 full year IFRS basis results have been derived from the 2020 statutory accounts. The auditors have reported on the 2020 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period of at least 12 months from the date that these financial statements are approved. In making this assessment, the Directors have considered both the Group’s current performance, solvency and liquidity and the Group’s business plan taking into account the Group’s principal risks and the mitigations available to it which are described in the Group Chief Risk and Compliance Officer’s report. The proposed demerger of Jackson from the Group is expected to occur within the period covered by the assessment. The Directors have therefore considered the ability of the Group to continue as a going concern in its current form (ie the Group including Jackson) as well as the more likely scenario that the demerger proceeds (ie the Group excluding Jackson).

The assessment also includes consideration of the results of key market risk stress and scenario testing over the assessment period covering the potential impact of up or down equity market and interest rate movements, corporate credit spread widening, and an elevated level of credit losses. The current situation on Covid-19 is not expected to impact the ability of the Group to continue as a going concern.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that these financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these interim financial statements for the period ended 30 June 2021.

Discontinued operations

On 28 January 2021, the Board announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders, subject to regulatory and shareholder approvals. In accordance with IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’, the Group’s US operations have been classified as held for distribution and discontinued operations in these condensed consolidated financial statements.

In order to present the results of the continuing operations on a comparable basis, and consistent with IFRS 5 requirements, loss after tax attributable to the discontinued US operations in half year 2021 has been shown in a single line in the income statement with 2020 comparatives being restated accordingly, with further analysis provided in note D1.2. Notes B1 to B4 have also been prepared on this basis.

IFRS 5 does not permit the comparative 30 June 2020 and 31 December 2020 statements of financial position to be re-presented, as the US operations were not classified as discontinued at these dates. In the related balance sheet notes, prior period balances have been presented to show the amounts from discontinued US operations separately from continuing operations in order to present the results of the continuing operations on a comparable basis. Additionally, in the analysis of movements in Group’s assets and liabilities between the beginning and end of the periods, the balances of the discontinued US operations are removed from the opening balances to show the underlying movements from continuing operations.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

	Closing rate at period end			Average rate for the period to date
USD : local currency	30 Jun 2021	30 Jun 2020	31 Dec 2020	Half year 2021	Half year 2020	Full year 2020
Chinese yuan (CNY)	6.46	7.07	6.54	6.47	7.03	6.90
Hong Kong dollar (HKD)	7.77	7.75	7.75	7.76	7.76	7.76
Indian rupee (INR)	74.33	75.50	73.07	73.33	74.16	74.12
Indonesian rupiah (IDR)	14,500.00	14,285.00	14,050.00	14,273.32	14,574.24	14,541.70
Malaysian ringgit (MYR)	4.15	4.29	4.02	4.10	4.25	4.20
Singapore dollar (SGD)	1.34	1.40	1.32	1.33	1.40	1.38
Taiwan dollar (TWD)	27.86	29.50	28.10	28.02	30.00	29.44
Thai baht (THB)	32.06	30.87	30.02	30.83	31.62	31.29
UK pound sterling (GBP)	0.72	0.81	0.73	0.72	0.79	0.78
Vietnamese dong (VND)	23,016.00	23,206.00	23,082.50	23,044.83	23,303.21	23,235.84

Certain notes to the financial statements present half year 2020 comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the condensed consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position.

A2 New accounting pronouncements in 2021

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2021:

•	Amendments to IFRS 7, IFRS 9, IAS 39, IFRS 4 and IFRS 16 ‘Interest Rate Benchmark Reform – phase 2’ issued in August 2020;

•	Amendments to IFRS 16, ‘Covid-19 Related Rent Concession beyond 30 June 2021’ issue in March 2021; and

•	Amendments to IFRS 4, ‘Extension of temporary IFRS 9 exemption until 1 January 2023’.

The adoption of these pronouncements have had no significant impact on the Group financial statements.

B	EARNINGS PERFORMANCE

B1 Analysis of performance by segment

B1.1 Segment results

		2021 $m	2020 $m		2021 vs 2020%		2020 $m
	Note	Half year	AER Half year	CER Half year	AER Half year	CER Half year	AER Full year
			note (i)	note (i)	note (i)	note (i)	note (i)
Continuing operations:
China JV		139	101	109	38%	28%	251
Hong Kong		460	412	412	12%	12%	891
Indonesia		225	249	255	(10)%	(12)%	519
Malaysia		184	158	164	16%	12%	309
Singapore		320	262	276	22%	16%	574
Growth markets and othernote (ii)		479	404	418	19%	15%	835
Eastspring		162	143	147	13%	10%	283

Total segment profit		1,969	1,729	1,781	14%	11%	3,662

Other income and expenditure:
Investment return and other income		—	8	8	n/a	n/a	(15)
Interest payable on core structural borrowings		(164)	(153)	(153)	(7)%	(7)%	(316)
Corporate expenditurenote (iii)		(157)	(201)	(212)	22%	26%	(412)

Total other income and expenditure		(321)	(346)	(357)	7%	10%	(743)

Restructuring and IFRS 17 implementation costsnote (iv)		(77)	(97)	(99)	21%	22%	(162)

Adjusted operating profit	B1.3	1,571	1,286	1,325	22%	19%	2,757
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(212)	(418)	(421)	49%	50%	(579)
Amortisation of acquisition accounting adjustments		(2)	(2)	(2)	0%	0%	(5)
(Loss) gain attaching to corporate transactions	D1.1	(94)	—	—	n/a	n/a	735

Profit before tax attributable to shareholders		1,263	866	902	46%	40%	2,908
Tax charge attributable to shareholders’ returns	B3	(193)	(244)	(249)	21%	22%	(440)

Profit from continuing operations		1,070	622	653	72%	64%	2,468
Loss from discontinued US operations	D1.2	(5,707)	(88)	(88)	n/a	n/a	(283)

(Loss) profit for the period		(4,637)	534	565	n/a	n/a	2,185

Attributable to:
Equity holders of the Company:
From continuing operations		1,063	600	631	77%	68%	2,458
From discontinued US operations		(5,073)	(88)	(88)	n/a	n/a	(340)

		(4,010)	512	543	n/a	n/a	2,118
Non-controlling interests:
From continuing operations		7	22	22	(68)%	(68)%	10
From discontinued US operations		(634)	—	—	n/a	n/a	57

		(627)	22	22	n/a	n/a	67

(Loss) profit for the period		(4,637)	534	565	n/a	n/a	2,185

Basic earnings per share (in cents)		2021	2020		2021 vs 2020%		2020
	Note	AER Half year	AER Half year	CER Half year	AER Half year	CER Half year	AER Full year
	B4	note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest, from continuing operations		51.6 ¢	38.1 ¢	39.4 ¢	35%	31%	86.6 ¢
Based on profit from continuing operations, net of non-controlling interest		40.9 ¢	23.1 ¢	24.3 ¢	77%	68%	94.6 ¢
Based on loss from discontinued US operations, net of non-controlling interest		(195.1)¢	(3.4)¢	(3.4)¢	n/a	n/a	(13.0)¢

Notes

(i)

Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.

(ii)

For growth markets and other, adjusted operating profit includes other items of $167 million (half year 2020: $104 million; full year 2020: $119 million) which primarily comprises of taxes for life joint ventures and associates and other non-recurring items.

(iii)	Corporate expenditure as shown above is for head office functions in London and Hong Kong.
(iv)	Restructuring and IFRS 17 implementation costs include those incurred in insurance and asset management operations of $(33) million (half year 2020: $(33) million; full year 2020: $(97) million).

B1.2 Short-term fluctuations in investment returns on shareholder-backed business

	2021 $m	2020 $m
	Half year	Half year	Full year
Total segment (insurance and asset management operations)	(208)	(448)	(607)
Unallocated to a segment (central operations)	(4)	30	28

Total short-term fluctuations in investment returns from continuing operations	(212)	(418)	(579)

In general, the short-term fluctuations reflect the value movements on shareholders’ assets and policyholder liabilities (net of reinsurance) arising from market movements in the period. In half year 2021, rising interest rates across most operations led to unrealised bond losses which more than offset the impact of higher discount rates on policyholder liabilities under the local reserving basis applied and equity gains on shareholder-backed business in the period. This has led to the overall negative short-term investment fluctuations for total insurance and asset management operations.

B1.3 Determining operating segments and performance measure of operating segments

Operating segments

The Group’s operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’ on the basis of the management reporting structure and its financial management information.

Under the Group’s management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Group Chief Executive. In the management structure, responsibility is delegated to the Chief Executive, Prudential Corporation Asia, for the day-to-day management of the insurance and asset management operations (within the framework set out in the Group Governance Manual). This in turn is delegated to the Chief Executives of Hong Kong, Indonesia, Malaysia, Singapore, Growth markets (comprising Africa and the remaining Asia subsidiary operations) and Eastspring, the Group’s Asia asset manager. The China JV is managed jointly with CITIC, a Chinese state-owned conglomerate.

In the first quarter of 2021, the Group reviewed its operating segments for financial reporting under IFRS 8 following changes to the business and financial management information provided to the GEC. As a result, performance measures for insurance operations are analysed by geographical areas for the larger business units of the China JV, Hong Kong, Indonesia, Malaysia and Singapore, with Eastspring, the asset management business, also analysed separately. All other Asia and Africa insurance operations are included in the ‘Growth markets and other’ segment alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the period. The 2020 comparatives have been re-presented to show the new segments for comparison. Previously the Group’s segments were Asia and the US. The US operations have been classified as discontinued following its classification as held for distribution in half year 2021 (see note D1.2). In light of the proposed demerger, the segment analysis for the discontinued US operations is provided in note D1.2, separate from those for the continuing operations.

Operations which do not form part of any business unit are reported as ‘Unallocated to a segment’ and comprise head office functions in London and Hong Kong.

Performance measure

The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (‘adjusted operating profit’), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period as follows:

•	Short-term fluctuations in investment returns on shareholder-backed business;

•	Amortisation of acquisition accounting adjustments arising on the purchase of business; and

•	Gain or loss on corporate transactions, as discussed in note D1.1.

The determination of adjusted operating profit for investment and liability movements is as described in note B1.3 of the Group’s consolidated financial statements for the year ended 31 December 2020.

For Group debt securities at 30 June 2021 held by the continuing insurance operations, the level of unamortised interest-related realised gains and losses related to previously sold bonds was a net gain of $414 million (30 June 2020: net gain of $355 million; 31 December 2020: net gain of $525 million from continuing operations).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $5,447 million as at 30 June 2021 (30 June 2020: $5,721 million; 31 December 2020: $4,963 million from continuing operations). The longer-term rates of return applied in half year 2021 ranged from 5.5 per cent to 16.9 per cent (half year 2020: 4.6 per cent to 17.6 per cent; full year 2020: 5.1 per cent to 16.9 per cent from continuing operations) with the rates applied varying by business unit.

B1.4 Additional segmental analysis of revenue from continuing operations

	Half year 2021 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total continuing operations
Gross premiums earned	4,776	871	929	2,934	2,011	—	—	11,521	—	11,521
Outward reinsurance premiums	(767)	(28)	(22)	(55)	(26)	—	—	(898)	—	(898)

Earned premiums, net of reinsurance	4,009	843	907	2,879	1,985	—	—	10,623	—	10,623
Other incomenote (ii)	24	5	1	10	57	234	—	331	—	331

Total external revenue	4,033	848	908	2,889	2,042	234	—	10,954	—	10,954
Intra-group revenue	—	—	—	—	—	106	(106)	—	—	—
Interest income	528	46	117	462	303	1	—	1,457	—	1,457
Other investment return	(1,230)	(102)	(179)	1,003	(220)	9	—	(719)	—	(719)

Total revenue, net of reinsurance	3,331	792	846	4,354	2,125	350	(106)	11,692	—	11,692

	Half year 2020 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total continuing operations
Gross premiums earned	5,450	863	839	2,105	1,693	—	—	10,950	—	10,950
Outward reinsurance premiumsnote (iii)	(385)	(35)	(12)	501	(23)	—	—	46	—	46

Earned premiums, net of reinsurance	5,065	828	827	2,606	1,670	—	—	10,996	—	10,996
Other incomenote (ii)	26	7	3	15	36	200	—	287	18	305

Total external revenue	5,091	835	830	2,621	1,706	200	—	11,283	18	11,301
Intra-group revenue	—	—	—	—	—	81	(81)	—	—	—
Interest income	250	55	108	198	278	3	—	892	13	905
Other investment return	4,457	(727)	(81)	(273)	(145)	5	—	3,236	61	3,297

Total revenue, net of reinsurance	9,798	163	857	2,546	1,839	289	(81)	15,411	92	15,503

	Full year 2020 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total continuing operations
Gross premiums earned	11,091	1,738	1,783	5,035	3,848	—	—	23,495	—	23,495
Outward reinsurance premiumsnote (iii)	(1,918)	(62)	(27)	432	(50)	—	—	(1,625)	—	(1,625)

Earned premiums, net of reinsurance	9,173	1,676	1,756	5,467	3,798	—	—	21,870	—	21,870
Other incomenote (ii)	59	8	—	38	91	417	—	613	2	615

Total external revenue	9,232	1,684	1,756	5,505	3,889	417	—	22,483	2	22,485
Intra-group revenue	—	—	—	—	1	164	(165)	—	—	—
Interest income	646	104	210	447	570	5	—	1,982	15	1,997
Other investment return	8,139	(115)	468	2,409	830	26	—	11,757	8	11,765

Total revenue, net of reinsurance	18,017	1,673	2,434	8,361	5,290	612	(165)	36,222	25	36,247

Notes

(i)

The China JV segment is a joint venture accounted for using the equity method under IFRS, with the Group’s share of its results net of related tax presented in a single line within the Group’s profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. Revenue from external customers of the China JV in half year 2021 is $1,307 million (half year 2020: $980 million; full year 2020: $1,866 million).

(ii)

Other income comprises income from external customers and consists primarily of revenue from the Group’s asset management business of $234 million (half year 2020: $200 million; full year 2020: $417 million from continuing operations). The remaining other income consists primarily of policy fee revenue from external customers.

(iii)	The 2020 outward reinsurance premiums of Singapore included a credit of $542 million for the recapture of previously reinsured business following a change in regulatory requirements.

B1.5 Additional segmental analysis of profit after tax from continuing operations

	2021 $m	2020 $m
	Half year	Half year	Full year
China JV	148	57	394
Hong Kong	441	108	994
Indonesia	179	184	409
Malaysia	135	135	256
Singapore	141	246	521
Growth markets and other	330	192	548
Eastspring	147	126	253

Total segment	1,521	1,048	3,375
Unallocated to a segment (central operations)*	(451)	(426)	(907)

Group total profit after tax from continuing operations	1,070	622	2,468

*	Comprising costs attributable to the head office functions in London and Hong Kong including interest costs on core structural borrowings and restructuring and IFRS 17 implementation costs.

B2 Acquisition costs and other expenditure from continuing operations

	2021 $m	2020 $m
	Half year	Half year	Full year
Acquisition costs incurred for insurance policies	(1,026)	(950)	(2,080)
Acquisition costs deferred	373	261	617
Amortisation of acquisition costs	(186)	(157)	(308)
Administration costs and other expenditure (net of other reinsurance commission)note	(1,542)	(1,528)	(2,433)
Movements in amounts attributable to external unit holders of consolidated investment funds	(21)	(449)	(447)

Total acquisition costs and other expenditure from continuing operations	(2,402)	(2,823)	(4,651)

Note

Included in total administration costs and other expenditure is depreciation of property, plant and equipment of $(85) million (half year 2020: $(92) million; full year 2020: $(186) million from continuing operations), of which $(62) million (half year 2020: $(66) million; full year 2020: $(134) million from continuing operations) relates to the right-of-use assets recognised under IFRS 16 and interest on the IFRS 16 lease liabilities of $6 million (half year 2020: $8 million; full year 2020: $16 million from continuing operations). The full year 2020 amount also included a credit of $770 million for the commission arising from the reinsurance transaction entered into by the Hong Kong business during the year as discussed in note D1.1.

B3 Tax charge from continuing operations

B3.1 Total tax charge by nature

The total tax charge from continuing operations in the income statement is as follows:

	2021 $m	2020 $m
Tax charge	Half year Total	Half year Total	Full year Total
Attributable to shareholders:
Hong Kong	(16)	(16)	(15)
Indonesia	(45)	(61)	(125)
Malaysia*	(28)	(37)	(58)
Singapore	(23)	(47)	(87)
Growth markets* and other	(73)	(53)	(125)
Eastspring*	(15)	(17)	(30)

Total segment	(200)	(231)	(440)
Unallocated to a segment (central operations)	7	(13)	—

Tax charge attributable to shareholders	(193)	(244)	(440)
Attributable to policyholders:
Hong Kong	(40)	(30)	(60)
Indonesia	(2)	—	(3)
Malaysia*	(2)	9	(34)
Singapore	(194)	(42)	(170)
Growth markets* and other	—	(3)	(4)

Tax charge attributable to policyholders	(238)	(66)	(271)

Total tax charge from continuing operations	(431)	(310)	(711)

Analysed by:
Current tax	(189)	(190)	(383)
Deferred tax	(242)	(120)	(328)

Total tax charge from continuing operations	(431)	(310)	(711)

*

Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including the China JV.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B3.2 below. The tax charge attributable to policyholders of $(238) million (half year 2020: $(66) million; full year 2020: $(271) million) above is equal to the profit before tax attributable to policyholders. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses on an after-tax basis.

B3.2 Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss of the continuing operations. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result from continuing operations.

	2021		2020
	Half year		Half year		Full year
	Tax attributable to shareholders $m	Percentage impact on ETR %	Tax attributable to shareholders $m	Percentage impact on ETR %	Tax attributable to shareholders $m	Percentage impact on ETR %
Adjusted operating profit	1,571		1,286		2,757
Non-operating (loss) profit*	(308)		(420)		151

Profit before tax	1,263		866		2,908

Tax charge at the expected rate	(259)	21%	(182)	21%	(602)	21%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary ratesnote (i)	33	(3)%	31	(4)%	102	(4)%
Deductions not allowable for tax purposes	(34)	3%	(15)	2%	(32)	1%
Items related to taxation of life insurance businessesnote (ii)	71	(6)%	(7)	1%	152	(5)%
Deferred tax adjustments	(4)	0%	(3)	0%	(26)	1%
Unrecognised tax lossesnote (iii)	(66)	5%	(72)	8%	(146)	5%
Effect of results of joint ventures and associatesnote (iv)	37	(3)%	37	(4)%	129	(4)%
Irrecoverable withholding taxesnote (v)	(35)	3%	(26)	3%	(35)	1%
Other	2	0%	3	0%	17	(1)%

Total (charge) credit	4	(1)%	(52)	6%	161	(6)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	6	0%	(21)	2%	(25)	1%
Movements in provisions for open tax mattersnote (vi)	59	(5)%	12	(1)%	33	(1)%
Impact of changes in local statutory tax rates	8	(1)%	(1)	0%	(1)	0%
Adjustments in relation to business disposals and corporate transactions	(11)	1%	—	—	(6)	0%

Total (charge) credit	62	(5)%	(10)	1%	1	0%

Total actual tax charge	(193)	15%	(244)	28%	(440)	15%

Analysed into:
Tax on adjusted operating profit	(222)		(274)		(497)
Tax on non-operating loss	29		30		57
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling itemsnote (vii)	14%		21%		18%
Excluding non-recurring tax reconciling items	19%		21%		18%
Total profitnote (vii)	15%		28%		15%

*

‘Non-operating profit (loss)’ is used to refer to items excluded from adjusted operating profit and includes short term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments.

Notes

(i)	The $33 million (half year 2020: $31 million; full year 2020: $102 million) primarily relates to non-taxable investment income in Singapore and Malaysia.
(ii)

The $71 million (full year 2020: $152 million) primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums. The $(7) million adverse reconciling item at half year 2020 reflected non-tax deductible investment related marked-to-market losses.

(iii)

The $66 million (half year 2020: $(72) million; full year 2020: $(146) million) adverse reconciling item in unrecognised tax losses reflects losses arising where it is unlikely that relief for the losses will be available in future periods.

(iv)

Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.

(v)

The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in Other operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.

(vi)	The statement of financial position contains the following provisions in relation to open tax matters.

Half year 2021 $m
At beginning of period	113
Reclassification of US operations as held for distribution	(3)
Movements in the current period included in tax charge attributable to shareholders	(59)
Provisions utilised in the period	(4)
Other movements*	(14)

At end of period	33

*	Other movements include interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax.

(vii)	The actual tax rate of the relevant business operations are shown below:

	Half year 2021%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	4%	20%	18%	16%	14%	9%	2%	14%
Tax rate on profit before tax	4%	20%	17%	14%	18%	9%	2%	15%

	Half year 2020%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	3%	25%	20%	16%	24%	12%	(3)%	21%
Tax rate on profit before tax	13%	25%	22%	16%	22%	12%	(3)%	28%

	Full year 2020%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	3%	24%	18%	14%	22%	11%	0%	18%
Tax rate on profit before tax	1%	23%	18%	14%	19%	11%	0%	15%

Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of the Group’s joint ventures and associates.

B4 Earnings per share

	Half year 2021
	Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents		Diluted earnings per share cents

Based on adjusted operating profit	1,571	(222)	(7)	1,342	51.6	¢	51.6	¢
Short-term fluctuations in investment returns on shareholder-backed business	(212)	26	—	(186)	(7.2	)¢	(7.2	)¢
Amortisation of acquisition accounting adjustments	(2)	—	—	(2)	(0.1	)¢	(0.1	)¢
Loss attaching to corporate transactions	(94)	3	—	(91)	(3.4	)¢	(3.4	)¢

Based on profit from continuing operations	1,263	(193)	(7)	1,063	40.9	¢	40.9	¢
Based on loss from discontinued US operations	(5,337)	(370)	634	(5,073)	(195.1	)¢	(195.1	)¢

Based on loss for the period	(4,074)	(563)	627	(4,010)	(154.2	)¢	(154.2	)¢

	Half year 2020
	Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents		Diluted earnings per share cents

Based on adjusted operating profit	1,286	(274)	(22)	990	38.1	¢	38.1	¢
Short-term fluctuations in investment returns on shareholder-backed business	(418)	30	—	(388)	(14.9	)¢	(14.9	)¢
Amortisation of acquisition accounting adjustments	(2)	—	—	(2)	(0.1	)¢	(0.1	)¢

Based on profit from continuing operations	866	(244)	(22)	600	23.1	¢	23.1	¢
Based on loss from discontinued US operations	(203)	115	—	(88)	(3.4	)¢	(3.4	)¢

Based on profit for the period	663	(129)	(22)	512	19.7	¢	19.7	¢

	Full year 2020

	Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents		Diluted earnings per share cents

Based on adjusted operating profit	2,757	(497)	(10)	2,250	86.6	¢	86.6	¢
Short-term fluctuations in investment returns on shareholder-backed business	(579)	49	—	(530)	(20.4	)¢	(20.4	)¢
Amortisation of acquisition accounting adjustments	(5)	—	—	(5)	(0.2	)¢	(0.2	)¢
Gain attaching to corporate transactions	735	8	—	743	28.6	¢	28.6	¢

Based on profit from continuing operations	2,908	(440)	(10)	2,458	94.6	¢	94.6	¢
Based on loss from discontinued US operations	(760)	477	(57)	(340)	(13.0	)¢	(13.0	)¢

Based on profit for the year	2,148	37	(67)	2,118	81.6	¢	81.6	¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, is set out as below:

	Number of shares (in millions)
	2021	2020
	Half year	Half year	Full year
Weighted average number of shares for calculation of basic earnings per share	2,601	2,596	2,597
Shares under option at end of period	2	2	2
Shares that would have been issued at fair value on assumed option price at end of period	(2)	(2)	(2)

Weighted average number of shares for calculation of diluted earnings per share	2,601	2,596	2,597

B5 Dividends

	Half year 2021			Half year 2020			Full year 2020
	Cents per share		$m	Cents per share		$m	Cents per share		$m
Dividends relating to reporting period:
First interim ordinary dividend	5.37	¢	140	5.37	¢	140	5.37	¢	140
Second interim ordinary dividend	—		—	—		—	10.73	¢	280

Total	5.37	¢	140	5.37	¢	140	16.10	¢	420

Dividends paid in reporting period:
Current year first interim ordinary dividend	—		—	—		—	5.37	¢	140
Second interim ordinary dividend for prior year	10.73	¢	283	25.97	¢	674	25.97	¢	674

Total	10.73	¢	283	25.97	¢	674	31.34	¢	814

First and second interim dividends are recorded in the period in which they are paid.

Dividend per share

On 28 September 2021, Prudential will pay a first interim ordinary dividend of 5.37 cents per ordinary share for the year ending 31 December 2021. The dividend will be paid to shareholders included on the UK register at 6.00pm BST and to shareholders on the HK register at 4.30pm Hong Kong time on 20 August 2021 (Record Date) and also to the Holders of US American Depositary Receipts as at 20 August 2021. The dividend will be paid on or about 5 October 2021 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date. Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in USD. Elections must be made through the relevant UK or Hong Kong share registrar on or before 6 September (UK) and 13 September 2021 (HK) respectively. The corresponding amount per share in GBP and HKD is expected to be announced on or about 20 September 2021. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement. Holders of American Depositary Receipts (ADRs) will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through The Central Depository (Pte) Limited (CDP) in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C	FINANCIAL POSITION

C1 Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities.

The Group uses the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies’ ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 30 June 2021 were $986 million (30 June 2020: $788 million; 31 December 2020: $780 million from continuing operations). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	30 Jun 2021 $m
	Asia and Africa						US (discont’d)	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
	Insurance
	With -profits	Unit- linked	Other	Eastspring	Eliminations	Total
	note (i)	note (i)	note (i)				note (vi)
Debt securitiesnote (v), note C1.1
Sovereign debt
Indonesia	362	589	568	1	—	1,520	—	—	—	1,520
Singapore	3,673	587	939	78	—	5,277	—	—	—	5,277
Thailand	—	—	1,847	16	—	1,863	—	—	—	1,863
United Kingdom	—	7	—	—	—	7	—	—	—	7
United States	26,233	45	2,917	—	—	29,195	—	—	—	29,195
Vietnam	—	17	2,799	—	—	2,816	—	—	—	2,816
Other (predominantly Asia)	1,951	692	3,790	18	—	6,451	—	—	—	6,451

Subtotal	32,219	1,937	12,860	113	—	47,129		—	—	47,129

Other government bonds
AAA	1,630	83	276	—	—	1,989	—	—	—	1,989
AA+ to AA-	79	4	12	—	—	95	—	—	—	95
A+ to A-	641	115	298	—	—	1,054	—	—	—	1,054
BBB+ to BBB-	83	26	110	—	—	219	—	—	—	219
Below BBB- and unrated	85	13	369	—	—	467	—	—	—	467

Subtotal	2,518	241	1,065	—	—	3,824		—	—	3,824

Corporate bonds
AAA	935	227	449	—	—	1,611	—	—	—	1,611
AA+ to AA-	1,950	393	1,777	—	—	4,120	—	—	—	4,120
A+ to A-	7,909	645	4,976	—	—	13,530	—	—	—	13,530
BBB+ to BBB-	9,324	1,281	4,938	—	—	15,543	—	—	—	15,543
Below BBB- and unrated	3,938	1,050	1,775	1	—	6,764	—	—	—	6,764

Subtotal	24,056	3,596	13,915	1	—	41,568		—	—	41,568

Asset-backed securities
AAA	64	6	63	—	—	133	—	—	—	133
AA+ to AA-	1	1	—	—	—	2	—	—	—	2
A+ to A-	19	—	17	—	—	36	—	—	—	36
BBB+ to BBB-	16	—	10	—	—	26	—	—	—	26
Below BBB- and unrated	6	2	2	—	—	10	—	—	—	10

Subtotal	106	9	92	—	—	207	—	—	—	207

Total debt securities	58,899	5,783	27,932	114	—	92,728	—	—	—	92,728

Loans
Mortgage loans	—	—	154	—	—	154	—	—	—	154
Policy loans	1,302	—	353	—	—	1,655	—	—	—	1,655
Other loans	618	—	13	—	—	631	—	—	—	631

Total loans	1,920	—	520	—	—	2,440	—	—	—	2,440

Equity securities and holdings in collective investment schemes
Direct equities	10,506	13,007	2,541	85	—	26,139	—	—	—	26,139
Collective investment schemes	23,936	7,476	2,907	6	—	34,325	—	2	—	34,327

Total equity securities and holdings in collective investment schemes	34,442	20,483	5,448	91	—	60,464	—	2	—	60,466

Other financial investmentsnote (ii)	1,140	195	2,373	93	—	3,801	—	28	—	3,829

Total financial investments	96,401	26,461	36,273	298	—	159,433	—	30	—	159,463

Investment properties	—	—	39	—	—	39	—	—	—	39
Investments in joint ventures and associates accounted for using the equity method	—	—	1,771	285	—	2,056	—	—	—	2,056
Cash and cash equivalents	945	1,000	1,406	177	—	3,528	—	2,767	—	6,295
Reinsurers’ share of insurance contract liabilities	221	—	9,670	—	—	9,891	—	—	—	9,891
Other assetsnote (iii)	1,663	284	8,643	795	(67)	11,318	—	3,598	(3,289)	11,627
Assets held for distributionnote D1.2	—	—	—	—	—	—	335,760	—	(10)	335,750

Total assets	99,230	27,745	57,802	1,555	(67)	186,265	335,760	6,395	(3,299)	525,121

Shareholders’ equity	—	—	13,287	1,079	—	14,366	2,667	(1,320)	—	15,713
Non-controlling interests	—	—	40	137	—	177	333	—	—	510

Total equity	—	—	13,327	1,216	—	14,543	3,000	(1,320)	—	16,223

Contract liabilities and unallocated surplus of with-profits funds	89,243	25,615	36,224	—	—	151,082	—	—	—	151,082
Core structural borrowings	—	—	—	—	—	—	—	6,404	—	6,404
Operational borrowings	156	—	107	21	—	284	—	611	—	895
Other liabilitiesnote (iv)	9,831	2,130	8,144	318	(67)	20,356	—	700	(3,299)	17,757
Liabilities held for distributionnote D1.2	—	—	—	—	—	—	332,760	—	—	332,760

Total liabilities	99,230	27,745	44,475	339	(67)	171,722	332,760	7,715	(3,299)	508,898

Total equity and liabilities	99,230	27,745	57,802	1,555	(67)	186,265	335,760	6,395	(3,299)	525,121

	30 Jun 2020 $m
	Asia and Africa						US (discont’d)	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
	Insurance
	With -profits	Unit- linked	Other	Eastspring	Eliminations	Total
	note (i)	note (i)	note (i)
Debt securitiesnote (v), note C1.1
Sovereign debt
Indonesia	381	580	455	—	—	1,416	—	—	—	1,416
Singapore	2,788	525	904	88	—	4,305	—	—	—	4,305
Thailand	—	—	1,567	16	—	1,583	—	—	—	1,583
United Kingdom	—	7	—	—	—	7	—	154	—	161
United States	24,656	23	2,356	—	—	27,035	5,371	—	—	32,406
Vietnam	—	14	2,789	—	—	2,803	—	—	—	2,803
Other (predominantly Asia)	1,816	687	3,356	13	—	5,872	19	—	—	5,891

Subtotal	29,641	1,836	11,427	117	—	43,021	5,390	154	—	48,565

Other government bonds
AAA	1,464	103	479	—	—	2,046	447	—	—	2,493
AA+ to AA-	353	34	101	—	—	488	519	—	—	1,007
A+ to A-	524	113	226	—	—	863	191	—	—	1,054
BBB+ to BBB-	466	88	248	8	—	810	2	—	—	812
Below BBB- and unrated	104	17	332	—	—	453	—	—	—	453

Subtotal	2,911	355	1,386	8	—	4,660	1,159	—	—	5,819

Corporate bonds
AAA	1,122	270	504	—	—	1,896	265	—	—	2,161
AA+ to AA-	1,575	273	1,712	2	—	3,562	973	—	—	4,535
A+ to A-	6,670	808	4,723	—	—	12,201	11,792	—	—	23,993
BBB+ to BBB-	7,806	1,043	3,389	—	—	12,238	14,036	—	—	26,274
Below BBB- and unrated	2,835	655	952	3	—	4,445	2,046	—	—	6,491

Subtotal	20,008	3,049	11,280	5	—	34,342	29,112	—	—	63,454

Asset-backed securities
AAA	108	16	23	—	—	147	2,227	—	—	2,374
AA+ to AA-	36	6	8	—	—	50	184	—	—	234
A+ to A-	17	—	25	—	—	42	575	—	—	617
BBB+ to BBB-	15	—	10	—	—	25	193	—	—	218
Below BBB- and unrated	6	—	—	—	—	6	175	—	—	181

Subtotal	182	22	66	—	—	270	3,354	—	—	3,624

Total debt securities	52,742	5,262	24,159	130	—	82,293	39,015	154	—	121,462

Loans
Mortgage loans	—	—	158	—	—	158	8,119	—	—	8,277
Policy loans	1,189	—	332	—	—	1,521	4,705	—	—	6,226
Other loans	389	—	18	—	—	407	—	—	—	407

Total loans	1,578	—	508	—	—	2,086	12,824	—	—	14,910

Equity securities and holdings in collective investment schemes
Direct equities	14,493	10,345	1,541	56	—	26,435	263	—	—	26,698
Collective investment schemes	13,455	6,097	4,180	10	—	23,742	36	2	—	23,780
US separate account assets	—	—	—	—	—	—	184,220	—	—	184,220

Total equity securities and holdings in collective investment schemes	27,948	16,442	5,721	66	—	50,177	184,519	2	—	234,698

Other financial investmentsnote (ii)	991	572	1,856	97	—	3,516	3,827	36	—	7,379

Total financial investments	83,259	22,276	32,244	293	—	138,072	240,185	192	—	378,449

Investment properties	—	—	16	—	—	16	7	—	—	23
Investments in joint ventures and associates accounted for using the equity method	—	—	1,268	239	—	1,507	—	—	—	1,507
Cash and cash equivalents	913	599	1,277	132	—	2,921	2,493	2,970	—	8,384
Reinsurers’ share of insurance contract liabilities	211	—	8,714	—	—	8,925	35,993	—	—	44,918
Other assetsnote (iii)	1,954	482	8,219	799	(33)	11,421	17,942	3,660	(3,139)	29,884

Total assets	86,337	23,357	51,738	1,463	(33)	162,862	296,620	6,822	(3,139)	463,165

Shareholders’ equity	—	—	10,619	994	—	11,613	8,955	(1,458)	—	19,110
Non-controlling interests	—	—	38	159	—	197	—	—	—	197

Total equity	—	—	10,657	1,153	—	11,810	8,955	(1,458)	—	19,307

Contract liabilities and unallocated surplus of with-profits funds	76,647	21,376	33,758	—	—	131,781	265,655	—	—	397,436
Core structural borrowings	—	—	—	—	—	—	250	6,249	—	6,499
Operational borrowings	243	15	118	25	—	401	1,212	632	—	2,245
Other liabilitiesnote (iv)	9,447	1,966	7,205	285	(33)	18,870	20,548	1,399	(3,139)	37,678

Total liabilities	86,337	23,357	41,081	310	(33)	151,052	287,665	8,280	(3,139)	443,858

Total equity and liabilities	86,337	23,357	51,738	1,463	(33)	162,862	296,620	6,822	(3,139)	463,165

	31 Dec 2020 $m
	Asia and Africa						US (discont’d)	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
	Insurance
	With -profits	Unit- linked	Other	Eastspring	Eliminations	Total
	note (i)	note (i)	note (i)				note (vi)
Debt securitiesnote (v), note C1.1
Sovereign debt
Indonesia	385	658	564	12	—	1,619	—	—	—	1,619
Singapore	3,939	551	979	117	—	5,586	—	—	—	5,586
Thailand	—	—	1,999	11	—	2,010	—	—	—	2,010
United Kingdom	—	7	—	—	—	7	—	—	—	7
United States	24,396	21	2,551	—	—	26,968	5,126	—	—	32,094
Vietnam	—	11	2,881	—	—	2,892	—	—	—	2,892
Other (predominantly Asia)	1,322	700	3,681	19	—	5,722	30	—	—	5,752

Subtotal	30,042	1,948	12,655	159	—	44,804	5,156	—	—	49,960

Other government bonds
AAA	1,420	96	405	—	—	1,921	377	—	—	2,298
AA+ to AA-	129	2	28	—	—	159	522	—	—	681
A+ to A-	811	131	339	—	—	1,281	188	—	—	1,469
BBB+ to BBB-	452	16	196	—	—	664	3	—	—	667
Below BBB- and unrated	631	9	451	—	—	1,091	—	—	—	1,091

Subtotal	3,443	254	1,419	—	—	5,116	1,090	—	—	6,206

Corporate bonds
AAA	1,228	221	540	—	—	1,989	265	—	—	2,254
AA+ to AA-	1,943	476	1,871	—	—	4,290	869	—	—	5,159
A+ to A-	7,289	695	5,194	1	—	13,179	10,759	—	—	23,938
BBB+ to BBB-	9,005	1,299	4,785	—	—	15,089	12,686	—	—	27,775
Below BBB- and unrated	2,814	849	1,483	2	—	5,148	1,975	—	—	7,123

Subtotal	22,279	3,540	13,873	3	—	39,695	26,554	—	—	66,249

Asset-backed securities
AAA	74	9	24	—	—	107	2,110	—	—	2,217
AA+ to AA-	2	1	—	—	—	3	171	—	—	174
A+ to A-	15	—	16	—	—	31	741	—	—	772
BBB+ to BBB-	12	—	9	—	—	21	163	—	—	184
Below BBB- and unrated	9	2	8	—	—	19	48	—	—	67

Subtotal	112	12	57	—	—	181	3,233	—	—	3,414

Total debt securities	55,876	5,754	28,004	162	—	89,796	36,033	—	—	125,829

Loans
Mortgage loans	—	—	158	—	—	158	7,833	—	—	7,991
Policy loans	1,231	—	351	—	—	1,582	4,507	—	—	6,089
Other loans	492	—	16	—	—	508	—	—	—	508

Total loans	1,723	—	525	—	—	2,248	12,340	—	—	14,588

Equity securities and holdings in collective investment schemes
Direct equities	15,668	13,064	3,325	71	—	32,128	253	—	—	32,381
Collective investment schemes	18,125	7,392	1,638	10	—	27,165	25	2	—	27,192
US separate account assets	—	—	—	—	—	—	219,062	—	—	219,062

Total equity securities and holdings in collective investment schemes	33,793	20,456	4,963	81	—	59,293	219,340	2	—	278,635

Other financial investmentsnote (ii)	1,566	405	2,173	97	—	4,241	4,094	13	—	8,348

Total financial investments	92,958	26,615	35,665	340	—	155,578	271,807	15	—	427,400

Investment properties	—	—	16	—	—	16	7	—	—	23
Investments in joint ventures and associates accounted for using the equity method	—	—	1,689	273	—	1,962	—	—	—	1,962
Cash and cash equivalents	1,049	587	1,354	156	—	3,146	1,621	3,251	—	8,018
Reinsurers’ share of insurance contract liabilities	257	—	11,106	—	—	11,363	35,232	—	—	46,595
Other assetsnote (iii)	1,538	252	9,418	839	(62)	11,985	19,813	3,624	(3,323)	32,099

Total assets	95,802	27,454	59,248	1,608	(62)	184,050	328,480	6,890	(3,323)	516,097

Shareholders’ equity	—	—	12,861	1,102	—	13,963	8,511	(1,596)	—	20,878
Non-controlling interests	—	—	34	144	—	178	1,063	—	—	1,241

Total equity	—	—	12,895	1,246	—	14,141	9,574	(1,596)	—	22,119

Contract liabilities and unallocated surplus of with-profits funds	86,410	25,433	38,107	—	—	149,950	296,513	—	—	446,463
Core structural borrowings	—	—	—	—	—	—	250	6,383	—	6,633
Operational borrowings	194	—	105	23	—	322	1,498	624	—	2,444
Other liabilitiesnote (iv)	9,198	2,021	8,141	339	(62)	19,637	20,645	1,479	(3,323)	38,438

Total liabilities	95,802	27,454	46,353	362	(62)	169,909	318,906	8,486	(3,323)	493,978

Total equity and liabilities	95,802	27,454	59,248	1,608	(62)	184,050	328,480	6,890	(3,323)	516,097

Notes

(i)

‘With-profits’ comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. ‘Other business’ includes assets and liabilities of other participating business and other non-linked shareholder-backed business. ‘Unit-linked’ comprises the assets and liabilities held in the unit-linked funds.

(ii)	Other financial investments comprise derivative assets, other investments and deposits.
(iii)	Of total ‘Other assets’ at 30 June 2021, there are:
•

Property, plant and equipment (PPE) of $525 million (30 June 2020: $640 million; 31 December 2020: $584 million from continuing operations). During half year 2021, the Group made additions of $24 million of PPE (half year 2020: $48 million; full year 2020: $76 million from continuing operations), of which $5 million relates to right-of-use assets (half year 2020: $6 million; full year 2020: $19 million from continuing operations).

•

Premiums receivable of $758 million (30 June 2020: $778 million; 31 December 2020: $1,677 million from continuing operations), of which $715 million (30 June 2020: $734 million; 31 December 2020: $1,640 million from continuing operations) are due within one year.

(iv)

Within ’Other liabilities’ at 30 June 2021 is accruals, deferred income and other liabilities of $8,017 million (30 June 2020: $8,459 million; 31 December 2020: $8,445 million from continuing operations), of which $7,133 million (30 June 2020: $7,870 million; 31 December 2020: $6,747 million from continuing operations) are due within one year.

(v)

The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor’s, Moody’s and Fitch Solutions and their respective affiliates and suppliers (‘Content Providers’) is referred to here as the ‘Content’. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

(vi)

Assets and liabilities held for distribution at 30 June 2021 related to the Group’s US operations which were classified as discontinued operations in half year 2021, as discussed in note A1. The condensed consolidated statement of financial position at 30 June 2021 has been presented after the elimination of all intragroup balances between the continuing and discontinued operations.

C1.1 Additional analysis of debt securities

This note provides additional analysis of the Group’s debt securities. With the exception of certain debt securities, largely in Jackson, classified as ‘available-for-sale’ under IAS 39, the Group’s debt securities are carried at fair value through profit or loss.

(i)	Holdings by consolidated investment funds of the Group

Of the Group’s debt securities, the following amounts were held by the consolidated investment funds from continuing operations.

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Debt securities held by consolidated investment funds from continuing operations	14,791	17,219	15,928

(ii)	Group bank debt exposure

The Group exposures held by the shareholder-backed business within continuing operations in bank debt securities are analysed below. The table excludes assets held to cover linked liabilities and those of the consolidated investment funds.

	2021 $m					2020 $m
	Senior debt	Subordinated debt			30 Jun	30 Jun	31 Dec
	Total	Tier 1	Tier 2	Total	Group total	Group total	Group total
Shareholder-backed business
Asia	890	180	86	266	1,156	1,414	1,307
Eurozone	89	—	41	41	130	82	78
United Kingdom	147	3	67	70	217	168	199
United States	1,000	3	41	44	1,044	621	939
Other	101	1	58	59	160	188	159

Continuing operations	2,227	187	293	480	2,707	2,473	2,682

C2 Fair value measurement

C2.1     Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities, refer to note C2.1 of the Group IFRS financial statements for the year ended 31 December 2020.

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm’s-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation.

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities, the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2 Fair value measurement hierarchy of Group assets and liabilities

(i)	Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Continuing operations

All assets and liabilities held at fair value are classified as fair value through profit or loss (30 June 2020: $154 million; 31 December 2020: nil of debt securities classified as available-for-sale). All assets and liabilities held at fair value are measured on a recurring basis. As of 30 June 2021, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Discontinued US operations

At 30 June 2021, the fair value of the investment in Jackson (the Group’s US operations) of $3,000 million (before non-controlling interests) is classified as level 2 within the fair value hierarchy as the primary inputs for determining the value are quoted prices for similar listed entities with similar product offerings operating in the US market. This re-measurement of fair value is on a non-recurring basis and is required as a result of Jackson’s classification as held for distribution. Further details, including the additional fair value hierarchy of the underlying financial assets and liabilities of Jackson at 30 June 2021, are provided in note D1.2.

Financial instruments at fair value

	30 Jun 2021 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (a)	note (b)
Continuing operations
Loans	—	560	5	565
Equity securities and holdings in collective investment schemes	52,299	7,695	472	60,466
Debt securities	75,221	17,475	32	92,728
Other investments (including derivative assets)	391	94	—	485
Derivative liabilities	(192)	(220)	—	(412)

Total financial investments, net of derivative liabilities	127,719	25,604	509	153,832
Investment contract liabilities without discretionary participation features	—	(825)	—	(825)
Net asset value attributable to unit holders of consolidated investment funds	(5,770)	—	—	(5,770)

Total financial instruments at fair value	121,949	24,779	509	147,237
Percentage of total (%)	83%	17%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value, from continuing operations:
With-profits	80,526	12,874	415	93,815
Unit-linked	25,279	985	—	26,264
Non-linked shareholder-backed business	21,914	11,745	94	33,753

Total financial investments net of derivative liabilities, at fair value	127,719	25,604	509	153,832
Percentage of total continuing operations (%)	83%	17%	0%	100%
Total financial investments, net of derivative liabilities at fair value	127,719	25,604	509	153,832
Other financial liabilities at fair value	(5,770)	(825)	—	(6,595)

Group total financial instruments at fair value from continuing operations	121,949	24,779	509	147,237

	30 Jun 2020 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (a)	note (b)
Loans	—	—	3,606	3,606
Equity securities and holdings in collective investment schemes	230,670	3,554	474	234,698
Debt securities	64,300	57,091	71	121,462
Other investments (including derivative assets)	109	2,350	1,569	4,028
Derivative liabilities	(65)	(402)	—	(467)

Total financial investments, net of derivative liabilities	295,014	62,593	5,720	363,327
Investment contract liabilities without discretionary participation features	—	(936)	—	(936)
Net asset value attributable to unit holders of consolidated investment funds	(5,521)	(8)	(438)	(5,967)
Other financial liabilities held at fair value	—	—	(3,743)	(3,743)

Total financial instruments at fair value	289,493	61,649	1,539	352,681
Percentage of total (%)	82%	18%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value, from continuing operations:
With-profits	67,290	12,963	314	80,567
Unit-linked	20,503	1,208	—	21,711
Non-linked shareholder-backed business	17,453	12,624	61	30,138

Total financial investments, net of derivative liabilities at fair value	105,246	26,795	375	132,416
Other financial liabilities at fair value	(5,521)	(944)	—	(6,465)

Total financial instruments, net of derivative liabilities, at fair value from continuing operations	99,725	25,851	375	125,951
Percentage of total continuing operations (%)	79%	21%	0%	100%

Total financial instruments, net of derivative liabilities, at fair value from discontinued US operationsnote (c)	189,768	35,798	1,164	226,730
Group total financial instruments at fair value	289,493	61,649	1,539	352,681

	31 Dec 2020 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (a)	note (b)
Loans	—	416	3,461	3,877
Equity securities and holdings in collective investment schemes	272,863	5,224	548	278,635
Debt securities	75,998	49,769	62	125,829
Other investments (including derivative assets)	123	2,477	1,866	4,466
Derivative liabilities	(298)	(184)	—	(482)

Total financial investments, net of derivative liabilities	348,686	57,702	5,937	412,325
Investment contract liabilities without discretionary participation features	—	(792)	—	(792)
Net asset value attributable to unit holders of consolidated investment funds	(5,464)	(17)	(494)	(5,975)
Other financial liabilities held at fair value	—	—	(3,589)	(3,589)

Total financial instruments at fair value	343,222	56,893	1,854	401,969
Percentage of total (%)	86%	14%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value, from continuing operations:
With-profits	78,203	11,481	395	90,079
Unit-linked	25,144	1,075	—	26,219
Non-linked shareholder-backed business	20,999	12,068	89	33,156

Total financial investments, net of derivative liabilities at fair value	124,346	24,624	484	149,454
Other financial liabilities at fair value	(5,464)	(809)	—	(6,273)

Total financial instruments, net of derivative liabilities, at fair value from continuing operations	118,882	23,815	484	143,181
Percentage of total continuing operations (%)	83%	17%	0%	100%
Total financial instruments, net of derivative liabilities, at fair value from discontinued US operationsnote (c)	224,340	33,078	1,370	258,788

Group total financial instruments at fair value	343,222	56,893	1,854	401,969

Notes

(a)

Of the total level 2 debt securities of $17,475 million at 30 June 2021, (30 June 2020: $23,496 million; 31 December 2020: $18,868 million from continuing operations), $163 million (30 June 2020: $130 million; 31 December 2020: $140 million from continuing operations) are valued internally. The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(b)

At 30 June 2021, the Group held $509 million (30 June 2020: $375 million; 31 December 2020: $484 million from continuing operations) of net financial instruments at fair value within level 3. This represents less than 0.5 per cent for all periods from continuing operations of the total fair valued financial assets net of financial liabilities. Of this amount, equity securities of $4 million (30 June 2020: $1 million; 31 December 2020: $2 million from continuing operations) are internally valued, representing less than 0.1 per cent for all periods of the total fair valued financial assets net of financial liabilities. Internal valuations are inherently more subjective than external valuations.

Level 3 financial assets net of financial liabilities comprise the following:

•

Equity securities and holdings in collective investment schemes of $472 million (30 June 2020: $356 million; 31 December 2020: $445 million from continuing operations) consisting primarily of property and infrastructure funds held by the participating funds, which are externally valued using the net asset value of the invested entities; and

•	Other sundry individual financial instruments of a net asset of $37 million (30 June 2020: net asset of $19 million; 31 December 2020: net asset of $39 million from continuing operations).

Of the net asset of $509 million at 30 June 2021 (30 June 2020: $375 million; 31 December 2020: $484 million from continuing operations) referred to above:

•

A net asset of $415 million (30 June 2020: $314 million; 31 December 2020: $395 million from continuing operations) is held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments; and

•

A net asset of $94 million (30 June 2020: $61 million; 31 December 2020: $89 million from continuing operations) is held to support non-linked shareholder-backed business, Of this, $90 million is externally valued and are therefore inherently less subjective than internal valuations. If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(9) million (30 June 2020: $(6) million; 31 December 2020: $(9) million from continuing operations), which would reduce shareholders’ equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

(c)	The analysis of fair value hierarchy of the discontinued US operations’ underlying financial assets and liabilities at 30 June 2021 is included in note D1.2.

(ii)	Transfers into and transfers out of levels

The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During half year 2021, the transfers between levels within the continuing operations’ portfolios, were primarily transfers from level 1 to level 2 of $1,953 million and transfers from level 2 to level 1 of $1,975 million. These transfers relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and, in certain cases, the change in the level of trading activities of the securities. There were no transfers into level 3 in the period (30 June 2020: $14 million; 31 December 2020: $32 million from continuing operations).

(iii)	Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the period to that presented at the end of the period.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale principally within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

	Half year 2021 $m
	Continuing operations
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Net asset value attributable to unit holders of consolidated investment funds	US (discont’d)	Group total
Balance at beginning of period	6	445	33	—	1,370	1,854
Total gains (losses) in income statementnote	(1)	21	—	—	199	219
Total gains (losses) recorded in other comprehensive income	—	(5)	(1)	—	—	(6)
Purchases and other additions	—	11	—	—	125	136
Sales	—	—	—	—	(302)	(302)
Issues	—	—	—	—	(175)	(175)
Settlements	—	—	—	—	140	140
Transfers out of level 3	—	—	—	—	(20)	(20)

Balance at end of period	5	472	32	—	1,337	1,846

	Half year 2020 $m
	Continuing operations
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Net asset value attributable to unit holders of consolidated investment funds	US (discont’d)	Group total
Balance at beginning of period	—	264	6	(2)	1,140	1,408
Total gains (losses) in income statementnote	—	(10)	(1)	2	(48)	(57)
Total gains (losses) recorded in other comprehensive income	—	(4)	—	—	—	(4)
Purchases and other additions	—	175	—	—	94	269
Sales	—	(69)	—	—	(68)	(137)
Issues	—	—	—	—	(1)	(1)
Settlements	—	—	—	—	8	8
Transfers into level 3	—	—	14	—	39	53

Balance at end of period	—	356	19	—	1,164	1,539

	Full year 2020 $m
	Continuing operations
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Net asset value attributable to unit holders of consolidated investment funds	US (discont’d)	Group total
Balance at beginning of year	—	264	6	(2)	1,140	1,408
Total gains (losses) in income statementnote	—	49	(5)	2	(72)	(26)
Total gains (losses) recorded in other comprehensive income	—	9	—	—	(2)	7
Purchases and other additions	—	255	—	—	363	618
Sales	—	(132)	—	—	(123)	(255)
Issues	6	—	—	—	(204)	(198)
Settlements	—	—	—	—	247	247
Transfers into level 3	—	—	32	—	21	53

Balance at end of year	6	445	33	—	1,370	1,854

Note

Of the total net gains from continuing operations in the income statement of $20 million at half year 2021 (half year 2020: loss of $(9) million; full year 2020: $46 million from continuing operations), $20 million (half year 2020: loss of $(38) million; full year 2020: $12 million from continuing operations) relates to net unrealised gains and losses of financial instruments still held at the end of the period, which can be analysed as follows:

	2021 $m	2020 $m
	Half year	Half year	Full year
Loan	(1)	—	—
Equity securities and holdings in collective investment schemes	21	(38)	11
Debt securities	—	—	1

Total continuing operations	20	(38)	12

Of the total net gains from the discontinued US operations in the income statement of $199 million at half year 2021 (half year 2020: loss of $(48) million; full year 2020: loss of $(72) million from discontinued operations), $223 million (half year 2020: loss of $(65) million; full year 2020: loss of $(58) million from discontinued operations) relates to net unrealised gains and losses of financial instruments still held at the end of the period.

(iv)	Assets and liabilities at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below. These are carried at amortised cost, which approximates fair value. The carrying value of investment contracts with discretionary participation features is on an IFRS 4 basis, which is also excluded from the analysis below, as it is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

	2021 $m		2020 $m
	30 Jun		30 Jun		31 Dec
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Loans	1,875	2,245	2,086	1,947	1,826	2,026
Liabilities
Core structural borrowings of shareholder-financed businesses	(6,404)	(7,029)	(6,249)	(6,728)	(6,383)	(7,178)
Operational borrowings (excluding lease liabilities)	(500)	(500)	(549)	(549)	(501)	(501)
Obligations under funding, securities lending and sale and repurchase agreements	(396)	(396)	—	—	(271)	(231)

Total continuing operations	(5,425)	(5,680)	(4,712)	(5,330)	(5,329)	(5,884)

Discontinued US operations			(5,001)	(5,260)	(5,497)	(5,516)

Group total			(9,713)	(10,590)	(10,826)	(11,400)

C3 Policyholder liabilities and unallocated surplus

C3.1 Movement in policyholder liabilities and unallocated surplus of with-profits funds from continuing operations

The items below represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed for the continuing operations of the Group. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items are shown gross of external reinsurance.

	Half year 2021 $m
	With- profits business	Shareholder-backed business		Total continuing operations
		Unit-linked liabilities	Other business
At 1 January 2021	86,410	32,506	46,639	165,555
Comprising:
- Policyholder liabilities on the balance sheet	81,193	25,433	38,107	144,733
- Unallocated surplus of with-profits funds on the balance sheet	5,217	—	—	5,217
- Group’s share of policyholder liabilities relating to joint ventures and associatesnote (a)	—	7,073	8,532	15,605
Premiums:note (b)
New business	900	1,237	942	3,079
In-force	3,617	1,211	2,469	7,297

	4,517	2,448	3,411	10,376
Surrendersnotes (b)(c)	(393)	(1,724)	(410)	(2,527)
Maturities/deaths/other claim events	(852)	(101)	(505)	(1,458)

Net flows	3,272	623	2,496	6,391
Shareholders’ transfers post tax	(62)	—	—	(62)
Investment-related items and other movementsnote (d)	201	997	(2,994)	(1,796)
Foreign exchange translation differencesnote (e)	(578)	(532)	(230)	(1,340)

At 30 June 2021	89,243	33,594	45,911	168,748

Comprising:
- Policyholder liabilities on the balance sheet	82,970	25,615	36,224	144,809
- Unallocated surplus of with-profits funds on the balance sheet	6,273	—	—	6,273
- Group’s share of policyholder liabilities relating to joint ventures and associatesnote (a)	—	7,979	9,687	17,666

	Half year 2020 $m
	With- profits business	Shareholder-backed business		Total continuing operations
		Unit-linked liabilities	Other business
			note (g)
At 1 January 2020	70,308	28,850	33,598	132,756
Comprising:
- Policyholder liabilities on the balance sheet	65,558	23,571	27,000	116,129
- Unallocated surplus of with-profits funds on the balance sheet	4,750	—	—	4,750
- Group’s share of policyholder liabilities relating to joint ventures and associatesnote (a)	—	5,279	6,598	11,877
Premiums:note (b)
New business	375	909	1,009	2,293
In-force	4,216	1,148	2,089	7,453

	4,591	2,057	3,098	9,746
Surrendersnotes (b)(c)	(381)	(1,209)	(493)	(2,083)
Maturities/deaths/other claim events	(676)	(87)	(390)	(1,153)

Net flows	3,534	761	2,215	6,510
Shareholders’ transfers post-tax	(54)	—	—	(54)
Investment-related items and other movementsnotes (d)(g)	3,387	(2,243)	5,419	6,563
Foreign exchange translation differencesnote (e)	(528)	(794)	(264)	(1,586)

At 30 June 2020	76,647	26,574	40,968	144,189

Comprising:
- Policyholder liabilities on the balance sheet	71,135	21,376	33,758	126,269
- Unallocated surplus of with-profits funds on the balance sheet	5,512	—	—	5,512
- Group’s share of policyholder liabilities relating to joint ventures and associatesnote (a)	—	5,198	7,210	12,408
Average policyholder liability balancesnote (f)
Half year 2021	82,082	33,050	46,275	161,407
Half year 2020	68,347	27,712	37,283	133,342

Notes

(a)

The Group’s investments in joint ventures and associates are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the life business of the China JV, India and the Takaful business in Malaysia.

(b)

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above exclude any deductions for fees/charges; claims (surrenders, maturities, deaths and other claim events) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder. The analysis also includes net flows of the Group’s insurance joint ventures and associate.

(c)	The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) was 2.7 per cent in the first half of 2021 (half year 2020: 2.7 per cent).

(d)

Investment-related items and other movements in the first half of 2021 primarily represents the effects of higher interest rates on the discount rates applied in the measurement of the policyholder liabilities, partially offset by higher level of investment returns from equities mainly within with-profits and unit-linked funds.

(e)

Movements in the period have been translated at the average exchange rates for the period ended 30 June 2021 and 2020. The closing balance has been translated at the closing spot rates as at 30 June 2021 and 2020. Differences upon retranslation are included in foreign exchange translation differences.

(f)

Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(g)

The total movement on Africa policyholder liabilities, apart from foreign exchange movements, has been included within Investment-related items and other movements. This balance also includes the benefit of any acquisitions in the period.

C3.2 Movement in gross and reinsurers’ share of policyholder liabilities

Analysis of the movement in the period of the Group’s gross contract liabilities, reinsurer’s share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associates) is provided below:

	Contract liabilities $m	Reinsurers’ share of insurance contract liabilities $m	Unallocated surplus of with-profits funds $m
At 1 January 2021	441,246	(46,595)	5,217
Reclassification of US operations as held for distribution	(296,513)	35,232	—
Income and expense included in the income statementnotes (a)(c)	1,354	1,450	1,070
Other movementsnote (b)	25	—	—
Foreign exchange translation differences	(1,303)	22	(14)

At 30 June 2021	144,809	(9,891)	6,273

At 1 January 2020	385,678	(13,856)	4,750
Income and expense included in the income statementnote (a)
From continuing operations	11,251	(3,466)	742
From discontinued US operations	(3,696)	(27,600)	—

	7,555	(31,066)	742
Other movementsnote (b)
From continuing operations	88	—	—
From discontinued US operations	(198)	—	—

	(110)	—	—
Foreign exchange translation differences	(1,199)	4	20

At 30 June 2020	391,924	(44,918)	5,512

Notes

(a)

The total charge for benefit and claims in half year 2021 shown in the income statement comprises the amounts shown as ‘income and expense included in the income statement’ in the table above together with claims paid of $4,143 million in the period (half year 2020: $3,418 million from continuing operations) and claim amounts attributable to reinsurers of $(269) million (half year 2020: $(217) million from continuing operations).

(b)

Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.

(c)

The movement in the gross contract liabilities during half year 2021 included the impact of a change to allow for illiquidity premium in the calculation of the valuation interest rate (VIR) used to value long-term insurance liabilities in Thailand. The VIR, after allowing for the illiquidity premium, is more reflective of the product characteristics and the effect of the change was such that the accounting mismatch between the valuation of the assets and insurance liabilities is reduced. The change reduced policyholder liabilities of the Thailand’s shareholder-backed business at 30 June 2021 by circa $220 million. The resulting benefit in the income statement was included within short-term fluctuations in investment returns in the Group’s supplementary analysis of profit.

(d)	The segmental analysis of the total charge for benefit and claims and movement in unallocated surplus, net of reinsurance in the income statement is shown below:

	Half year 2021 $m
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total. segment*
Claims incurred, net of reinsurance	(818)	(602)	(482)	(1,346)	(755)	(4,003)
(Increase) decrease in policyholder liabilities, net of reinsurance	(369)	266	(68)	(2,197)	(307)	(2,675)
Movement in unallocated surplus of with-profits funds	(1,121)	—	51	—	—	(1,070)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(2,308)	(336)	(499)	(3,543)	(1,062)	(7,748)

	Half year 2020 $m
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment*
Claims incurred, net of reinsurance	(775)	(460)	(376)	(1,046)	(632)	(3,289)
(Increase) decrease in policyholder liabilities, net of reinsurance	(7,510)	758	(39)	(473)	(433)	(7,697)
Movement in unallocated surplus of with-profits funds	(624)	—	(118)	—	—	(742)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(8,909)	298	(533)	(1,519)	(1,065)	(11,728)

*

The China JV segment is a joint venture accounted for using the equity method under IFRS, with the Group’s share of its results net of related tax presented in a single line within the Group’s profit before tax, and therefore not shown in the analysis of benefit and claims items above.

C4 Intangible assets

C4.1 Goodwill

Goodwill shown on the consolidated statement of financial position at 30 June 2021 represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 30 June 2021.

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Carrying value at beginning of period	961	969	969
Exchange differences	(35)	(27)	(8)

Carrying value at end of period	926	942	961

C4.2 Deferred acquisition costs and other intangible assets

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Deferred acquisition costs and other intangible assets attributable to shareholdersnote C4.3	6,451	18,538	20,275
Other intangible assets, including computer software, attributable to with-profits funds	74	66	70

Total of deferred acquisition costs and other intangible assets	6,525	18,604	20,345

Analysed as:
Deferred acquisition costs and other intangible assets from continuing operations
Attributable to shareholder-backed businessnote	6,451	5,990	6,394
Attributable to with-profits business	74	66	70
Deferred acquisition costs and other intangible assets from discontinued US operations	—	12,548	13,881

Total of Deferred acquisition costs and other intangible assets	6,525	18,604	20,345

Note

The deferred acquisition costs (DAC) and other intangible assets attributable to shareholders from continuing operations comprise:

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
DAC related to insurance contracts as classified under IFRS 4	2,468	2,039	2,319
DAC related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	37	34	34

DAC related to insurance and investment contracts	2,505	2,073	2,353

Distribution rights	3,765	3,747	3,851
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	31	34	34
Other intangibles	150	136	156

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders	3,946	3,917	4,041

Total of DAC and other intangible assets	6,451	5,990	6,394

C4.3 Movement in DAC and other intangible assets attributable to shareholders

	2021 $m			2020 $m
	DAC	Other intangibles	Half year Total	Half year Total	Full year Total
		note
Balance at beginning of period:	16,216	4,059	20,275	17,409	17,409
Reclassification of US operations as held for distribution	(13,863)	(18)	(13,881)	—	—
Additions	374	101	475	1,518	2,471
Amortisation to the income statement:
From continuing operations	(186)	(145)	(331)	(262)	(518)
From discontinued US operations in the 2020 comparatives	—	—	—	(321)	374
	(186)	(145)	(331)	(583)	(144)
Amortisation of DAC related to the discontinued US operations recognised within other comprehensive income in the 2020 comparatives	—	—	—	248	494
Disposals and transfers	—	(3)	(3)	(13)	(12)
Exchange differences and other movements	(36)	(48)	(84)	(41)	57

Balance at end of period	2,505	3,946	6,451	18,538	20,275

Note

Other intangibles comprise distribution rights, present value of acquired in-force (PVIF) and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time. Software rights include additions of $11 million, amortisation of $(11) million, foreign exchange of $(3) million and closing balance at 30 June 2021 of $81 million (30 June 2020: $62 million; 31 December 2020: $84 million from continuing operations).

C5 Borrowings

C5.1 Core structural borrowings of shareholder-financed businesses

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Continuing operations:
Subordinated debt:
US$250m 6.75% Notesnote (i)	250	250	250
US$300m 6.5% Notesnote (i)	300	300	300
US$700m 5.25% Notes	700	700	700
US$1,000m 5.25% Notes	1,000	997	999
US$725m 4.375% Notes	725	723	723
US$750m 4.875% Notes	747	746	746
€20m Medium Term Notes 2023	24	22	24
£435m 6.125% Notes 2031	596	533	590
Senior debt:note (ii)
£300m 6.875% Notes 2023	411	366	406
£250m 5.875% Notes 2029	317	280	312
$1,000m 3.125% Notes 2030	984	982	983
Bank loans:
$350m Loan 2024	350	350	350

Total continuing operations	6,404	6,249	6,383

Discontinued US operations: Jackson US$250m 8.15% Surplus Notes 2027note (iii)		250	250

Total core structural borrowings of shareholder-financed businesses		6,499	6,633

Notes

(i)

These borrowings can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)	Jackson’s borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C5.2 Operational borrowings

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Shareholder-financed business
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	500	506	501
Lease liabilities under IFRS 16	239	260	251
Other borrowings	—	24	—

Operational borrowings from continuing operations	739	790	752

Discontinued US operations:
Non-recourse borrowings of consolidated investment funds		1,081	994
Lease liabilities under IFRS 16		58	51
Senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB)		73	453
Operational borrowings from discontinued US operations		1,212	1,498

Group total operational borrowings attributable to shareholder-financed businesses		2,002	2,250

With profits business
Lease liabilities under IFRS 16	156	224	194
Other borrowings	—	19	—

Total continuing and Group total operational borrowings attributable to with-profits businesses	156	243	194

Group total operational borrowings	895	2,245	2,444

C6 Sensitivity analysis to key market risks

The Group’s risk framework and the management of risks, including those attached to the Group’s financial statements, including financial assets, financial liabilities and insurance liabilities, have been included in the Group Chief Risk and Compliance Officer’s report on the risks facing our business and how these are managed. The following sections set out the sensitivity of the Group’s profit or loss and shareholders’ equity from the continuing operations to instantaneous changes in interest rates and equity levels, which are then assumed to remain unchanged for the long term. Further information of the Group’s sensitivity to key risks was set out in the Group’s financial statements for the year ended 31  December 2020.

C6.1 Continuing insurance operations

The table below shows the sensitivity of shareholders’ equity as at 30 June 2021, 30 June 2020 and 31 December 2020 for continuing insurance operations to the following market risks:

•	1 per cent increase and 0.5 per cent decrease in interest rates (based on local government bond yields at the valuation date) in isolation and subject to a floor of zero; and

•	Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivities below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold. The sensitivities reflect all consequential impacts from market movements at the valuation date. Where liabilities are directly valued using short-term historic average rates, the average interest rates in the sensitivities are adjusted accordingly and reflected in the impact on these liabilities. These sensitivities do not include movements in credit risk, such as movements in credit spreads, and hence the valuation of debt securities and policyholder liabilities. A one-letter credit downgrade in isolation (ie ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders’ equity.

Net effect on shareholders’ equity from continuing insurance operations

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Shareholders’ equity from continuing insurance operations	13,287	10,619	12,861
Sensitivity to key market risks*:
Interest rates and consequential effects – 1% increase	(533)	64	(318)
Interest rates and consequential effects – 0.5% decrease	(381)	(1,203)	(1,274)
Equity/property market values – 10% rise	387	302	410
Equity/property market values – 20% fall	(803)	(559)	(848)

*

The effect from the changes in interest rates or equity and property prices above, if they arose, would impact profit after tax for the continuing insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders’ equity. In the context of the Group, the results of the Africa insurance operations are not materially impacted by interest rate or equity rate changes.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the continuing insurance operations to movements in interest rates depends upon the degree to which the liabilities under the ‘grandfathered’ IFRS 4 measurement basis reflects market interest rates from period to period. This varies by business unit.

For example:

•	Certain businesses apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements;

•	The level of options and guarantees in the products written in a particular business unit will affect the degree of sensitivity to interest rate movements; and

•	The degree of sensitivity of the results is dependent on the interest rate level at that point of time.

The sensitivity of the insurance operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

For many operations the sensitivities are dominated by the impact of interest rate movements on the value of government and corporate bond investments, which are expected to decrease in value as interest rates increase to a greater extent than the offsetting decrease in liabilities. This arises because the discount rate in some operations does not fluctuate in line with interest rate movements. At higher levels of interest rates, the liabilities become less sensitive to interest rate movements and the effects on assets becomes more dominant, as is observed at 30 June 2021 with interest rates being higher than at 31 December 2020.

The ‘decrease of 0.5%’ sensitivities reflects that some business units’ liabilities become more sensitive at a further decrease in interest rates and the increases in liabilities as rates decrease begin to exceed asset gains. The liability movements also reflect the prudent nature of some of the regulatory regimes which leads to duration of liabilities that are longer than would be expected on a more economic basis and hence results in a mismatch with the assets that are managed on a more realistic basis. Following increases in interest rates over the first half of 2021, under a 0.5% decrease of interest rate scenario the increases in liabilities still exceed the asset gains, however at the higher interest rates at 30 June 2021 the impacts are smaller than at the very low rates observed during 2020. As noted above, the results only allow for limited management actions, and if such economic conditions persisted management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, changes to new business pricing and the mix of new business being sold.

Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities. Movements in equities backing with-profits and unit-linked business have been excluded as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group’s joint venture and associate businesses.

C6. 2 Eastspring and central operations

The profit for the period of asset management operations is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods.

The Group’s asset management and central operations do not hold significant financial investments. At 30 June 2021, the financial investments of the central operations are principally short-term treasury bills and money market funds held by the Group’s treasury function for liquidity purposes and so there is limited sensitivity to interest rate movements.

C7 Deferred tax assets and liabilities

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Half year 2021 $m
	Balance at 1 Jan	Remove discontinued US operations	Movement in income statement	Other movements including foreign exchange movements	Balance at 30 Jun
Deferred tax assets
Unrealised losses or gains on investments	—	—	1	—	1
Balances relating to investment and insurance contracts	87	—	(1)	(37)	49
Short-term temporary differences	4,662	(4,513)	5	(3)	151
Unused tax losses	109	(29)	16	1	97

Total	4,858	(4,542)	21	(39)	298

Deferred tax liabilities
Unrealised losses or gains on investments	(1,063)	691	73	2	(297)
Balances relating to investment and insurance contracts	(1,765)	—	(322)	71	(2,016)
Short-term temporary differences	(3,247)	2,832	(14)	7	(422)

Total	(6,075)	3,523	(263)	80	(2,735)

	Half year 2020 $m
	Balance at 1 Jan	Movement in income statement	Movement through other comprehensive income	Other movements including foreign exchange movements	Balance at 30 Jun
Deferred tax assets
Unrealised losses or gains on investments	—	—	—	1	1
Balances relating to investment and insurance contracts	32	8	—	(1)	39
Short-term temporary differences	133	27	—	(5)	155
Unused tax losses	106	(47)	—	1	60

Total continuing operations	271	(12)	—	(4)	255
Discontinued US operations	3,804	194	—	6	4,004

Group total	4,075	182	—	2	4,259

Deferred tax liabilities
Unrealised losses or gains on investments	(289)	19	—	5	(265)
Balances relating to investment and insurance contracts	(1,507)	(110)	—	68	(1,549)
Short-term temporary differences	(350)	(17)	—	6	(361)

Total continuing operations	(2,146)	(108)	—	79	(2,175)
Discontinued US operations	(3,091)	(11)	7	(8)	(3,103)

Group total	(5,237)	(119)	7	71	(5,278)

C8 Share capital, share premium and own shares

	30 Jun 2021			30 Jun 2020			31 Dec 2020
Issued shares of 5p each fully paid:	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		$m	$m		$m	$m		$m	$m
Balance at beginning of period	2,609,489,702	173	2,637	2,601,159,949	172	2,625	2,601,159,949	172	2,625
Shares issued under share-based schemes	6,121,839	—	8	7,700,498	—	10	8,329,753	1	12

Balance at end of period	2,615,611,541	173	2,645	2,608,860,447	172	2,635	2,609,489,702	173	2,637

Options outstanding under save as you earn schemes to subscribe for shares at each period end shown below are as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
30 Jun 2021	1,774,131	964p	1,455p	2026
30 Jun 2020	2,197,782	1,104p	1,455p	2025
31 Dec 2020	2,320,320	964p	1,455p	2026

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares (‘own shares’) in relation to its employee share schemes. The cost of own shares of $261 million at 30 June 2021 (30 June 2020: $237 million; 31 December 2020: $243 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2021, 11.4 million (30 June 2020: 11.5 million; 31 December 2020: 11.2 million) Prudential plc shares with a market value of $217 million (30 June 2020: $173 million; 31 December 2020: $205 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 15.1 million which was in March 2021.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost* $m
Half year 2021	2.8	60.1
Half year 2020	5.8	75.2
Full year 2020	6.3	83.0

*	The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased.

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2021 or 2020.

D	OTHER INFORMATION

D1 Corporate transactions

D1.1 (Loss) gain attaching to corporate transactions

	2021 $m	2020 $m
	Half year	Half year	Full year
Loss attaching to corporate transactions as shown separately on the condensed consolidated income statementnote (i)	(56)	—	(30)
(Loss) gain arising on reinsurance transaction undertaken by the Hong Kong businessnote (ii)	(38)	—	765

Total (loss) gain attaching to corporate transactions from continuing operationsnote B1.1	(94)	—	735

Notes

(i)

The loss attaching to corporate transactions includes $(28) million incurred by Prudential plc during the period (full year 2020: $(20) million) of costs associated with the separation of Jackson. Additionally, the half year 2021 amount includes $(28) million of payment for the termination of loss of office made to the former chief executive of Jackson as discussed further in note D4.

(ii)

The benefit in full year 2020 arose from a co-reinsurance quota share transaction undertaken by the Hong Kong business in December 2020 as part of the Group’s on-going asset/liability management. Surpluses (or losses) arising from the business being reinsured are shared with the reinsurer in accordance with the terms of the treaty. During half year 2021, the treaty resulted in $(38) million being due to the reinsurer for surpluses arising on the policies being reinsured with the amounts recognised within ‘Outward reinsurance premiums’, ‘Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance’ and ‘Acquisition costs and other expenditure’ in the condensed consolidated income statement. This treaty helps mitigate the effect of the accounting mismatch under the existing regulatory framework in Hong Kong and is part of our management of the transition to the new RBC regime.

D1.2 Discontinued US operations held for distribution

In January 2021, the Board of Prudential plc announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders. In May 2021, the Group announced that it expected to complete the demerger in the second half of 2021, subject to regulatory and shareholder approvals. In accordance with IFRS 5, ‘Non-current assets held for sale and discontinued operations’, the US operations have therefore been classified as both held for distribution and discontinued operations within these condensed consolidated financial statements.

At the point of demerger, Prudential plc is planning to retain a 19.9 per cent non-controlling voting interest (19.7 per cent economic interest) in Jackson, which will be reported within the consolidated financial position as a financial investment at fair value in other operations. Subject to market conditions, the Group intends to monetise a portion of this investment to support investment in Asia within 12 months of the planned demerger, such that the Group will own less than 10 per cent at the end of such period.

In light of the foreseeable realisation of the investment, a loss on remeasurement to fair value has been recognised of $(7,507) million in half year 2021, reducing the carrying value of Jackson to its fair value. $(6,674) million of this remeasurement relates to the Group’s 88.9 per cent economic interest in Jackson, with the remaining $(833) million attributable to non-controlling interests. The fair value has been determined with reference to a valuation range determined by considering publicly available information on listed equities of similar profile to Jackson in the US market, which is set by considering the ratio of quoted market capitalisation to net asset value in published financial statements, excluding accumulated unrealised investment gains recognised in other comprehensive income, together with valuations implied by dividend and stock repurchase yields, and applying these ratios to Jackson’s net assets and expected dividends and stock repurchases.

As Jackson is an unlisted entity, the fair value of the Group’s interest is inherently uncertain. On completion of the proposed demerger Jackson will become a separately listed entity and its market value will become directly observable, which may differ from the current estimate. To reflect this uncertainty, the estimate of the fair value of Jackson includes a discount to the valuation ratios of similar peer entities, representing our best estimate within the valuation range placing the valuation in the middle of the valuation range. If a valuation at the bottom of the estimated range were selected, the loss on remeasurement to fair value at 30 June 2021 would increase by $(500) million, with $(445) million attributable to the Group’s economic interest in Jackson.

On completion of the proposed demerger the Group’s pre-demerger interest in Jackson will be remeasured to its observable fair value at that date, with any remeasurement gain or loss recognised in the results of discontinued operations. At the same time, the fair value of the interest in Jackson distributed to the Group’s shareholders will be recognised directly as a reduction in Group equity. The planned 19.9 per cent retained interest (19.7 per cent economic interest) of Jackson to be held post demerger will be held at fair value within the IFRS balance sheet going forward.

The results for the discontinued US operations presented in the condensed consolidated financial statements are analysed below.

(i)	Income statement

	2021 $m	2020 $m
	Half year	Half year	Full year
Gross premiums earned	9,969	8,892	19,026
Outward reinsurance premiumsnote (a)	(187)	(30,195)	(30,584)

Earned premiums, net of reinsurance	9,782	(21,303)	(11,558)
Investment return and other income	25,597	(247)	31,321

Total revenue, net of reinsurancenote (b)	35,379	(21,550)	19,763

Benefits and claims, net of reinsurance	(32,025)	21,583	(19,617)
Acquisition costs and other expenditure	(1,133)	(236)	(888)
Loss attaching to corporate transactionsnote (c)	(51)	—	(18)

Total charge, net of reinsurance	(33,209)	21,347	(20,523)

Profit (loss) before tax	2,170	(203)	(760)
Tax (charge) credit	(370)	115	477

Profit (loss) after tax	1,800	(88)	(283)
Re-measurement to fair value	(7,507)	—	—

Loss for the period	(5,707)	(88)	(283)

Attributable to:
Equity holders of the Company	(5,073)	(88)	(340)
Non-controlling interests from continuing operations	(634)	—	57

Loss for the period	(5,707)	(88)	(283)

Notes

(a)

In 2020, outward reinsurance premiums included $(30.2) billion paid during the period in respect of the reinsurance of substantially all of Jackson’s in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd.

(b)	Included within total revenue is intragroup revenue received by the US operations from the continuing operations of $19 million (half year 2020: $17 million; full year 2020: $37 million).
(c)	Loss attaching to corporate transactions comprises the costs incurred by Jackson during half year 2021 and the second half of 2020 in relation to the demerger.

(ii)	Total comprehensive income

	2021 $m	2020 $m
	Half year	Half year	Full year
Loss for the period	(5,707)	(88)	(283)
Other comprehensive (loss) income
Items that may be reclassified subsequently to profit or loss:
Valuation movements on available-for-sale debt securities in the period	(1,232)	2,540	2,717
Valuation movements on available-for-sale debt securities recycled to profit or loss	25	(2,817)	(2,817)

	(1,207)	(277)	(100)
Related change in amortisation of DAC	99	248	494
Related tax	241	7	(102)

Total items that may be reclassified subsequently to profit or loss	(867)	(22)	292

Total comprehensive (loss) income for the period	(6,574)	(110)	9

Attributable to:
Equity holders of the Company	(5,844)	(110)	(40)
Non-controlling interests from continuing operations	(730)	—	49

Total comprehensive (loss) income for the period	(6,574)	(110)	9

(iii)	Balance sheet

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Assets
Deferred acquisition costs and other intangible assets	13,836	12,549	13,881
Reinsurers’ share of insurance contract liabilities	34,263	35,993	35,232
Separate account assetsnotes (a)(b)	239,806	184,220	219,062
Other financial investmentsnotes (b)(c)	48,929	55,972	52,745
Other assetsnote (d)	4,975	5,393	5,939
Cash and cash equivalents	1,161	2,493	1,621
Adjustment for remeasurement of the carrying value of the business to fair valuenote (d)	(7,210)	—	—

Total assets held for distribution	335,760	296,620	328,480

Equity
Shareholders’ equity	2,667	8,955	8,511
Non-controlling interests	333	—	1,063

Total Equity	3,000	8,955	9,574

Liabilities
Policyholder liabilitiesnote (a)	311,947	265,655	296,513
Other liabilitiesnotes (b)(d)	20,761	21,962	22,350
Derivative liabilitiesnote (b)	52	48	43

Total liabilities	332,760	287,665	318,906

Total equity and liabilities	335,760	296,620	328,480

Notes

(a)

The separate account assets comprise investments in mutual funds attaching to the variable annuity business that are held in the separate account. The related liabilities are reported in policyholder liabilities at an amount equal to the separate account assets.

(b)

The table below shows the analysis of the underlying financial assets and liabilities carried at fair value as at 30 June 2021, analysed by level of the IFRS 13, ‘Fair Value Measurement’ defined fair value hierarchy. Analysis of fair value hierarchy for comparative periods is provided in note C2.2(i).

	30 Jun 2021 $m
	Level 1	Level 2	Level 3*
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
Loans	—	—	3,538	3,538
Equity securities and holdings in collective investment schemes	239,814	58	103	239,975
Debt securities	4,468	28,529	31	33,028
Other investments (including derivative assets)	—	1,466	1,968	3,434
Derivative liabilities	—	(52)	—	(52)

Total financial investments, net of derivative liabilities	244,282	30,001	5,640	279,923
Net asset value attributable to unit holders of consolidated investment funds	—	—	(599)	(599)
Other financial liabilities held at fair value	—	—	(3,704)	(3,704)

Discontinued US operations’ total financial instruments at fair value	244,282	30,001	1,337	275,620

*	The reconciliation of the movements in the level 3 assets and liabilities measured at fair value of the discontinued US operations is provided in note C2.2(iii).

(c)

Excluding cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities where carrying value approximates fair value, the IFRS value of the financial assets and liabilities carried at amortised cost of the discontinued US operations was a net liability of $(4,057) million at 30 June 2021. This compares to a corresponding fair value of $(4,061) million.

(d)

Represents the residual adjustment required to remeasure the disposal group at fair value, after the impairment has been allocated to individual classes of asset that are within the scope of the measurement requirements of IFRS 5 to the maximum extent possible. Of the total impairment recognised of $7,507 million; $297 million has been allocated to property, plant and equipment (presented within other assets above).

D2 Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six months ended 30 June 2021.

D3 Post balance sheet events

First interim ordinary dividend

The 2021 first interim ordinary dividend approved by the Board of Directors after 30 June 2021 is as described in note B5.

D4 Related party transactions

Save for the following, the nature of the related party transactions of the Group has not changed from those described in note D4 to the Group’s consolidated financial statements for the year ended 31 December 2020.

On 5 April 2021, pursuant to a separation agreement, Jackson National Life agreed to pay circa $23.5 million to Michael Falcon, the former chief executive officer of Jackson, as a series of cash lump sum payments for termination of loss of office, and agreed that Mr. Falcon will retain 98,311 Prudential ADRs that had been previously deferred under the Deferred Annual Incentive Plan. Prudential has agreed to reimburse Jackson National Life for such payments. On completion of the demerger, the Prudential ADRs will be translated into Jackson Shares with an equivalent value. They will be released on the original timeline, ie in 2022 and 2023, and will remain subject to the original malus and clawback provisions. Other than these transactions, there were no transactions with related parties during the six months ended 30 June 2021 which have had a material effect on the results or financial position of the Group.

Statement of Directors’ responsibilities

The Directors (who are listed below) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the Directors confirm that to the best of their knowledge:

•	the condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted for use in the UK;

•	the Half Year Financial Report includes a fair review of information required by:

(a)

DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2021, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)

DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2021 and that have materially affected the financial position or performance of the Group during that period; and any changes in the related party transactions described in the Group’s consolidated financial statements for the year ended 31 December 2020 that could do so.

Prudential plc Board of Directors:

Chair Shriti Vadera Executive Directors Michael Wells Mark FitzPatrick CA James Turner FCA FCSI FRM

Independent Non-executive Directors

The Hon. Philip Remnant CBE FCA

Jeremy Anderson CBE

Chua Sock Koong

David Law ACA

Ming Lu

Anthony Nightingale CMG SBS JP

Alice Schroeder

Thomas Watjen

Fields Wicker-Miurin OBE

Jeanette Wong

Amy Yip

10 August 2021

Independent Review Report to Prudential plc

Conclusion

We have been engaged by the Company to review the condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2021 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2021 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules (‘the DTR’) of the UK’s Financial Conduct Authority (‘the UK FCA’).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Half Year Financial Report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The Half Year Financial Report, including the IFRS condensed set of financial statements therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA.

The latest annual financial statements of the Group were prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the next annual financial statements will be prepared in accordance with UK-adopted international accounting standards. The Directors are responsible for preparing the condensed set of financial statements included in the Half Year Financial Report in accordance with IAS 34 as adopted for use in the UK.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Half Year Financial Report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review of the condensed set of financial statements has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Philip Smart

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

10 August 2021

I	Additional financial information

I(i)	Group capital position

Overview

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA) to determine group regulatory capital requirements (both minimum and prescribed levels). The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021 and replaced the local capital summation method (LCSM) which was used for determination of the 31 December 2020 Group capital position as agreed with the Hong Kong IA.

The GWS methodology is largely consistent with that previously applied under LCSM with the exception of the treatment of debt instruments which are subject to transitional arrangements under the GWS Framework. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as eligible group capital resources. Under the LCSM, only specific bonds (being those subordinated debt instruments issued by Prudential plc at the date of demerger of M&G plc) were included as eligible group capital resources.

Had Prudential been subject to the GWS Framework at 31 December 2020, the Group shareholder GWS capital surplus over the Group Minimum Capital Requirement (GMCR) would have been $12.6 billion equivalent to a coverage ratio of 361 per cent, compared to a surplus of $11.0 billion and coverage ratio of 328 per cent as reported under the LCSM. On a Group shareholder excluding Jackson basis the GWS capital surplus (over GMCR) would have been $9.4 billion equivalent to a coverage ratio of 370 per cent, compared to a surplus of $7.8 billion and coverage ratio of 323 per cent as reported under the LCSM. Further detail on the GWS Framework’s Insurance (Group Capital) Rules are included in the basis of preparation section below.

Applying this GWS basis, the Prudential Group total regulatory GWS capital coverage ratio of total capital resources over the regulatory GMCR at 30 June 2021 was 351 per cent (31 December 2020: 343 per cent), before allowing for the payment of the 2021 first interim ordinary dividend. The Group holds material participating business in Hong Kong, Singapore and Malaysia. If the capital resources and minimum capital requirement attributed to this policyholder business are excluded, then the Prudential Group shareholder GWS capital coverage ratio of capital resources over the GMCR at 30 June 2021 was 380 per cent (31 December 2020: 361 per cent), before allowing for the payment of the 2021 first interim ordinary dividend.

The Prudential Group excluding Jackson total regulatory GWS capital surplus of capital resources over the regulatory GMCR at 30 June 2021 was $26.6 billion, before allowing for the payment of the 2021 first interim ordinary dividend, equating to a coverage ratio of 349 per cent. Excluding the capital resources and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia, the Prudential Group shareholder excluding Jackson GWS capital surplus of capital resources over the GMCR at 30 June 2021 was $10.1 billion, before allowing for the payment of the 2021 first interim ordinary dividend, equating to a coverage ratio of 383 per cent. The GWS group capital adequacy requirements have been met since the GWS Framework became effective for Prudential upon designation.

Estimated Group excluding Jackson GWS capital position based on Group Minimum Capital Requirement (GMCR)note (1,2)

	30 Jun 2021			31 Dec 2020
Amounts attributable to Prudential plc	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder
Capital resources ($bn)	37.2	(23.6)	13.6	34.9	(22.1)	12.8
Group Minimum Capital Requirement ($bn)	10.6	(7.1)	3.5	10.1	(6.7)	3.4
GWS capital surplus (over GMCR) ($bn)	26.6	(16.5)	10.1	24.8	(15.4)	9.4
GWS coverage ratio (over GMCR) (%)	349%		383%	344%		370%

Further detail on the Group shareholder excluding Jackson GWS capital position is presented below at 30 June 2021 and 31 December 2020 for comparison:

			Shareholder
30 Jun 2021 ($bn)	Total Asia and Africa	Less policyholder	Asia and Africa	Unallocated to a segment	Group
Capital resources	35.7	(23.6)	12.1	1.5	13.6
Group Minimum Capital Requirement	10.6	(7.1)	3.5	—	3.5
GWS capital surplus (over GMCR)	25.1	(16.5)	8.6	1.5	10.1

			Shareholder
31 Dec 2020 ($bn)	Total Asia and Africa	Less policyholder	Asia and Africa	Unallocated to a segment	Group
Capital resources	33.7	(22.1)	11.6	1.2	12.8
Group Minimum Capital Requirement	10.1	(6.7)	3.4	—	3.4
GWS capital surplus (over GMCR)	23.6	(15.4)	8.2	1.2	9.4

Notes

(1)

The Group total regulatory results presented in the tables above reflect the Insurance (Group Capital) Rules as set out in the GWS Framework. In particular, the 31 December 2020 capital results have been restated from those previously disclosed on a LCSM basis to reflect the treatment of grandfathered debt instruments under the GWS Framework, this increased eligible group capital resources by $1.6 billion compared to the LCSM basis.

(2)

The Group excluding Jackson GWS capital positions are presented before including the value of the proposed retained 19.7 per cent non-controlling economic interest in US operations. This retained interest is expected to be included in the Group capital resources valued at 60 per cent of the market value.

Sensitivity analysis

The estimated sensitivity of the Group shareholder excluding Jackson GWS capital position (based on GMCR) to changes in market conditions at 30 June 2021 is shown below.

	30 Jun 2021
Impact of market sensitivities	Surplus ($bn)	Ratio (%)
Base position	10.1	383%
Impact of:
10% increase in equity markets	0.3	6%
20% fall in equity markets	(0.6)	(6)%
40% fall in equity markets	(1.0)	(4)%
50 basis points reduction in interest rates	(0.3)	(20)%
100 basis points increase in interest rates	(0.5)	(2)%
100 basis points increase in credit spreads	(0.3)	(1)%

The sensitivity results above assume instantaneous market movements and reflect all consequential impacts as at the valuation date. The sensitivity results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in Group shareholder excluding Jackson capital surplus

A summary of the estimated movement in the Group shareholder excluding Jackson capital surplus (based on GMCR) from $7.8 billion at 31 December 2020 on a LCSM basis to $10.1 billion at 30 June 2021 on a GWS basis is set out in the table below.

2021 $bn Half year
Balance at beginning of period on a LCSM basis	7.8
Treatment of grandfathered debt instruments under the GWS Framework	1.6
Restated balance at beginning of period on a GWS basis	9.4

Operating:
Operating capital generation from the in-force business	0.8
Investment in new business	(0.1)

Operating capital generation	0.7

Non-operating and other capital movements:
Non-operating experience (including market movements)	0.1
Corporate activities	0.2

Non-operating results	0.3

External dividends	(0.3)

Net movement in shareholder capital surplus	2.3

Balance at end of period	10.1

The estimated movement in the Group shareholder excluding Jackson capital surplus over 2021 is driven by:

•	Operating capital generation of $0.7 billion: generated by the expected return on in-force business partially offset by the strain on new business written during the period;

•

Non-operating experience of $0.1 billion: this includes the beneficial impact on GWS capital surplus from higher equity markets and increasing interest rates, partially offset by a negative impact from foreign currency translation over the period;

•

Corporate activities of $0.2 billion: this is the effect on GWS capital surplus of corporate transactions in the period, which in 2021 comprised of the issuance of subordinated debt in China in June 2021, partially offset by the extension of the strategic bancassurance partnership with MSB in Vietnam; and

•	Net dividend impact of $(0.3) billion: this is the payment of external dividends during half year 2021.

Reconciliation of Group shareholder excluding Jackson GWS capital surplus to EEV free surplus (excluding intangibles)

	30 Jun 2021 $bn
	Asia and Africa	Unallocated to a segment	Group total
Estimated Group shareholder excluding Jackson GWS capital surplus (over GMCR)	8.6	1.5	10.1
Increase required capital for EEV free surplusnote (a)	(0.7)	—	(0.7)
Adjust surplus assets to market valuenote (b)	0.4	—	0.4
Add back inadmissible assetsnote (c)	0.2	—	0.2
Deductions applied to EEV free surplusnote (d)	(3.3)	—	(3.3)
Other	—	0.2	0.2
Add investment in Jackson held at fair value for EEV	—	2.7	2.7
EEV free surplus excluding intangibles*	5.2	4.4	9.6

*	As per the “Free surplus excluding distribution rights and other intangibles” shown in the statement of Movement in Group free surplus of the Group’s EEV basis results.

Notes

(a)	Required capital under EEV is set at least equal to local statutory notification requirements and so can differ from the minimum capital requirement.
(b)	The EEV Principles require surplus assets to be included at fair value. Within the Group GWS capital surplus, some local regulatory regimes value certain assets at cost.
(c)	Group GWS capital surplus restricts the valuation of certain sundry non-intangible assets. In most cases these assets are considered fully recognisable in free surplus.
(d)

Deductions applied to EEV free surplus primarily include: the impact of reporting EEV free surplus for Singapore based on the Tier 1 requirements under the RBC2 framework, which removes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used for Group GWS capital surplus, and applying the embedded value reporting approach issued by the China Association of Actuaries (CAA) within EEV free surplus as compared to the C-ROSS surplus reported for local regulatory purposes (predominantly arising from the requirement under the CAA embedded value methodology to establish a deferred profit liability within EEV net worth).

Reconciliation of Group IFRS shareholders’ equity to Group shareholder excluding Jackson GWS capital resources position

30 Jun 2021 $bn
Group IFRS shareholders’ equity	15.7
Less investment in Jackson held at fair value for IFRS	(2.7)
Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(7.2)
Add grandfathered debt treated as capital instruments at the net proceeds valuenote (a)	6.0
Valuation differencesnote (b)	2.0
Othernote (c)	(0.2)

Estimated Group shareholder excluding Jackson GWS capital resources	13.6

Notes

(a)

As per the GWS Framework, subordinated and senior debt in issuance at the date of designation that satisfy the criteria for transitional arrangements are included as Group capital resources based on their net proceeds value but are treated as liabilities under IFRS.

(b)

Valuation differences reflect differences in the basis of valuing assets and liabilities between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Material differences include in Singapore where the local capital resources under RBC2 permits the recognition of certain negative reserves in the local statutory position that are not recognised under IFRS.

(c)

Other differences include the consequential impact on non-controlling interests arising from the other reconciling items and in China a difference from the inclusion of subordinated debt as local capital resources on a C-ROSS basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position (prior to the demerger of Jackson)

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders’ equity (with adjustments described below) for non-regulated entities.

In determining the Group GWS capital resources and required capital the following principles have been applied:

•

For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements;

•

For the US insurance entities included in the Group GWS capital position, capital resources and required capital are based on the local US RBC framework set by the NAIC and not on a fair value basis as has been included in the IFRS and EEV results, the minimum required capital is set at 100 per cent of the CAL RBC and results reflect Prudential’s 88.9 per cent economic interest in Jackson Financial Inc.;

•

For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;

•	For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;

•

For entities where the Group’s shareholding is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;

•

Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources; and

•

Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as GWS eligible group capital resources. The eligible amount permitted to be included as Group capital resources is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars.

I(ii)	Analysis of adjusted operating profit by driver

This schedule classifies the Group’s adjusted operating profit from continuing operations into the underlying drivers using the following categories:

•

Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

•	Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.

•	With-profits represents the pre-tax shareholders’ transfer from the with-profits business for the period.

•	Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.

•	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).

•

Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

•

DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

The following analysis expresses certain of the Group’s sources of adjusted operating profit from continuing operations as a margin of policyholder liabilities or other relevant drivers. The half year 2020 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation.

	Half year 2021			Half year 2020 AER			Half year 2020 CER
	Profit $m	Average liability $m	Margin bps	Profit $m	Average liability $m	Margin bps	Profit $m	Average liability $m	Margin bps
		note (a)	note (b)		note (a)	note (b)		note (a)	note (b)
Spread income	153	45,993	67	146	37,082	79	152	37,845	80
Fee income	169	32,888	103	135	26,516	102	140	27,319	102
With-profits	62	82,082	15	58	68,347	17	59	68,970	17
Insurance margin	1,467			1,287			1,326
Margin on revenues*	1,432			1,378			1,419
Expenses:* note (c)
Acquisition costsnote (d)	(990)	2,083	(48)%	(875)	1,719	(51)%	(904)	1,780	(51)%
Administration expenses	(804)	79,163	(203)	(737)	63,799	(231)	(758)	65,368	(232)
DAC adjustments	238			117			123
Expected return on shareholder assets*	101			95			97

	1,828			1,604			1,654
Share of related tax charges from joint ventures and associatesnote (e)	(21)			(18)			(20)

Long-term business	1,807			1,586			1,634
Eastspring	162			143			147

Adjusted operating profit	1,969			1,729			1,781

*	Including amounts related to Africa operations.

Notes

(a)

The calculation of average liabilities is generally derived from opening and closing balances, with average liabilities used to derive the margin for fee income calculated using quarter-end balances to provide a more meaningful analysis. Other than the average liabilities used to calculate the administration expense margin, the average liabilities in the analysis above exclude the liabilities for the Africa operations.

(b)

Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. Half year profits are annualised by multiplying by two.

(c)

The acquisition costs, administration expenses and DAC adjustments presented in this table include the amounts in respect of joint ventures and associates, whose results are presented as a single line in the Group’s consolidated income statement under the equity-method accounting.

(d)

The ratio of acquisition costs is calculated as a percentage of APE sales in the period, including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. The ratio of shareholder acquisition cost to shareholder-related APE sales in half year 2021 (excluding with-profits) is 60 per cent (half year 2020: 67 per cent).

(e)

Under IFRS, the Group’s share of results from its investments in joint ventures and associates accounted for using the equity method is included in the Group’s profit before tax on a net of related tax basis. These tax charges are shown separately in the analysis of adjusted operating profit drivers in order for the contribution from the joint ventures and associates to be included in the margin analysis on a consistent basis with the rest of the business operations.

I(iii) Analysis of adjusted operating profit by business unit

(a) Analysis of adjusted operating profit by business unit

The table below presents the half year 2021 results on both AER and CER bases to eliminate the impact of exchange translation.

	2021 $m	2020 $m		2021 vs 2020%		2020 $m
	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
China JV	139	101	109	38%	28%	251
Hong Kong	460	412	412	12%	12%	891
Indonesia	225	249	255	(10)%	(12)%	519
Malaysia	184	158	164	16%	12%	309
Singapore	320	262	276	22%	16%	574
Growth markets and other
Philippines	58	40	42	45%	38%	95
Taiwan	47	37	39	27%	21%	85
Thailand	91	75	77	21%	18%	210
Vietnam	147	125	127	18%	16%	270
Other*	157	145	153	8%	3%	221
Share of related tax charges from joint ventures and associate	(21)	(18)	(20)	17%	5%	(46)

Long-term business	1,807	1,586	1,634	14%	11%	3,379

Eastspring	162	143	147	13%	10%	283

Adjusted operating profit	1,969	1,729	1,781	14%	11%	3,662

*	Includes other growth markets and a number of small items that are not expected to reoccur.

(b)	Eastspring adjusted operating profit

	2021 $m	2020 $m
	Half year	Half year	Full year
Operating income before performance-related feesnote (1)	374	313	646
Performance-related fees	6	2	7

Operating income (net of commission)note (2)	380	315	653
Operating expensenote (2)	(196)	(157)	(336)
Group’s share of tax on joint ventures’ operating profit	(22)	(15)	(34)

Adjusted operating profit	162	143	283
Average funds managed by Eastspring Investments	$247.6bn	$224.1bn	$227.1bn
Margin based on operating incomenote (3)	30bps	28bps	28bps
Cost/income rationote II(v)	52%	50%	52%

Notes

(1)	Operating income before performance-related fees for Eastspring can be further analysed as follows:

	Retail $m	Margin bps	Institutional* $m	Margin bps	Total $m	Margin bps
Half year 2021	225	56	149	18	374	30
Half year 2020	188	50	125	17	313	28
Full year 2020	390	52	256	17	646	28

*	Institutional includes internal funds.

(2)

Operating income and expense include the Group’s share of contribution from joint ventures. In the condensed consolidated income statement of the Group IFRS basis results, the net income after tax of the joint ventures and associates is shown as a single line item.

(3)

Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group’s insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.

(c) Eastspring total funds under management

Eastspring manages funds from external parties and also funds for the Group’s insurance operations. The table below analyses the total funds managed by Eastspring.

	2021 $bn	2020 $bn
	30 Jun	30 Jun	31 Dec
External funds under management, excluding funds managed on behalf of M&G plcnote (1)
Retail	67.9	59.4	66.9
Institutional	14.9	10.0	13.8
Money market funds (MMF)	13.3	13.0	13.2
	96.1	82.4	93.9
Funds managed on behalf of M&G plcnote (2)	16.1	15.7	15.7

External funds under management	112.2	98.1	109.6
Internal funds under management	141.8	121.6	138.2

Total funds under managementnote (3)	254.0	219.7	247.8

Notes

(1)	Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
At beginning of period	93,863	98,005	98,005
Market gross inflows	49,736	69,839	116,743
Redemptions	(50,605)	(78,172)	(126,668)
Market and other movements	3,102	(7,348)	5,783

At end of period*	96,096	82,324	93,863

*

The analysis of movements above includes $13,292 million relating to Money Market Funds at 30 June 2021 (30 June 2020: $13,021 million; 31 December 2020: $13,198 million). Investment flows for half year 2021 include Money Market Funds gross inflows of $30,980 million (half year 2020: gross inflows of $48,234 million; full year 2020: $76,317 million) and net outflows of $360 million (half year 2020: net inflows of $29 million; full year 2020: net inflows of $48 million).

(2)	Movements in funds managed on behalf of M&G plc are analysed below:

2021 $m
At beginning of period	15,737
Net flows	5
Market and other movements	356

At end of period	16,098

(3)	Total funds under management are analysed by asset class below:

	2021			2020
	30 Jun			30 Jun	31 Dec
	$bn	% of total	$bn	% of total	$bn	% of total
Equity	109.7	43%	86.3	39%	103.9	42%
Fixed income	125.8	50%	115.7	53%	125.7	51%
Alternatives	2.7	1%	2.9	1%	2.7	1%
Money Market Funds	15.8	6%	14.8	7%	15.5	6%

Total funds under management	254.0	100%	219.7	100%	247.8	100%

I(iv) Group funds under management

For Prudential’s asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group’s continuing insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential’s asset management businesses from continuing operations.

	2021 $bn	2020 $bn
	30 Jun	30 Jun	31 Dec
Continuing operations:
Internal funds	181.9	153.1	175.0
Eastspring external funds, including M&G plc (as analysed in note I(iii) above)	112.2	98.1	109.6

Total Group funds under managementnote	294.1	251.2	284.6

Note

Total Group funds under management from continuing operations comprise:

	2021 $bn	2020 $bn
	30 Jun	30 Jun	31 Dec
Total investments and cash and cash equivalents held by the continuing operations on the balance sheet	167.9	145.7	164.0
External funds of Eastspring, including M&G plc	112.2	98.1	109.6
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	14.0	7.4	11.0

Total Group funds under management	294.1	251.2	284.6

I(v) Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity.

	2021 $m	2020 $m
	Half year	Half year	Full year
Net cash remitted by continuing operations:note (a)

Insurance and asset management business	1,035	446	877
Other operations	—	32	55

Net cash remitted by business units	1,035	478	932
Net interest paid	(163)	(147)	(294)
Tax received	—	94	94
Corporate activitiesnote (b)	(216)	(194)	(432)
Centrally funded recurring bancassurance feesnote (c)	(176)	(176)	(220)

Total central outflows	(555)	(423)	(852)

Holding company cash flow before dividends and other movements	480	55	80
Dividends paid	(283)	(674)	(814)

Operating holding company cash flow after dividends but before other movements	197	(619)	(734)
Other movements

Issuance and redemption of debt for continuing operations	—	983	983
Other corporate activities relating to continuing operationsnote (c)	(256)	(558)	(954)
UK and Europe demerger costs	—	(17)	(17)
US demerger costs	(28)	—	(20)

Total other movements	(284)	408	(8)

Total holding company cash flow	(87)	(211)	(742)
Cash and short-term investments at beginning of period	1,463	2,207	2,207
Foreign exchange movements	17	(89)	(2)

Cash and short-term investments at end of period	1,393	1,907	1,463

Notes

(a)	Net cash remittances from business units comprise dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation.
(b)

Including IFRS 17 implementation and restructuring costs paid in the period. In 2021, the Group changed its basis of presenting business unit remittances to reflect net cash remittances before costs attributable to the head office functions based in Hong Kong, and to present all head office costs together within ‘corporate activities’. Accordingly, the half year and full year 2020 amounts have been re-presented from those previously published to reflect the change.

(c)

Other corporate activities relating to continuing operations primarily reflect non-recurring payments for bancassurance arrangements including those with UOB, TMB and MSB banks. Central payments for existing bancassurance distribution agreements are within the central outflows section of the holding company cash flow, reflecting the recurring nature of these amounts.

II Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)	Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

•	Short-term fluctuations in investment returns on shareholder-backed business;
•	Amortisation of acquisition accounting adjustments arising on the purchase of business; and
•	Gain or loss on corporate transactions, as discussed in note D1.1 to the IFRS basis results.

More details on how adjusted operating profit is determined are included in note B1.3 of the Group IFRS basis results. A full reconciliation to profit after tax is given in note B1.1.

II(ii) Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders’ equity plus net core structural borrowings from continuing operations.

	2021 $m	2020 $m
Continuing operations:	30 Jun	30 Jun	31 Dec
Core structural borrowings of shareholder-financed businesses	6,404	6,249	6,383
Less holding company cash and short-term investments	(1,393)	(1,907)	(1,463)

Net core structural borrowings of shareholder-financed businesses	5,011	4,342	4,920
Closing shareholders’ equity	13,046	10,155	12,367

Closing shareholders’ equity plus net core structural borrowings	18,057	14,497	17,287

IFRS gearing ratio	28%	30%	28%

II(iii) Return on IFRS shareholders’ equity

This measure is calculated as adjusted operating profit from continuing operations, after tax and non-controlling interests, divided by average shareholders’ equity.

Detailed reconciliation of adjusted operating profit from continuing operations to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS basis results. Half year profits are annualised by multiplying by two.

	2021 $m	2020 $m
	Half year	Half year	Full year
Adjusted operating profit	1,571	1,286	2,757
Tax on adjusted operating profit	(222)	(274)	(497)
Adjusted operating profit attributable to non-controlling interests	(7)	(22)	(10)

Adjusted operating profit, net of tax and non-controlling interests	1,342	990	2,250

Shareholders’ equity at beginning of period	12,367	10,548	10,548
Shareholders’ equity at end of period	13,046	10,155	12,367
Average shareholders’ equity	12,707	10,352	11,458

Operating return on average shareholders’ equity (%)	21%	19%	20%

The average shareholders’ equity for the total continuing operations does not reflect the fact that post demerger of the US business, the Group will continue to hold 19.7 per cent economic interest in Jackson which will be valued at fair value. This will increase shareholders’ equity and hence reduce the total continuing operations return on equity.

II(iv)	Calculation of IFRS shareholders’ equity per share

IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the period.

	2021		2020
	30 Jun		30 Jun		31 Dec
Number of issued shares at the end of the period	2,616		2,609		2,609
Closing IFRS shareholders’ equity for continuing operations ($ million)	13,046		10,155		12,367
Shareholders’ equity per share (cents) for continuing operations	499	¢	389	¢	474	¢
Closing IFRS shareholders’ equity for discontinuing operations ($ million)	2,667		8,955		8,511
Shareholders’ equity per share (cents) for discontinued US operations	102	¢	343	¢	326	¢

Group Shareholders’ equity per share (cents)	601	¢	732	¢	800	¢

The closing shareholders’ equity for continuing operations does not reflect the fact that post demerger of the US business, the Group will continue to hold 19.7 per cent economic interest in Jackson which will be valued at fair value. This will increase shareholders’ equity per share for the continuing operations post the demerger of the US business.

II(v) Calculation of Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2021 $m	2020 $m
	Half year	Half year	Full year
IFRS revenue	350	289	612
Share of revenue from joint ventures and associates	147	111	235
Commissions	(117)	(85)	(194)
Performance-related fees	(6)	(2)	(7)

Operating income before performance-related feesnote	374	313	646

IFRS charges	262	197	446
Share of expenses from joint ventures and associates	51	45	84
Commissions	(117)	(85)	(194)

Operating expense	196	157	336

Cost/income ratio (operating expense/operating income before performance-related fees)	52%	50%	52%

Note

IFRS revenue and charges for Eastspring are included within the IFRS Income statement in ‘other income’ and ‘acquisition costs and other expenditure’ respectively. Operating income and expense include the Group’s share of contribution from joint ventures and associates. In the condensed consolidated income statement of the Group IFRS basis results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Reconciliation of gross premiums earned to renewal insurance premiums

	2021 $m	2020 $m
	Half year	AER Half year	CER Half year	AER Full year
IFRS gross premiums earned	11,521	10,950	11,169	23,495
Less: General insurance premium	(62)	(66)	(66)	(130)
Less: IFRS gross earned premium from new regular and single premium business	(2,764)	(2,079)	(2,148)	(5,112)
Add: Renewal premiums from joint ventures and associates*	1,150	932	984	1,957

Renewal insurance premiums	9,845	9,737	9,939	20,210

Annual premium equivalent (APE)	2,083	1,719	1,780	3,808

Life weighted premium income	11,928	11,456	11,719	24,018

*	For the purpose of the definition of renewal premiums from joint ventures and associates in the table above, premiums for the deposit component of insurance contracts from our China JV are excluded.

II(vii) Gross premiums earned including joint ventures and associates

	2021 $m	2020 $m
	Half year	Half year	Full year
IFRS gross premiums earned	11,521	10,950	23,495
Gross premiums earned from joint ventures and associates	2,066	1,628	3,233

Total Group (continuing operations)	13,587	12,578	26,728

II(viii) Reconciliation of gross premiums earned to APE new business sales

The Group reports APE new business sales as a measure of the new policies sold in the period. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown below from continuing operations:

	2021 $m	2020 $m
	Half year	Half year	Full year
Gross premiums earned	11,521	10,950	23,495
Less: premiums from in-force renewal businessnote (a)	(8,695)	(8,805)	(18,253)
Less: 90% of single premiums on new business sold in the periodnote (b)	(1,490)	(770)	(2,147)
Add: APE sales from joint ventures and associates on equity accounting methodnote (c)	607	422	820
Other adjustmentsnote (d)	140	(78)	(107)

Annual premium equivalent (APE)	2,083	1,719	3,808

Notes

(a)	Gross premiums earned include premiums from existing in-force business as well as new business given the Group’s focus on recurring premium business.
(b)	APE new business sales only include one-tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.
(c)

For the purpose of reporting APE new business sales, the Group’s share of amounts sold by the Group’s insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.

(d)

APE new business sales are annualised while gross premiums earned are recorded only when revenues are due. Other adjustments also reflect the inclusion of policies written in the period which are classified as investment contracts without discretionary participation features under IFRS 4, which are recorded as deposits and therefore not in gross premiums earned, and the exclusion of general insurance earned on an IFRS basis.

II(ix) Reconciliation between IFRS and EEV shareholders’ equity

The table below shows the reconciliation of EEV shareholders’ equity and IFRS shareholders’ equity from continuing operations at the end of the period:

	2021 $m	2020 $m
Continuing operations:	30 Jun	30 Jun	31 Dec
IFRS shareholders’ equity	13,046	10,155	12,367
Less: DAC assigned zero value for EEV purposes	(2,505)	(2,073)	(2,353)
Add: Value of in-force business of long-term businessnote (a)	34,903	28,936	34,068
Othernote (b)	(2,282)	(1,619)	(2,156)

EEV shareholders’ equity	43,162	35,399	41,926

Notes

(a)

EEV shareholders’ equity comprises the present value of the shareholders’ interest in the value of in-force business, total net worth of long-term business operations and IFRS shareholders’ equity of asset management and other operations. The value of in-force business reflects the present value of expected future shareholder cash flows from long-term in-force business which are not captured as shareholders’ interest on an IFRS basis. Total net worth represents the regulatory basis net assets for EEV reporting purposes, with adjustments as appropriate.

(b)

Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group’s core structural borrowings which are fair valued under EEV but are held at amortised cost under IFRS. The most significant valuation differences relate to changes in the valuation of insurance liabilities.

European Embedded Value (EEV) Basis Results

Description of EEV basis reporting

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated. AER are actual historical exchange rates for the relevant accounting period. Constant exchange rate (CER) results are calculated by translating prior period results using current period foreign currency exchange rates, ie current period average rates for the income statement and current period closing rates for the balance sheet. Where appropriate, the EEV basis results include the effects of adoption of IFRS Standards.

The Directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. In preparing the EEV basis supplementary information, the Directors have satisfied themselves that the Group remains a going concern. Further information is provided in note A1 of the IFRS financial statements.

*	The additional financial information is not covered by the KPMG independent review opinion.

European Embedded Value (EEV) Basis Results

BASIS OF PREPARATION

IFRS profit for long-term business broadly reflects the aggregate of results on a traditional accounting basis. By contrast, EEV is a way of measuring the value of the in-force life insurance business. The value of future new business is excluded from the embedded value. The EEV Principles provide consistent definitions of the components of EEV, a framework for setting assumptions and an approach to the underlying methodology and disclosures. Results prepared under the EEV Principles represent the present value of the shareholders’ interest in the post-tax future profits (on a local statutory basis) expected to arise from the current book of long-term business, after sufficient allowance has been made for the aggregate risks in the business. The shareholders’ interest in the Group’s long-term business is the sum of the shareholders’ total net worth and the value of in-force business.

For the purposes of preparing EEV basis results, insurance joint ventures and associates are included at the Group’s proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the EEV basis results at the Group’s proportionate share of IFRS basis shareholders’ equity, with central Group debt shown on a market value basis.

Key features of the Group’s EEV methodology include:

•

Economic assumptions: The projected post-tax profits assume a level of future investment return and are discounted using a risk discount rate. Both the risk discount rate and the investment return assumptions are updated at each valuation date to reflect current market risk-free rates, such that changes in market risk-free rates impact all projected future cash flows. Risk-free rates, and hence investment return assumptions, are based on observable market data, with current market risk-free rates assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions. Different products will be sensitive to different assumptions, for example, spread-based products or products with guarantees are likely to benefit disproportionately from higher assumed investment returns.

•

Time value of financial options and guarantees: Explicit quantified allowances are made for the time value of financial options and guarantees (TVOG). The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios and is typically less applicable to health and protection business that generally contains more limited financial options or guarantees.

•

Allowance for risk in the risk discount rates: Risk discount rates are set equal to the risk-free rate at the valuation date plus product-specific allowances for market and non-market risks. Risks that are explicitly captured elsewhere, such as via the TVOG, are not included in the risk discount rates. The allowance for market risk is based on a product-by-product assessment of the sensitivity of shareholder cash flows to varying market returns. This approach reflects the inherent market risk in each product group and results in lower risk discount rates for products where the majority of shareholder profit is uncorrelated to market risk and appropriately higher risk discount rates for products where there is greater market exposure for shareholders. For example, the major sources of shareholder profits for health and protection products are underwriting profits or fixed shareholder charges which are less sensitive to market risk. For unit-linked products where fund management charges fluctuate with the investment return a portion of the profits will typically be more sensitive to market risk compared to health and protection products due to the higher proportion of equity-type assets in the investment portfolio. The construct of UK-style with-profits funds in some business units reduce the market volatility of both policyholder and shareholder cash flows due to smoothed bonus declarations and for some markets the presence of an estate. The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. At 30 June 2021, the total allowance for non-market risk is equivalent to a $(3.4) billion (full year 2020: $(3.2) billion) reduction, or around (8) per cent (full year 2020: (7) per cent) of the embedded value.

Following its classification as held for distribution, the US operations have been included at their estimated fair value at 30 June 2021. Further information is contained in note 4.

1

EEV RESULTS HIGHLIGHTS FOR CONTINUING OPERATIONS

	Half year 2021	Half year 2020
		AER			CER
	$m	$m		% change	$m		% change
	notes (i)(ii)	note (i)			note (i)
New business profitnote (v)	1,176	912		29%	939		25%
Annual premium equivalent (APE)note (v)	2,083	1,719	*	21%	1,780	*	17%
New business margin (APE) (%)	56%	53%		6%	53%		6%
Present value of new business premiums (PVNBP)	11,380	9,173		24%	9,498		20%
Operating free surplus generatednotes (iii)(v)	1,112	983	*	13%	1,017	*	9%
EEV operating profitnotes (iv)(v)	1,749	1,540		14%	1,578		11%
EEV operating profit, net of non-controlling interests	1,735	1,518		14%	1,556		12%
Operating return on average EEV shareholders’ equity, net of non-controlling interests (%)	8%	8%
Closing EEV shareholders’ equity, net of non-controlling interests	43,162	35,399		22%	35,988		20%
Closing EEV shareholders’ equity, net of non-controlling interests per share (in cents)	1,650 ¢	1,357	¢	22%	1,379	¢	20%

*	Re-presented to include amounts relating to Africa.

Notes

(i)

The results above are for the Group’s continuing operations only, excluding results from the US operations which were classified as discontinued operations at 30 June 2021. The 2020 comparative results have been re-presented accordingly. Further information is provided in note D1.2 of the IFRS financial statements.

(ii)	The Group has changed its operating segments from 2021, as discussed in note B1.3 of the IFRS financial statements, with Africa operations included in long-term business.
(iii)	Operating free surplus generated is for long-term and asset management businesses only, before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(iv)	Group EEV operating profit is stated after central expenditure, restructuring and IFRS 17 implementation costs.
(v)	Segment results are before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document.

2

MOVEMENT IN GROUP EEV SHAREHOLDERS’ EQUITY

		2021 $m				2020 $m
		Half year				Half year	Full year
		Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total	Group total
	Note			note (i)		note (i)	note (i)
Continuing operations:
New business profit	1	1,176			1,176	912	2,201
Profit from in-force long-term business	2	857			857	993	1,926

Long-term business		2,033			2,033	1,905	4,127
Asset management		147			147	126	253

Operating profit from long-term and asset management businesses		2,180			2,180	2,031	4,380
Other income and expenditure	4	—	(359)		(359)	(398)	(826)

Operating profit (loss) before restructuring and IFRS 17 implementation costs		2,180	(359)		1,821	1,633	3,554
Restructuring and IFRS 17 implementation costs		(28)	(44)		(72)	(93)	(153)

Operating profit (loss) for the period		2,152	(403)		1,749	1,540	3,401

Short-term fluctuations in investment returns	2	(866)	(4)		(870)	795	1,937
Effect of changes in economic assumptions	2	914	—		914	(3,926)	(996)
Loss attaching to corporate transactions	2	—	(56)		(56)	—	(121)
Mark-to-market value movements on core structural borrowings	5	—	170		170	41	(247)

Non-operating profit (loss)		48	110		158	(3,090)	573

Profit (loss) for the period from continuing operations		2,200	(293)		1,907	(1,550)	3,974
Loss for the period from discontinued US operationsnote (i)		—	—	(10,319)	(10,319)	(3,252)	(3,941)

Profit (loss) for the period		2,200	(293)	(10,319)	(8,412)	(4,802)	33
Non-controlling interests share of profit from continuing operations		(20)	—	—	(20)	(22)	(10)
Non-controlling interests share of loss from discontinued US operations		—	—	1,145	1,145	—	130

Profit (loss) for the period attributable to equity holders of the Company		2,180	(293)	(9,174)	(7,287)	(4,824)	153

Equity items from continuing operations:
Foreign exchange movements on operations		(465)	40	—	(425)	(513)	563
Intra-group dividends and investment in operationsnote (ii)		(935)	935	—	—	—	—
External dividends		—	(283)	—	(283)	(674)	(814)
Other movementsnote (iii)		10	47	—	57	(211)	(156)
Equity items from discontinued US operations net of non-controlling interestnote (iv)		—	—	(240)	(240)	453	(450)

Net increase (decrease) in shareholders’ equity		790	446	(9,414)	(8,178)	(5,769)	(704)
Shareholders’ equity at beginning of period		44,317	(2,391)	12,081	54,007	54,711	54,711

Shareholders’ equity at end of period		45,107	(1,945)	2,667	45,829	48,942	54,007

Contribution to Group EEV:
At end of period:
Continuing operations:
Long-term business	2	43,682	—	—	43,682	35,998	42,861
Asset management and other	4	637	(1,945)	—	(1,308)	(1,399)	(1,756)

Shareholders’ equity, excluding goodwill attributable to equity holders		44,319	(1,945)	—	42,374	34,599	41,105
Goodwill attributable to equity holders		788	—	—	788	800	821

Total continuing operations		45,107	(1,945)	—	43,162	35,399	41,926
Discontinued US operations				2,667	2,667	13,543	12,081

Shareholders’ equity at end of period	6	45,107	(1,945)	2,667	45,829	48,942	54,007

At beginning of period:
Continuing operations:
Long-term business	2	42,861	—	—	42,861	37,902	37,902
Asset management and other	4	635	(2,391)	—	(1,756)	(355)	(355)

Shareholders’ equity, excluding goodwill attributable to equity holders		43,496	(2,391)	—	41,105	37,547	37,547
Goodwill attributable to equity holders		821	—	—	821	822	822

Total continuing operations		44,317	(2,391)	—	41,926	38,369	38,369
Discontinued US operations		—	—	12,081	12,081	16,342	16,342

Shareholders’ equity at beginning of period	6	44,317	(2,391)	12,081	54,007	54,711	54,711

3

	2021 $m								2020 $m
	Half year								Half year		Full year
EEV shareholders’ equity per share (in cents)note (v)	Insurance and asset management operations		Other (central) operations		Discontinued US operations		Group total		Group total		Group total
					note (i)				note (i)		note (i)
At end of period:
Continuing operations:
Based on shareholders’ equity, net of goodwill attributable to equity holders	1,694	¢	(74	)¢	—		1,620	¢	1,326	¢	1,576	¢
Based on shareholders’ equity at end of period	1,724	¢	(74	)¢	—		1,650	¢	1,357	¢	1,607	¢
Discontinued US operations	—		—		102	¢	102	¢	519	¢	463	¢

Group total	1,724	¢	(74	)¢	102	¢	1,752	¢	1,876	¢	2,070	¢

At beginning of period:
Continuing operations:
Based on shareholders’ equity, net of goodwill attributable to equity holders	1,668	¢	(92	)¢	—		1,576	¢	1,444	¢	1,444	¢
Based on shareholders’ equity at beginning of period	1,699	¢	(92	)¢	—		1,607	¢	1,475	¢	1,475	¢
Discontinued US operations	—		—		463	¢	463	¢	628	¢	628	¢

Group total	1,699	¢	(92	)¢	463	¢	2,070	¢	2,103	¢	2,103	¢

EEV basis basic earnings per sharenote (vi)	2021				2020
	Half year				Half year		Full year
	Before non- controlling interests $m	After non- controlling interests $m	Basic earnings per share cents		Basic earnings per share cents		Basic earnings per share cents
Based on operating profit from continuing operations, after non-controlling interests	1,749	1,735	66.7	¢	58.5	¢	130.6	¢
Based on profit (loss) for the period attributable to equity holders of the Company:
From continuing operations	1,907	1,887	72.5	¢	(60.6	)¢	152.6	¢
From discontinued US operations	(10,319)	(9,174)	(352.7	)¢	(125.2	)¢	(146.7	)¢

	(8,412)	(7,287)	(280.2	)¢	(185.8	)¢	5.9	¢

Notes

(i)

Discontinued operations relate to the Group’s US operations which were held for distribution at 30 June 2021 and are included within the Group’s EEV results at fair value, consistent with IFRS. Further information is provided in note D1.2 of the IFRS financial statements. The 2020 comparative results have been re-presented to show these operations as discontinued accordingly.

(ii)	Intra-group dividends represent dividends that have been declared in the period. Investment in operations reflects movements in share capital.
(iii)

Other movements include reserve movements in respect of share capital subscribed, share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group’s shareholders’ equity.

(iv)

Equity items from discontinued US operations include mark-to-market value movements on assets backing net worth of $(240) million for half year 2021 (half year 2020: $317 million; full year 2020: $552 million). In addition, full year 2020 included a charge of $(1,112) million relating to the day one impact of the equity investment by Athene into the US business in July 2020.

(v)	Based on the number of issued shares at 30 June 2021 of 2,616 million shares (30 June 2020: 2,609 million shares; 31 December 2020: 2,609 million shares).
(vi)	Based on weighted average number of issued shares of 2,601 million shares in half year 2021 (half year 2020: 2,596 million shares; full year 2020: 2,597 million shares).

4

MOVEMENT IN GROUP FREE SURPLUS

For long-term business, free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (total net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to total net worth so that backing assets are included at market value, rather than at cost, to comply with the EEV Principles. In general, assets deemed to be inadmissible on a local regulatory basis are included in total net worth where considered recognisable on an EEV basis.

Free surplus for asset management and other non-insurance operations (including the Group’s central operations) is taken to be IFRS basis shareholders’ equity, net of goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. The Group-wide Supervision (GWS) Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are treated as capital resources for the purpose of free surplus at 30 June 2021.

A reconciliation of EEV free surplus to the GWS shareholder capital surplus over group minimum capital requirements is set out in note I(i) of the additional financial information. Further information is provided in note 4 and note 5.

		2021 $m				2020 $m
		Half year				Half year	Full year
		Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total	Group total
	Note			note (i)		note (i)	note (i)
Continuing operations:
Expected transfer from in-force business		1,165			1,165	1,009	1,878
Expected return on existing free surplus		84			84	52	101
Changes in operating assumptions and experience variances		35			35	94	215

Operating free surplus generated from in-force long-term business	2	1,284			1,284	1,155	2,194
Investment in new businessnote (ii)	2	(319)			(319)	(298)	(559)

Long-term business		965			965	857	1,635
Asset management		147			147	126	253

Operating free surplus generated from long-term and asset management businesses		1,112			1,112	983	1,888
Other income and expenditure	4	—	(359)		(359)	(398)	(826)

Operating free surplus generated before restructuring and IFRS 17 implementation costs		1,112	(359)		753	585	1,062
Restructuring and IFRS 17 implementation costs		(26)	(44)		(70)	(93)	(147)

Operating free surplus generated		1,086	(403)		683	492	915
Non-operating free surplus generatednote (iii)		141	(60)		81	(555)	316

Free surplus generated from continuing operations		1,227	(463)		764	(63)	1,231
Free surplus generated from discontinued US operationsnote (i)		—	—	1,303	1,303	1,167	(998)

Free surplus generated for the period		1,227	(463)	1,303	2,067	1,104	233
Equity items from continuing operations:
Net cash flows paid to parent companynote (iv)		(1,035)	1,035	—	—	—	—
External dividends		—	(283)	—	(283)	(674)	(814)
Foreign exchange movements on operations		(69)	40	—	(29)	(126)	136
Other movements and timing differences		110	(53)	—	57	(189)	(158)
Treatment of grandfathered debt instruments under the GWS Framework	4	—	1,995	—	1,995	—	—
Equity items from discontinued US operationsnote (v)		—	—	(270)	(270)	453	751

Net movement in free surplus*		233	2,271	1,033	3,537	568	148
Change in amounts attributable to non-controlling interests		(13)	—	(115)	(128)	(22)	209
Balance at beginning of period		5,983	2,361	1,749	10,093	9,736	9,736

Balance at end of period		6,203	4,632	2,667	13,502	10,282	10,093

Representing:
Free surplus excluding distribution rights and other intangibles		5,210	1,710	2,667	9,587	6,379	6,068
Distribution rights and other intangibles		993	2,922	—	3,915	3,903	4,025

		6,203	4,632	2,667	13,502	10,282	10,093

*	Before amounts attributable to non-controlling interests.

5

Contribution to Group free surplus:		2021 $m				2020 $m
		30 Jun				30 Jun	31 Dec
		Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total	Group total
	Note			note (i)		note (i)	note (i)
At end of period:
Continuing operations:
Long-term business	2	5,566	—	—	5,566	3,817	5,348
Asset management and other	4	637	4,632	—	5,269	3,068	2,996

Total continuing operations		6,203	4,632	—	10,835	6,885	8,344
Discontinued US operations		—	—	2,667	2,667	3,397	1,749

Free surplus at end of period		6,203	4,632	2,667	13,502	10,282	10,093

At beginning of period:
Long-term business	2	5,348	—	—	5,348	3,736	3,683
Asset management and other	4	635	2,361	—	2,996	4,223	4,276

Total continuing operations		5,983	2,361	—	8,344	7,959	7,959
Discontinued US operations		—	—	1,749	1,749	1,777	1,777

Free surplus at beginning of period		5,983	2,361	1,749	10,093	9,736	9,736

Notes

(i)

Discontinued operations relate to the Group’s US operations which were held for distribution at 30 June 2021 and are included within the Group’s free surplus at fair value, consistent with IFRS. Further information is provided in note D1.2 of the IFRS financial statements. The free surplus generated of $1,303 million for half year 2021 represents the net effect of the result for the period and the adjustment to reflect the fair value at 30 June 2021. It is not representative of the capital generation in the period for the US operations. The 2020 comparative results have been re-presented to show these operations as discontinued accordingly.

(ii)	Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(iii)

Non-operating free surplus generation in full year 2020 included a reinsurance commission of $770 million received as part of a reinsurance transaction undertaken by our business in Hong Kong as described in note D1.1 of the IFRS financial statements. During half year 2021, the treaty resulted in $(37) million being due to the reinsurer for surpluses arising on the policies being reinsured, which is included within non-operating free surplus generation. The surpluses generated from the underlying in-force reinsured policies continue to be recognised as operating free surplus generated. Non-operating free surplus generated for other operations represents the post-tax IFRS basis short-term fluctuations in investment returns and gain or loss on corporate transactions for other entities.

(iv)

Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in EEV shareholders’ equity primarily relates to intra-group loans, foreign exchange and other non-cash items.

(v)

Equity items from discontinued US operations include the mark-to-market value movements on assets backing net worth of $(270) million for half year 2021 (half year 2020: $317 million; full year 2020: $552 million). In addition, full year 2020 included a credit of $63 million relating to the day one impact of the equity investment by Athene into the US business in July 2020.

6

NOTES ON THE EEV BASIS RESULTS

1 Analysis of new business profit and EEV for long-term business operations

	Half year 2021
	New business profit (NBP)note	Annual premium equivalent (APE)		Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m		$m	%	%	$m
China JV	228	448		2,038	51%	11%	3,049
Hong Kong	306	253		1,991	121%	15%	20,951
Indonesia	57	117		485	49%	12%	2,350
Malaysia	113	211		992	54%	11%	3,814
Singapore	215	379		2,940	57%	7%	7,917
Growth markets and other	257	675		2,934	38%	9%	5,601

Total continuing long-term operations	1,176	2,083		11,380	56%	10%	43,682

	Half year 2020 (AER)
	New business profit (NBP)note	Annual premium equivalent (APE)		Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m		$m	%	%	$m
China JV	127	319		1,479	40%	9%	2,232
Hong Kong	353	388		2,671	91%	13%	16,531
Indonesia	68	123		494	55%	14%	2,504
Malaysia	69	123		688	56%	10%	3,497
Singapore	123	229		1,695	54%	7%	7,093
Growth markets and other	172	537	*	2,146	32%	8%	4,141	*

Total continuing long-term operations	912	1,719		9,173	53%	10%	35,998

* Restated to include amounts relating to Africa.

	Half year 2020 (CER)
	New business profit (NBP)note	Annual premium equivalent (APE)		Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m		$m	%	%	$m
China JV	138	347		1,608	40%	9%	2,443
Hong Kong	353	388		2,671	91%	13%	16,498
Indonesia	69	125		505	55%	14%	2,467
Malaysia	71	127		714	56%	10%	3,609
Singapore	130	240		1,779	54%	7%	7,362
Growth markets and other	178	553	*	2,221	32%	8%	4,184	*

Total continuing long-term operations	939	1,780		9,498	53%	10%	36,563

* Restated to include amounts relating to Africa.

	Full year 2020 (AER)
	New business profit (NBP)	Annual premium equivalent (APE)		Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m		$m	%	%	$m

China JV	269	582		2,705	46%	10%	2,798
Hong Kong	787	758		5,095	104%	15%	20,156
Indonesia	155	267		1,154	58%	13%	2,630
Malaysia	209	346		2,023	60%	10%	4,142
Singapore	341	610		5,354	56%	6%	8,160
Growth markets and other	440	1,245	*	5,256	35%	8%	4,975	*

Total continuing long-term operations	2,201	3,808		21,587	58%	10%	42,861

*	Restated to include amounts relating to Africa.

Note

The movement in new business profit from continuing long-term operations is analysed as follows:

$m
Half year 2020 new business profit	912
Foreign exchange movement	27
Sales volume	160
Effect of changes in interest rates and other economic assumptions	26
Business mix, product mix and other items	51

Half year 2021 new business profit	1,176

7

2 Analysis of movement in net worth and value of in-force business for long-term business operations

	2021 $m					2020 $m
	Half year					Half year	Full year
Continuing operations:	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value	Embedded value
					note (i)		note (i)
Balance at beginning of period	5,348	3,445	8,793	34,068	42,861	37,902	37,902
New business contribution	(319)	85	(234)	1,410	1,176	912	2,201
Existing business – transfer to net worth	1,165	(121)	1,044	(1,044)	—	—	—
Expected return on existing businessnote (ii)	84	36	120	764	884	753	1,401
Changes in operating assumptions, experience variances and other itemsnote (iii)	35	(16)	19	(46)	(27)	240	525

Operating profit before restructuring and IFRS 17 implementation costs	965	(16)	949	1,084	2,033	1,905	4,127
Restructuring and IFRS 17 implementation costs	(24)	—	(24)	(2)	(26)	(10)	(69)

Operating profit	941	(16)	925	1,082	2,007	1,895	4,058
Non-operating profit (loss)note (iv)	141	(174)	(33)	81	48	(3,161)	822

Profit (loss) for the period	1,082	(190)	892	1,163	2,055	(1,266)	4,880
Non-controlling interests share of (profit) loss	(7)	(2)	(9)	(5)	(14)	—	1

Profit (loss) for the period attributable to equity holders of the Company	1,075	(192)	883	1,158	2,041	(1,266)	4,881
Foreign exchange movements	(60)	(40)	(100)	(323)	(423)	(508)	542
Intra-group dividends and investment in operations	(807)	—	(807)	—	(807)	(228)	(567)
Other movementsnote (v)	10	—	10	—	10	98	103

Balance at end of period from continuing operationsnote (i)	5,566	3,213	8,779	34,903	43,682	35,998	42,861

Notes

(i)	The total embedded value for continuing long-term business operations at the end of each period show below, excluding goodwill attributable to equity holders, can be analysed further as follows:

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Value of in-force business before deduction of cost of capital and time value of options and guarantees	36,362	30,383	36,729
Cost of capital	(740)	(998)	(749)
Time value of options and guarantees*	(719)	(449)	(1,912)

Net value of in-force business	34,903	28,936	34,068

Free surplus	5,566	3,817	5,348
Required capital	3,213	3,245	3,445

Net worth	8,779	7,062	8,793

Embedded value from continuing operations	43,682	35,998	42,861

*

The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from the central economic scenario, as described in note 7(i)(d). At 30 June 2021, the TVOG for continuing operations is $(719) million, with the substantial majority arising in Hong Kong. The TVOG has decreased since 31 December 2020 reflecting the generally higher government bond yields at 30 June 2021 which mean guarantees are less likely to be in-the-money. The TVOG reflects the variability of guaranteed benefit pay-outs across the range of economic scenarios around interest rates at the valuation date and represents some of the market risk for the key products in Hong Kong. As this market risk is explicitly allowed for via the TVOG, no further adjustment is made for this within the EEV risk discount rate, as described in note 7(i)(h). The magnitude of the TVOG at 30 June 2021 would be approximately equivalent to a 10 basis point (full year 2020: 30 basis point) increase in the weighted average risk discount rate which has increased 60 basis points since 31 December 2020.

(ii)

The expected return on existing business reflects the effect of changes in economic and operating assumptions in the current period, as described in note 7(ii)(c). The movement in this amount compared to the prior period from continuing long-term operations is analysed as follows:

$m
Half year 2020 expected return on existing business	753
Foreign exchange movement	19
Effect of changes in interest rates and other economic assumptions	87
Growth in opening value of in-force business and other items	25

Half year 2021 expected return on existing business	884

(iii)

The effect of changes in operating assumptions was $37 million in the first half of 2021 (half year 2020: $118 million; full year 2020: $390 million from continuing operations) representing a number of individually small items including tax changes arising in the period. Experience variances and other items of $(64) million (half year 2020: $122 million; full year 2020: $135 million from continuing operations) has been driven primarily by increased ecosystem and other investment spend and short-term persistency impacts linked to Covid-19-related impacts. Half year 2021 saw a more normalised level of medical reimbursement compared to 2020, when claims were more significantly reduced by customers either not seeking or deferring insured treatments. There have also been higher Covid-19-related claims in Indonesia.

8

(iv)	The EEV non-operating profit (loss) from continuing long-term operations can be summarised as follows:

	2021 $m	2020 $m
	Half year	Half year	Full year
Short-term fluctuations in investment returnsnote (a)	(866)	765	1,909
Effect of change in economic assumptionsnote (b)	914	(3,926)	(996)
Loss attaching to corporate transactionsnote (c)	—	—	(91)

Non-operating profit (loss) from continuing operations	48	(3,161)	822

(a)	The charge of $(866) million in short-term fluctuations in investment returns mainly reflects lower than expected bond returns in a number of markets.

(b)

The credit for effect of change in economic assumptions of $914 million primarily arises from increases in long-term interest rates, resulting in higher assumed fund earned rates that impact projected future cash flows across many of the local business units, partially offset by the effect of higher risk discount rates.

(c)

Loss attaching to corporate transactions of $(91) million at full year 2020 represents loss from the reinsurance transaction undertaken by our business in Hong Kong described in note D1.1 of the IFRS financial statements.

(v)

Other movements include reserve movements in respect of share capital subscribed, share-based payments, treasury shares, intra-group loans and other intra-group transfers between operations that have no overall effect on the Group’s shareholders’ equity.

9

3 Sensitivity of results for long-term business operations to alternative economic assumptions

The tables below show the sensitivity of the embedded value and the new business profit for continuing long-term business operations to:

•

1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates (but excludes changes in the allowance for market risk);

•	1 per cent rise in equity and property yields;

•

1 per cent and 2 per cent increases in the risk discount rates. The main driver for changes in the risk discount rates from period to period is changes in interest rates, the impact of which is expected to be partially offset by a corresponding change in assumed investment returns, the effect of which is not included in the risk discount rate sensitivities. The impact of higher investment returns can be approximated as the difference between the sensitivity to increases in interest rates and the sensitivity to increases in risk discount rates;

•	20 per cent fall in the market value of equity and property assets (embedded value only); and

•

Holding the group minimum capital requirements under the GWS Framework in contrast to EEV basis required capital (embedded value only). This reduces the level of capital and therefore the level of charge deducted from the embedded value for the cost of locked-in required capital. This has the effect of increasing EEV.

The sensitivities shown below are for the impact of instantaneous and permanent changes (with no trending or mean reversion) on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets (including derivatives) held at the valuation dates indicated. The results only allow for limited management actions, such as changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

If the changes in assumptions shown in the sensitivities were to occur, the effects shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions, for example new business profit and expected return on existing business.

New business profit from continuing long-term business

	Half year 2021* $m	Full year 2020 $m
New business profit	1,176	2,201

Interest rates and consequential effects – 2% increase	59	107
Interest rates and consequential effects – 1% increase	42	78
Interest rates and consequential effects – 0.5% decrease	(41)	(98)
Equity/property yields – 1% rise	73	140
Risk discount rates – 2% increase	(323)	(626)
Risk discount rates – 1% increase	(185)	(372)

*

Half year 2021 new business profit includes Africa operations following the change in the Group’s operating segments in 2021. In the context of the Group, Africa’s results are not materially impacted by the above sensitivities.

Embedded value of continuing long-term business

	30 Jun 2021* $m	31 Dec 2020 $m
Embedded value	43,682	42,861

Interest rates and consequential effects – 2% increase	(4,477)	(3,589)
Interest rates and consequential effects – 1% increase	(1,986)	(1,429)
Interest rates and consequential effects – 0.5% decrease	(84)	177
Equity/property yields – 1% rise	1,725	1,949
Equity/property market values – 20% fall	(1,879)	(1,912)
Risk discount rates – 2% increase	(9,403)	(9,225)
Risk discount rates – 1% increase	(5,307)	(5,286)
Group minimum capital requirements	155	150

*

Embedded value includes Africa operations following the change in the Group’s operating segments in 2021. In the context of the Group, Africa’s results are not materially impacted by the above sensitivities.

Overall, the new business profit sensitivities at 30 June 2021 are in line with those at 31 December 2020 after allowing for the level of new business profit at a half year compared to a full year.

10

The interest rate sensitivities illustrate the impact of using different economic assumptions within our EEV framework. At the current and higher interest rates at 30 June 2021 there is a reduced benefit from further increases in investment returns compared to 31 December 2020 as guarantees written to policyholders are less likely to be in-the-money at current levels. This contrasts with the adverse effect of higher risk discount rates which tends to be more stable from period to period all other things being equal. For a 1 per cent increase in assumed interest rates the net $(1,986) million negative effect comprises a $(5,307) million negative impact of increasing the risk discount rate by 1 per cent, partially offset by a $3,321 million benefit from assuming 1 per cent higher investment returns. Similarly, for a 2 per cent increase in assumed interest rates the net $(4,477) million negative effect comprises a $(9,403) million negative impact of increasing the risk discount rates by 2 per cent, partially offset by a $4,926 million benefit from higher assumed investment returns. Finally, for a 0.5 per cent decrease in assumed interest rates, there would be a net $(84) million negative effect from the 0.5 per cent reduction in investment returns, leading to guarantees becoming more likely to be in-the-money, being partially offset by the reduction in assumed discount rates. These offsetting impacts are sensitive to economics and the net impact can therefore change from period to period depending on the current level of interest rates. For a 1 per cent increase in the assumed Asia equity risk premium and property risk premium the embedded value would increase by $1,725 million.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown. For example, if interest rates increased by 1 per cent, as well as changes to the risk-free rate, market risk allowances would likely be increased within the risk discount rate, leading to a reduction of $(2,550) million (compared to the $(1,986) million impact shown above). However, if interest rates actually decreased by 0.5 per cent, it would lead to a $202 million increase (compared to the $(84) million impact shown above).

11

4 EEV basis results for other operations

EEV basis other income and expenditure represents the post-tax IFRS basis results for other operations (before restructuring and IFRS 17 implementation costs), together with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the continuing covered business, as shown in the table below. It mainly includes interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that is not recharged/allocated to the insurance operations.

In line with the EEV Principles, the allowance for the future costs of internal asset management services within the EEV basis results for long-term insurance operations excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the EEV for long-term insurance operations assumes that the cost of internal asset management services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business). The results of the Group’s asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group’s IFRS basis reporting. An adjustment is accordingly made to Group EEV operating profit, within the EEV basis results for other operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group EEV operating profit includes the actual profit earned in respect of the management of these assets.

Any costs incurred within the head office functions in London and Hong Kong that are attributable to the long-term insurance (covered) business are recharged/allocated to the insurance operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for long-term insurance operations allow for amounts expected to be recharged/allocated by the head office functions. Other costs that are not recharged/allocated to the insurance operations are shown as part of other income and expenditure for the current period, and are not included within the projection of future expenses for in-force insurance business.

	2021 $m	2020 $m
	Half year	Half year	Full year
IFRS basis other income and expenditure*	(321)	(346)	(743)
Tax effects on IFRS basis results	—	(17)	(15)
Less: unwind of expected profit on internal management of the assets of continuing long-term business	(38)	(35)	(68)

EEV basis other income and expenditure	(359)	(398)	(826)

*	As recorded in note B1.1 of the IFRS financial statements.

The EEV basis shareholders’ equity for other operations is taken to be IFRS basis shareholders’ equity, with central Group debt shown on a market value basis. Free surplus for other operations is taken to be IFRS basis shareholders’ equity, net of goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Under the GWS Framework, all debt instruments issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as capital resources.

Shareholders’ equity for other operations can be compared across metrics as shown in the table below.

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
IFRS basis shareholders’ equity*	(1,320)	(1,458)	(1,596)
Mark-to-market value adjustment on central borrowingsnote 5	(625)	(479)	(795)

EEV basis shareholders’ equity	(1,945)	(1,937)	(2,391)
Debt instruments treated as capital resources	6,577	4,467	4,752

Free surplus	4,632	2,530	2,361

*	As recorded in note C1 of the IFRS financial statements.

Treatment of US operations following planned demerger

Following its classification as held for distribution, the Group’s interest in US operations has been written down to its estimated fair value at 30 June 2021. The fair value has been determined with reference to a valuation range determined by considering publicly available information on listed equities of similar profile to Jackson in the US market. As Jackson is an unlisted entity, the fair value of the Group’s interest is inherently uncertain. On completion of the proposed demerger Jackson will become a separately listed entity and its market value will become directly observable, which may differ from the current estimate.

On completion of the proposed demerger the Group’s pre-demerger interest in Jackson will be remeasured to its observable fair value at that date, with any remeasurement gain or loss recognised in the results of discontinued operations. At the same time, the fair value of the interest in Jackson distributed to the Group’s shareholders will be recognised directly as a reduction in Group equity. The Group intends to retain a 19.9 per cent voting interest (19.7 per cent economic interest) of Jackson post the demerger. This will be measured at fair value within the EEV results going forward.

12

5 Net core structural borrowings of shareholder-financed businesses

	2021 $m			2020 $m
	30 Jun			30 Jun			31 Dec
	IFRS basis	Mark-to- market value adjustment	EEV basis at market value	IFRS basis	Mark-to- market value adjustment	EEV basis at market value	IFRS basis	Mark-to- market value adjustment	EEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)		note (ii)	note (iii)
Holding company cash and short-term investmentsnote (i)	(1,393)	—	(1,393)	(1,907)	—	(1,907)	(1,463)	—	(1,463)
Central borrowings:
Subordinated debt	4,342	340	4,682	4,271	196	4,467	4,332	420	4,752
Senior debt	1,712	285	1,997	1,628	283	1,911	1,701	375	2,076
Bank loan	350	—	350	350	—	350	350	—	350
Total central borrowings	6,404	625	7,029	6,249	479	6,728	6,383	795	7,178

Total net central funds from continuing operations	5,011	625	5,636	4,342	479	4,821	4,920	795	5,715

Discontinued US operations – Jackson Surplus Notes				250	109	359	250	90	340

Net core structural borrowings of shareholder-financed businesses				4,592	588	5,180	5,170	885	6,055

Notes

(i)	Holding company includes centrally managed group holding companies.
(ii)	As recorded in note C5.1 of the IFRS financial statements.
(iii)

The movement in the value of core structural borrowings includes foreign exchange effects for pounds sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:

	2021 $m	2020 $m
	Half year	Half year	Full year
Mark-to-market value adjustment at beginning of period	885	633	633
Mark-to-market value adjustment on Jackson Surplus Notes reclassified as held for distribution	(90)	24	5
(Credit) charge included in the income statement from continuing operations	(170)	(41)	247
Other movements	—	(28)	—

Mark-to-market value adjustment at end of period	625	588	885

6 Comparison of EEV basis shareholders’ equity with IFRS basis shareholders’ equity

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Assets less liabilities before deduction of insurance funds	157,414	371,825	421,987
Less insurance funds (including liabilities in respect of insurance products classified as investment contracts under IFRS 4):
Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits fundsnote	(141,191)	(352,518)	(399,868)
Shareholders’ accrued interest in the long-term business	30,116	29,832	33,129
	(111,075)	(322,686)	(366,739)
Less non-controlling interests	(510)	(197)	(1,241)

Total net assets attributable to equity holders of the Company	45,829	48,942	54,007

Share capital	173	172	173
Share premium	2,645	2,635	2,637
IFRS basis shareholders’ reserves	12,895	16,303	18,068

IFRS basis shareholders’ equity, net of non-controlling interests	15,713	19,110	20,878
Shareholders’ accrued interest in the long-term business	30,116	29,832	33,129

EEV basis shareholders’ equity, net of non-controlling interests	45,829	48,942	54,007

Analysed as:
Continuing operations	43,162	35,399	41,926
Discontinued US operations	2,667	13,543	12,081

EEV basis shareholders’ equity, net of non-controlling interests	45,829	48,942	54,007

Note

The half year 2021 policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds exclude US operations’ policyholder liabilities following its classification as held for distribution and write down to its estimated fair value at 30 June 2021 which is consistent with the fair value recognised on IFRS basis. The half year 2020 and full year 2020 policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds included amounts relating to US operations.

13

7 Methodology and accounting presentation

The methodology and accounting presentation below are stated for the Group’s continuing business operations only. Following its classification as discontinued operations, the Group’s US operations are no longer included in covered business with comparatives being re-presented. Methodology applied for the discontinued US operations in the comparative results is provided in note 8 of the Group’s EEV financial statements for the year ended 31 December 2020.

(i) Methodology

(a) Covered business

The EEV basis results for the Group’s continuing operations are prepared for ‘covered business’ as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business (including the Group’s investments in joint venture and associate insurance operations), for which the value of new and in-force contracts is attributable to shareholders. The definition of long-term insurance business comprises those contracts falling under the definition for regulatory purposes. Africa operations are included within the covered business from 2021 following the change in the Group’s operating segments. Further details on the Group’s segments are provided in note B1.3 of the IFRS basis results. The amounts are shown within the continuing insurance segment for all periods.

The EEV basis results for the Group’s covered business are then combined with the post-tax IFRS basis results of the Group’s asset management and other operations (including interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that is not recharged/allocated to the insurance operations), with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

(b) Valuation of in-force and new business

The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 8(iii). These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 8(i), which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business

In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group’s new business sales reporting.

New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS 4. New business premiums for regular premium products are shown on an annualised basis.

New business profit represents profit determined by applying operating and economic assumptions as at the end of the period. New business profitability is a key metric for the Group’s management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

Valuation movements on investments

Investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit or loss for the period and shareholders’ equity as they arise.

The results for the covered business conceptually reflect the aggregate of the post-tax IFRS basis results and the movements in the additional shareholders’ interest recognised on an EEV basis. Therefore, the starting point for the calculation of the EEV basis results reflects the market value movements recognised on an IFRS basis.

(c) Cost of capital

A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group’s long-term business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The EEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

14

(d) Financial options and guarantees

Nature of financial options and guarantees

Participating products, principally written in Hong Kong, Singapore and Malaysia, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that typically accrue at rates set at inception and do not vary subsequently with market conditions. Similar to participating products, the policyholder charges incorporate an allowance for the cost of providing these guarantees, which, for certain whole-of-life products in Hong Kong, remains constant throughout varying economic conditions, rather than reducing as the economic environment improves and vice versa.

Time value

The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, such as separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 8(ii).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management.

(e) Level of required capital

In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For shareholder-backed businesses, the level of required capital has been set to an amount at least equal to local statutory notification requirements:

•	For China JV life operations, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime; and

•

For Singapore life operations, from 31 March 2020 the level of net worth and required capital is based on the Tier 1 Capital position under the new risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group’s GWS capital position, in order to better reflect free surplus and its generation;

(f) With-profits business and the treatment of the estate

For the Group’s relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders’ interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g) Internal asset management

In line with the EEV Principles, the in-force and new business results from long-term business include the projected future profit or loss from asset management and service companies that support the Group’s covered insurance businesses. The results of the Group’s asset management operations include the current period profit from the management of both internal and external funds. EEV basis shareholders’ other income and expenditure is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h) Allowance for risk and risk discount rates

Overview

Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

The risk-free rates are largely based on local government bond yields at the valuation date and are assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions that cannot be observed in the current market.

The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future shareholder cash flows for each product group in the embedded value model, rather than at a Group level.

15

Since financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance

The allowance for market risk represents the beta multiplied by the equity risk premium.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns across asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta. This approach contrasts with a top-down approach to market risk where the risks associated with each product are not directly reflected in the valuation basis.

The Group’s methodology allows for credit risk in determining the best estimate returns and through the market risk allowance, which covers expected long-term defaults, a credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

Allowance for non-diversifiable non-market risks

The majority of non-market and non-credit risks are considered to be diversifiable. An allowance for non-diversifiable non-market risks is estimated as set out below.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group’s covered business. For the Group’s businesses in less mature markets (such as the Philippines, Thailand and Africa) additional allowances of 250 basis points are applied. The level and application of these allowances are reviewed and updated based on an assessment of the Group’s exposure and experience in the markets. For the Group’s business in more mature markets, no additional allowance is necessary. At 30 June 2021, the total allowance for non-diversifiable non-market risk is equivalent to a $(3.4) billion (or (8) per cent) reduction to the embedded value of continuing long-term business operations.

(i) Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS financial statements.

(j) Taxation

In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

(ii) Accounting presentation

(a)	Analysis of post-tax profit

To the extent applicable, the presentation of the EEV basis profit or loss for the period from continuing operations is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS basis results. Operating results are determined as described in note (b) below and incorporate the following:

•	New business profit, as defined in note (i)(b) above;
•	Expected return on existing business, as described in note (c) below;
•	The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
•	Operating experience variances, as described in note (e) below.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Non-operating results comprise:

•	Short-term fluctuations in investment returns;
•	Mark-to-market value movements on core structural borrowings;
•	Effect of changes in economic assumptions; and
•	The impact of corporate transactions, if any, undertaken in the period.

Total profit or loss in the period attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(b) Investment returns included in operating profit

For the investment element of the assets covering the total net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

16

(c) Expected return on existing business

Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined after adjusting for the effect of changes in economic and operating assumptions in the current period on the embedded value at the beginning of the period, for example the unwind of discount on the value of in-force business and required capital is determined after adjusting both the opening value and the risk discount rates for the effect of changes in economic and operating assumptions in the current period.

(d) Effect of changes in operating assumptions

Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the end of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

(e) Operating experience variances

Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f) Effect of changes in economic assumptions

Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

17

8	Assumptions

(i)	Principal economic assumptionsnote (a)

The EEV basis results for the Group’s covered business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to risk-free rates of return at the end of the reporting period. Both the risk discount rate and expected rates of return are updated at each valuation date to reflect current market risk-free rates, with the effect that changes in market risk-free rates impact all projected future cash flows. The risk-free rates of return are largely based on local government bond yields and are assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions that cannot be observed in the current market. The risk-free rates of return are shown below for each of the Group’s insurance operations. Expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group’s long-term view.

As described in note 7(i)(h), risk discount rates are set equal to the risk-free rate at the valuation date plus allowances for market risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets. Risks that are explicitly allowed for elsewhere in the EEV basis, such as via the cost of capital and the time value of options and guarantees, as set out in note 2(i), are not included in the risk discount rates.

	Risk discount rate %
	New business			In-force business
	2021	2020		2021	2020
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China JV	7.6	7.9	7.7	7.6	7.9	7.7
Hong Kongnote (b)	2.4	1.8	2.0	2.7	2.7	2.1
Indonesia	9.2	10.6	8.9	10.6	10.6	10.0
Malaysia	5.4	5.5	4.4	5.8	5.6	4.9
Philippines	11.2	10.7	10.3	11.2	10.7	10.3
Singapore	3.2	2.5	2.3	3.7	3.0	2.9
Taiwan	3.5	2.8	3.0	2.6	2.4	2.5
Thailand	9.1	9.1	8.5	9.1	9.1	8.5
Vietnam	3.9	4.7	4.3	4.1	5.0	4.5
Total weighted averagenotes (b)(c)	5.2	4.4	4.1	4.2	4.1	3.6

	10-year government bond yield %			Equity return (geometric) %
	2021	2020		2021	2020
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China JV	3.1	2.9	3.2	7.1	7.4	7.2
Hong Kongnote (b)	1.5	0.7	0.9	5.0	3.6	4.4
Indonesia	7.1	7.8	6.5	11.4	12.6	10.8
Malaysia	3.4	3.0	2.6	6.9	7.0	6.1
Philippines	3.9	2.9	3.1	8.2	7.7	7.3
Singapore	1.6	1.0	0.9	5.1	5.0	4.4
Taiwan	0.5	0.5	0.3	4.5	5.0	4.3
Thailand	1.8	1.4	1.3	6.1	6.1	5.5
Vietnam	2.2	3.0	2.6	6.5	7.8	6.8
Total weighted average (new business)notes (b)(c)	2.7	2.1	2.1	6.2	6.0	5.8
Total weighted average (in-force business)notes (b)(c)	2.2	1.8	1.7	5.7	5.4	5.3

Notes

(a)	Expected long-term inflation assumptions range from 1.5 per cent to 5.5 per cent (30 Jun 2020: 1.5 per cent to 5.5 per cent; 31 December 2020: 1.5 per cent to 5.5 per cent).
(b)	For Hong Kong, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(c)

Total weighted average assumptions have been determined by weighting each business’s assumptions by reference to the EEV basis new business profit and the closing net value of in-force business. The half year 2021 weighted average assumptions include Africa operations following the change in the Group’s operating segments in 2021. The changes in the risk discount rates for individual businesses reflect the movements in the local government bond yields, changes in the allowance for market risk (including as a result of changes in asset mix) and changes in product mix.

(ii)	Stochastic assumptions

Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 7(i)(d).

•	The stochastic cost of guarantees is primarily of significance for the Hong Kong, Malaysia, Singapore, Taiwan and Vietnam businesses;

•	The principal asset classes are government bonds, corporate bonds and equity;

•	Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;

•	Equity returns are assumed to follow a log-normal distribution;

•	The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;

•	The volatility of equity returns ranges from 18 per cent to 35 per cent for all periods; and

•	The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for all periods.

18

(iii)	Operating assumptions

Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

Expense assumptions

Expense levels, including those of the service companies that support the Group’s long-term business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. An allowance is made for short-term required expenses that are not representative of the longer-term expense loadings of the relevant businesses. At 30 June 2021, the allowance held for these costs across the Group was $74 million. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged/allocated from the Group head office functions in London and Hong Kong that are attributable to the long-term insurance (covered) business. The assumed future expenses for the long-term insurance business allow for amounts expected to be recharged/allocated by the head office functions. Development expenses are allocated to covered business and are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged/allocated to the long-term insurance or asset management operations, primarily for corporate related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group.

Tax rates

The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 7(i)(j). The local standard corporate tax rates applicable are as follows:

%
China JV	25.0
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	2020 and 2021: 22.0; from 2022: 20.0
Malaysia	24.0
Philippines	up to 30 June 2020: 30.0; from 1 July 2020: 25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

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9	Insurance new business

	Single premiums			Regular premiums			Annual premium equivalents (APE)			Present value of new business premiums (PVNBP)
	2021 $m	2020 $m		2021 $m	2020 $m		2021 $m	2020 $m		2021 $m	2020 $m
Continuing operations:	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
China JVnote (b)	787	592	1,068	369	260	475	448	319	582	2,038	1,479	2,705
Hong Kong	132	78	184	240	380	741	253	388	758	1,991	2,671	5,095
Indonesia	122	112	226	105	112	244	117	123	267	485	494	1,154
Malaysia	37	45	90	207	118	337	211	123	346	992	688	2,023
Singapore	1,155	420	1,496	264	187	460	379	229	610	2,940	1,695	5,354
Growth markets:
Africanote (c)	7	8	17	65	53	110	66	54	112	144	—	—
Cambodia	—	—	—	7	4	10	7	4	10	30	20	45
Indianote (d)	143	102	225	98	73	154	112	83	177	579	298	902
Laos	—	—	—	—	—	1	—	—	1	1	—	3
Myanmar	—	—	—	1	—	—	1	—	—	1	—	1
Philippines	40	15	49	86	54	134	90	56	139	340	205	528
Taiwan	78	112	201	178	144	367	187	155	387	662	623	1,445
Thailand	75	65	122	92	84	171	99	90	183	406	389	768
Vietnam	20	9	21	111	94	234	113	95	236	771	611	1,564

Total continuing operations	2,596	1,558	3,699	1,823	1,563	3,438	2,083	1,719	3,808	11,380	9,173	21,587

Notes

(a)

The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the Group IFRS income statement.

(b)	New business in China JV is included at Prudential’s 50 per cent interest in the joint venture.
(c)	Half year 2021 new business includes Africa operations following the change in the Group’s operating segments in 2021.
(d)	New business in India is included at Prudential’s 22 per cent interest in the associate.

20

Independent auditor’s review report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

Conclusion

We have been engaged by the Company to review the European Embedded Value (EEV) basis supplementary financial information in the Half Year Financial Report for the six months ended 30 June 2021, which comprises the EEV results highlights for continuing operations, the movement in Group EEV shareholders’ equity, the movement in Group free surplus and the related explanatory notes including the basis of preparation. The EEV basis supplementary information should be read in conjunction with the condensed set of financial statements in the Half Year Financial Report.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information in the Half Year Financial Report for the six months ended 30 June 2021 is not prepared, in all material respects, in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 (“the EEV Principles”), using the methodology and assumptions set out in the notes to the EEV basis supplementary financial information.

Emphasis of matter – special purpose basis of preparation for the EEV basis supplementary information

We draw attention to the basis of preparation of the EEV basis supplementary information. As explained in the basis of preparation, the EEV basis supplementary information is prepared to provide additional information to users of the condensed set of financial statements in the Half Year Financial Report. As a result, the EEV basis supplementary information may not be suitable for another purpose. Our conclusion is not modified in respect of this matter.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the EEV basis supplementary financial information.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The directors are responsible for the preparation of the EEV basis supplementary information in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 (‘the EEV Principles’) using the methodology and assumptions set out in the notes on the EEV basis results.

Our responsibility

Our responsibility is to express to the Company a conclusion on the EEV basis supplementary financial information in the Half Year Financial Report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to provide a review conclusion to the Company on the EEV basis supplementary financial information. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Philip Smart

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

10 August 2021

21

Additional EEV financial information*

A	New business schedules from continuing operations

Basis of preparation

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous reporting periods. Insurance products refer to those classified as contracts of long-term insurance business for local regulatory reporting purposes.

The details shown for insurance products include contributions from contracts that are classified under IFRS 4, ‘Insurance Contracts’, as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS 4, primarily certain unit-linked and similar contracts written in insurance operations.

New business premiums reflect those premiums attaching to covered business, including premiums from contracts designed as investment contracts under IFRS reporting. Regular premium products are shown on an annualised basis.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New business profit has been determined using the EEV methodology set out in our EEV basis results supplement.

In determining the EEV basis value of new business written in the period when policies incept, premiums are included at projected cash flows on the same basis of distinguishing regular and single premium business as set out for local statutory basis reporting.

*	The additional financial information is not covered by the KPMG independent review opinion.

Notes to Schedules A(i) to A(iv)

(1)

Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) to eliminate the impact of exchange translation. The rates below are for US dollars (USD) against local currency.

	Closing rate at period end			Average rate for the period to date
USD : local currency	30 Jun 2021	30 Jun 2020	31 Dec 2020	Half year 2021	Half year 2020	Full year 2020
Chinese yuan (CNY)	6.46	7.07	6.54	6.47	7.03	6.90
Hong Kong dollar (HKD)	7.77	7.75	7.75	7.76	7.76	7.76
Indian rupee (INR)	74.33	75.50	73.07	73.33	74.16	74.12
Indonesian rupiah (IDR)	14,500.00	14,285.00	14,050.00	14,273.32	14,574.24	14,541.70
Malaysian ringgit (MYR)	4.15	4.29	4.02	4.10	4.25	4.20
Singapore dollar (SGD)	1.34	1.40	1.32	1.33	1.40	1.38
Taiwan dollar (TWD)	27.86	29.50	28.10	28.02	30.00	29.44
Thai baht (THB)	32.06	30.87	30.02	30.83	31.62	31.29
UK pound sterling (GBP)	0.72	0.81	0.73	0.72	0.79	0.78
Vietnamese dong (VND)	23,016.00	23,206.00	23,082.50	23,044.83	23,303.21	23,235.84

(2)

Annual premium equivalent (APE) is calculated as the aggregate of regular premiums on business written in the period and one-tenth of single premiums. Present value of new business premiums (PVNBP) are calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions applied in determining the EEV new business profit. APE sales are subject to rounding.

(3)	New business in China JV is included at Prudential’s 50 per cent interest in the joint venture.
(4)	New business in India is included at Prudential’s 22 per cent interest in the associate.
(5)	Mandatory Provident Fund (MPF) product flows in Hong Kong are included at Prudential’s 36 per cent interest in the Hong Kong MPF business.
(6)

Investment flows in the period exclude Eastspring Money Market Funds (MMF) gross inflow of $30,981 million (half year 2020: gross inflow of $48,234 million; full year 2020: gross inflow of $76,317 million) and net outflow of $(359) million (half year 2020: net inflow of $29 million; full year 2020: net inflow of $48 million). The flows also exclude any amounts managed by M&G plc, which was demerged from the Group in October 2019.

(7)	Balance sheet figures have been calculated at the closing exchange rates.

22

Schedule A(i) Insurance new business (AER and CER)

AER	Single premiums			Regular premiums			APEnote (2)			PVNBPnote (2)
Continuing operations	2021 Half year $m	2020 Half year $m	+/(-) %	2021 Half year $m	2020 Half year $m	+/(-) %	2021 Half year $m	2020 Half year $m	+/(-) %	2021 Half year $m	2020 Half year $m	+/(-) %
China JVnote (3)	787	592	33%	369	260	42%	448	319	40%	2,038	1,479	38%
Hong Kong	132	78	69%	240	380	(37)%	253	388	(35)%	1,991	2,671	(25)%
Indonesia	122	112	9%	105	112	(6)%	117	123	(5)%	485	494	(2)%
Malaysia	37	45	(18)%	207	118	75%	211	123	72%	992	688	44%
Singapore	1,155	420	175%	264	187	41%	379	229	66%	2,940	1,695	73%
Growth markets:
Africa	7	8	(13)%	65	53	23%	66	54	22%	144	—	—
Cambodia	—	—	—	7	4	75%	7	4	75%	30	20	50%
Indianote (4)	143	102	40%	98	73	34%	112	83	35%	579	298	94%
Laos	—	—	—	—	—	—	—	—	—	1	—	—
Myanmar	—	—	—	1	—	—	1	—	—	1	—	—
Philippines	40	15	167%	86	54	59%	90	56	61%	340	205	66%
Taiwan	78	112	(30)%	178	144	24%	187	155	21%	662	623	6%
Thailand	75	65	15%	92	84	10%	99	90	10%	406	389	4%
Vietnam	20	9	122%	111	94	18%	113	95	19%	771	611	26%

Total continuing operations	2,596	1,558	67%	1,823	1,563	17%	2,083	1,719	21%	11,380	9,173	24%

CER	Single premiums			Regular premiums			APEnote(2)			PVNBPnote(2)
Continuing operations	2021 Half year $m	2020 Half year $m	+/(-) %	2021 Half year $m	2020 Half year $m	+/(-) %	2021 Half year $m	2020 Half year $m	+/(-) %	2021 Half year $m	2020 Half year $m	+/(-) %
China JVnote (3)	787	643	22%	369	283	30%	448	347	29%	2,038	1,608	27%
Hong Kong	132	78	69%	240	380	(37)%	253	388	(35)%	1,991	2,671	(25)%
Indonesia	122	114	7%	105	114	(8)%	117	125	(6)%	485	505	(4)%
Malaysia	37	46	(20)%	207	123	68%	211	127	66%	992	714	39%
Singapore	1,155	441	162%	264	196	35%	379	240	58%	2,940	1,779	65%
Growth markets:
Africa	7	7	—	65	50	30%	66	51	29%	144	—	—
Cambodia	—	—	—	7	4	75%	7	4	75%	30	20	50%
Indianote (4)	143	103	39%	98	74	32%	112	84	33%	579	302	92%
Laos	—	—	—	—	—	—	—	—	—	1	1	—
Myanmar	—	—	—	1	—	—	1	—	—	1	—	—
Philippines	40	16	150%	86	57	51%	90	58	55%	340	215	58%
Taiwan	78	121	(36)%	178	154	16%	187	167	12%	662	666	(1)%
Thailand	75	67	12%	92	85	8%	99	92	8%	406	399	2%
Vietnam	20	10	100%	111	95	17%	113	97	16%	771	618	25%

Total continuing operations	2,596	1,646	58%	1,823	1,615	13%	2,083	1,780	17%	11,380	9,498	20%

23

Schedule A(ii) Insurance new business APE and PVNBP (AER and CER)

APE	2020 $m AER		2020 $m CER		2021 $m AER
Continuing operations	H1	H2	H1	H2	H1
China JVnote (3)	319	263	347	274	448
Hong Kong	388	370	388	370	253
Indonesia	123	144	125	147	117
Malaysia	123	223	127	228	211
Singapore	229	381	240	391	379
Growth markets:
Africa	54	58	51	57	66
Cambodia	4	6	4	6	7
Indianote (4)	83	94	84	95	112
Laos	—	1	—	1	—
Myanmar	—	—	—	—	1
Philippines	56	83	58	85	90
Taiwan	155	232	167	240	187
Thailand	90	93	92	93	99
Vietnam	95	141	97	141	113

Total insurance operations	1,719	2,089	1,780	2,128	2,083

PVNBP	2020 $m AER		2020 $m CER		2021 $m AER
Continuing operations	H1	H2	H1	H2	H1
China JVnote (3)	1,479	1,226	1,608	1,278	2,038
Hong Kong	2,671	2,424	2,671	2,419	1,991
Indonesia	494	660	505	671	485
Malaysia	688	1,335	714	1,361	992
Singapore	1,695	3,659	1,779	3,763	2,940
Growth markets:
Africa	—	—	—	—	144
Cambodia	20	25	20	25	30
Indianote (4)	298	604	302	610	579
Laos	—	3	1	2	1
Myanmar	—	1	—	1	1
Philippines	205	323	215	328	340
Taiwan	623	822	666	853	662
Thailand	389	379	399	381	406
Vietnam	611	953	618	958	771

Total insurance operations	9,173	12,414	9,498	12,650	11,380

Note

Comparative results for the first half (H1) and second half (H2) of 2020 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The H2 amounts are presented on year-to-date average exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and the year-to-date).

Schedule A(iii) Insurance new business profit and margin (AER and CER)

	2020 AER		2020 CER		2021 AER
Continuing operations:	HY	FY	HY	FY	HY
New business profit ($m)
China JV	127	269	138	288	228
Hong Kong	353	787	353	787	306
Indonesia	68	155	69	158	57
Malaysia	69	209	71	214	113
Singapore	123	341	130	353	215
Growth markets and other	172	440	178	447	257

Total insurance business	912	2,201	939	2,247	1,176

New business margin (NBP as a % of APE)
China JV	40%	46%	40%	46%	51%
Hong Kong	91%	104%	91%	104%	121%
Indonesia	55%	58%	55%	58%	49%
Malaysia	56%	60%	56%	60%	54%
Singapore	54%	56%	54%	56%	57%
Growth markets and other	32%	35%	32%	35%	38%

Total insurance business	53%	58%	53%	57%	56%

New business margin (NBP as a % of PVNBP)
China JV	9%	10%	9%	10%	11%
Hong Kong	13%	15%	13%	15%	15%
Indonesia	14%	13%	14%	13%	12%
Malaysia	10%	10%	10%	10%	11%
Singapore	7%	6%	7%	6%	7%
Growth markets and other	8%	8%	8%	8%	9%

Total insurance business	10%	10%	10%	10%	10%

24

Schedule A(iv) Investment flows and FUM (AER)

	2020 $m		2021 $m
Eastspring:	H1	H2	H1
Third-party retail:note (5)
Opening FUM	73,644	59,346	66,838
Net flows:note (6)
• Gross Inflows	19,983	17,329	17,491
• Redemptions	(28,009)	(19,931)	(18,281)

	(8,026)	(2,602)	(790)
Other movements	(6,272)	10,094	1,855

Closing FUMnote (7)	59,346	66,838	67,903

Third-party institutional:
Opening FUM	11,024	9,957	13,827
Net flows:
• Gross Inflows	1,621	1,494	1,264
• Redemptions	(1,957)	(502)	(983)

	(336)	992	281
Other movements	(731)	2,878	793

Closing FUMnote (7)	9,957	13,827	14,901

Total third-party closing FUM (excluding MMF and funds held on behalf of M&G plc)	69,303	80,665	82,804

25

B	Calculation of return on embedded value from continuing operations

Operating return on embedded value is calculated as the annualised EEV operating profit for the period as a percentage of average EEV basis shareholders’ equity from continuing operations. The average shareholders’ equity for the total continuing operations does not reflect the fact that, post demerger of the US business, the Group will continue to hold 19.7 per cent economic interest in Jackson which will be valued at fair value. This will increase shareholders’ equity and hence reduce the total continuing operations return on equity. There will be no change to the amounts shown for total insurance and asset management operations. Half year profits are annualised by multiplying by two.

	2021 $m	2020 $m
	Half year	Half year	Full year
EEV operating profit for the period	1,749	1,540	3,401
Operating profit attributable to non-controlling interests	(14)	(22)	(10)

EEV operating profit, net of non-controlling interests	1,735	1,518	3,391

Shareholders’ equity at beginning of period	41,926	38,369	38,369
Shareholders’ equity at end of period	43,162	35,399	41,926

Average shareholders’ equity	42,544	36,884	40,148

Operating return on average shareholders’ equity (%)	8%	8%	8%

New business profit over embedded value is calculated as the annualised EEV new business profit for the period as a percentage of average EEV basis shareholders’ equity from insurance and asset management operations.

	Half year 2021	Half year 2020	Full year 2020
New business profit ($ million)*	1,176	912	2,201
Average EEV basis shareholders’ equity from insurance and asset management operations ($ million)	44,712	38,328	41,819

New business profit on embedded value (%)	5%	5%	5%

*	New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests.

Average embedded value has been based on opening and closing EEV basis shareholders’ equity from insurance and asset management operations as follows:

	2021 $m	2020 $m
	Half year	Half year	Full year
Shareholders’ equity at beginning of period	44,317	39,320	39,320
Shareholders’ equity at end of period	45,107	37,336	44,317

Average shareholders’ equity	44,712	38,328	41,819

26

Risk Factors

A number of risk factors may affect Prudential’s business, financial condition, results of operations and/or prospects and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under ‘Forward-looking statements’.

Prudential’s approaches to managing risks are explained in the section of this document headed ‘Group Chief Risk and Compliance Officer’s report on the risks facing our business and how these are managed’.

1.	RISKS RELATING TO PRUDENTIAL’S FINANCIAL SITUATION

1.1

The Covid-19 pandemic had a significant impact on financial market volatility and global economic activity, increased operational disruption risks to the Group and has adversely impacted Prudential’s sales in affected markets and its financial condition, results of operations and prospects. The full extent of the longer-term impacts from the pandemic remains uncertain

The Covid-19 pandemic significantly increased the volatility of equity markets, interest rates and credit spreads, reduced market liquidity and reduced global economic activity. The potential adverse impacts to the Group of these effects are detailed in the Financial Market and Economic Conditions risk factor detailed below. However, the full extent of the long-term impact of the pandemic on financial markets and economic growth remains highly uncertain and unpredictable and will be influenced by the actions of governments, policymakers and the public. This includes the duration and effectiveness of vaccines and mitigating measures against the current and future variants of the coronavirus, including a continued reliance on restrictions of movement and the deployment of vaccination programmes (which may occur over a prolonged period of time), the effectiveness and timing of which remains uncertain across markets. Where these impacts are prolonged, this may affect the solvency position of Prudential’s subsidiaries and prevent or limit their ability to make remittances, adversely impacting the financial condition and prospects of the Group.

The regulatory and supervisory responses to the Covid-19 pandemic have been broad and continue to evolve, and have included increased scrutiny of the operational resilience, liquidity and capital strength (including the impact of making dividend payments) of financial services companies. As the global economy begins to recover from the effects of the pandemic, variations in the speed of economic recovery between markets, and the subsequent impact on their respective interest rates, inflation expectations and the relative strength of their currencies (and the associated impact on their foreign currency debt obligations) may have broader long-term adverse economic and financial consequences for the markets in which the Group operates which currently remain uncertain. Various governments have effected, or may effect, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and this may result in an increase in constitutional and political uncertainty in the markets in which the Group operates. Many governments are implementing Covid-19 vaccination programmes, and variable accessibility to supplies of vaccines that are effective against current and emerging variants of the coronavirus has the potential to contribute to an increase in geopolitical tensions. The longer term political, regulatory and supervisory developments resulting from the Covid-19 pandemic remain highly uncertain. These may include changes to government fiscal policies, laws or regulations aimed at increasing financial stability and/or measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments in addressing the pandemic. This may include requirements on private insurance companies and healthcare providers to cover the costs associated with the treatment of Covid-19 beyond contractual or policy terms.

The Covid-19 pandemic, and measures to contain it, have slowed economic and social activity in the Group’s geographical markets. While these conditions persist, the level of sales activity in affected markets has been, and will continue to be, adversely impacted through a reduction in travel and agency and bancassurance activity. In particular, sales in the Group’s Hong Kong business continue to be adversely impacted by the border restrictions in place with Mainland China, and any recovery will be dependent on the timing and extent of the easing of these restrictions and the return of Mainland China customers, which currently remains uncertain. These impacts may be prolonged in markets which continue to rely on containment measures based on restrictions of movement rather than vaccine deployment. The impact on economic activity and employment levels may result in an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The pandemic may also indirectly result in elevated claims and policy lapses or surrenders, with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group’s businesses. While these impacts to the Group have not been material to date, the full extent of the impact of the Covid-19 pandemic is currently highly uncertain and the Group’s claims and persistency experience to date and its current insurance assumptions cannot be taken as an indicator of future potential experience from the Covid-19 pandemic which may deteriorate significantly and have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

1

Disruption to Prudential’s operations may result where its employees, or those of its service partners and counterparties, contract Covid-19 or are affected by restrictions on movement; where office closures and other measures impacting working practices are effected, such as the imposition of remote working arrangements; and where quarantine requirements and isolation measures under local laws apply, and as a result of social distancing and/or other psychosocial impacts. While such measures are in place, there may also be an increase in attempts to compromise IT systems through phishing and social engineering tactics. The operations of Prudential’s service partners, (which subject the Group to the risks detailed in risk factor 2.8, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries) may be disrupted in different ways and to a more severe extent than the Group’s operations and may impact service delivery to the Group.

In some markets Prudential has implemented changes to its sales and distribution processes. These include virtual face-to-face sales of its products and the online recruitment, training and, where possible, licensing of agents. Such changes may increase or introduce new operational and regulatory risks, in particular those focused on customer outcomes and conduct. A failure to implement appropriate governance and management of these new or incremental risks may adversely impact Prudential’s reputation and brand and the results of its operations. In markets where the level of sales under these new processes is material or where such processes become permanent distribution channels, the commercial value of the Group’s existing sale and distribution arrangements, such as bancassurance arrangements, may be adversely impacted.

1.2

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects

Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential’s business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, during 2020 interest rates in countries relevant to Prudential have decreased to historic lows driven by the responses of central banks to mitigate the impact of the Covid-19 pandemic, and the subsequent reopening of the economy has resulted in inflationary pressures, which if sustained may drive higher interest rates impacting the valuation of fixed income assets. The transition to a lower carbon economy, the timing and speed of which is uncertain, may also result in greater uncertainty, fluctuations or negative trends in asset valuations, particularly for carbon intensive sectors.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include slowdowns or reversals in world economic growth (particularly where this is abrupt, as has been the case with the impact of the Covid-19 pandemic), fluctuations in global energy prices, changes in monetary policy in China, the US and other jurisdictions together with their impact on the valuation of all asset classes and effect on interest rates and inflation expectations, and concerns over sovereign debt. Other factors include the increased level of geopolitical and political risk and policy-related uncertainty (including the broader market impacts resulting from the trade negotiations between the US and China) and socio-political, climate-driven and pandemic events. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

•

Lower interest rates and reduced investment returns arising on the Group’s portfolios including impairment of debt securities and loans, which could reduce Prudential’s capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component in Asia and Jackson’s variable annuities; increase reinvestment risk for some of the Group’s investments from accelerated prepayments and increased redemptions; and/or have a negative impact on its assets under management and profit.

•

A reduction in the financial strength and flexibility of corporate entities which may result in a deterioration of the credit rating profile and valuation of the Group’s invested credit portfolio (which may result in an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads resulting in realised and unrealised credit losses. Similarly, mortgages and mortgage-backed securities in the Group’s investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, assumptions on the ability and willingness of governments to provide financial support may need to be revised.

•

Failure of counterparties who have transactions with Prudential (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments that could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or, adequacy of collateral. Concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.

•

Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined timeframe, such market conditions may result in the sale of these investments at below expected or recorded prices.

2

•

The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated on short notice, the Group may experience difficulty in doing so and may be forced to sell them at a lower price than it otherwise would have been able to realise.

•

A reduction in revenue from the Group’s products where fee income is linked to account values or the market value of the funds under management. In particular, equity price falls impact the amount of revenue derived from fees from the unit-linked products in the Group’s Asia business and from annuity contracts at Jackson where fees are charged on account and asset values. Sustained inflationary pressures which drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.

•

Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group’s anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to uncertainty over the accessibility of financial resources which in extreme conditions can impact the functioning of markets and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential’s issued funds and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate risk or credit risk.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. Increased inflation may also adversely impact the ability of consumers to purchase insurance products, particularly in lower income customer segments.

For some non-unit-linked products with a savings component, in particular those written in some of the Group’s Asia operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are less developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit and the solvency of its business units. In addition, part of the profit from the Group’s Asia operations is related to bonuses for policyholders declared on with-profits products, which are impacted by the difference between actual investment returns of the with-profits fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

Jackson writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Changes in markets, or deviations in policyholder behaviour experience from assumptions, may result in the need to hold additional reserves for these products, which may impact Jackson’s liquidity, require it to raise additional capital and/or adversely impact its net income. Jackson uses a derivative hedging programme to reduce its exposure to market risks arising on these guarantees. There may be circumstances where the derivatives that Jackson enters into to hedge its market risks may not sufficiently or effectively offset its exposures under the guarantees, or where its exposures may be over-hedged. This includes circumstances where:

•

The derivative markets for the instruments which most appropriately reflect the equity funds in which policyholders have invested may not be of sufficient size or liquidity to effectively hedge these risks;

•	Operational errors occur in the execution of Jackson’s hedging strategy; or

•

Actual experience materially deviates from the assumptions used in the models which inform Jackson’s hedging strategy. These assumptions include, amongst others, mortality, lapse, surrender and withdrawal rates and amounts of withdrawals, election rates, fund performance, equity market returns and volatility, interest rate levels and correlation among various market movements.

3

If the results from Jackson’s hedging programs do not correlate with the economic effect of changes in benefit exposures to customers, it could experience economic losses and increased volatility in its earnings which could adversely impact the Group’s business, financial condition and results of operations. The cost of any guarantees that remain unhedged will also affect Jackson’s results. Periods of significant and sustained downturns in securities markets, increased equity volatility, reduced interest rates, or deviations in expected policyholder behaviour could also increase the cost of hedging beyond that anticipated in the pricing of the products being hedged and could produce losses not addressed by the risk management techniques employed. In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential’s Group International Financial Reporting Standards (‘IFRS’) reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

Also, Jackson has a mix of spread-based and mortality business with assets invested in fixed-income securities and its results are therefore affected by fluctuations in prevailing interest rates. In particular, stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

1.3	As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this ‘Risk Factors’ section.

As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential’s subsidiaries are subject to applicable insurance, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits) that can limit their ability to make remittances. In some circumstances, including where there are changes to general market conditions, this could limit Prudential’s ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential’s subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.4

Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to the Group and impact its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations and prospects

The Group is exposed to geopolitical and political risks and uncertainty in the markets in which it operates. Such risks may result from the application of protectionist or restrictive economic and trade policies with specific markets, regulations and executive powers which increase trade barriers with specific markets or restrict trade, financial transactions, transfer of capital and/or investment with specific territories, companies or individuals which could impact on the macroeconomic outlook and the environment for global financial markets; international trade disputes such as the implementation of trade tariffs; the withdrawal from existing trading blocs or agreements; and measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment of foreign-owned businesses under regulations and tax rules. Many governments are implementing Covid-19 vaccination programmes, and differences in accessibility to supplies of vaccines that are effective against current and emerging variants of the coronavirus have the potential to contribute to an increase in geopolitical tensions.

Geopolitical and political risks and uncertainty may also adversely impact the Group’s operations and its operational resilience. Increased geopolitical tensions may increase cross-border cyber activity and therefore increase cyber security risks. Geopolitical and political tensions may also lead to civil unrest and/or acts of civil disobedience. Such events could impact operational resilience by disrupting Prudential’s systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential’s business, financial condition, results of operations and prospects.

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Responses by the US, UK and other governments to constitutional or legislative changes in Hong Kong, which continue to develop, may adversely impact Hong Kong’s economy with potential adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts regional and head office functions. For internationally active groups such as Prudential, operating across multiple jurisdictions, government responses, measures and counter-measures may also add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factor 3.1 below.

1.5	Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers of such debt are located and to the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur as has happened on occasion in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group’s investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.

If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

1.6	Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders, and the Group’s ability to compete for acquisition and strategic opportunities. Downgrades may also impact the Group’s financial flexibility, including its ability to issue commercial paper at current levels and pricing. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. Any such downgrades could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may therefore take in response to the actions of rating agencies, which could adversely affect its business.

Further, the proposed demerger of Jackson, or events connected to the proposed demerger of Jackson, may cause credit rating agencies to revisit their current views on the financial strength of the post-Jackson demerger retained Group (the ‘Post-Demerger Prudential Group’). This may result in downgrades in the credit ratings of one or more members of the Post-Demerger Prudential Group where credit rating agencies consider that the risks described elsewhere in this document increase the risk profile of the Post-Demerger Prudential Group, and/or that the capital position of the Post-Demerger Prudential Group has weakened.

Any such downgrade of the Post-Demerger Prudential Group could have an adverse effect on Prudential’s financial flexibility, requirements to post collateral under or in connection with transactions to which they are a party and ability to manage market risk exposures. In addition, the interest rates or other costs that the Post-Demerger Prudential Group incurs in respect of its financing activities may increase as a result. A credit rating downgrade may also affect public confidence in the Post-Demerger Prudential Group’s products and may adversely impact on its ability to market products, retain current policyholders or attract new policyholders.

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1.7	Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential’s businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s operations generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential’s consolidated financial statements upon the translation of results into the Group’s presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in US dollars, which is the currency in which a large proportion of the Group’s earnings and assets and liabilities are denominated or to which they are linked (such as the Hong Kong dollar). There remain some entities within the Group the results of which are not denominated in or linked to the US dollar and transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and transactions and the risks from the maintenance of the Hong Kong dollar peg to the US dollar.

2.	RISKS RELATING TO PRUDENTIAL’S BUSINESS ACTIVITIES AND INDUSTRY

2.1	The proposed demerger of the Jackson Group (‘the Jackson Demerger’) carries with it execution risk and will continue to require significant management attention

The proposed Jackson Demerger, which if successful, would result in two separately listed companies, each with its own distinct investment prospects, is subject to a number of factors and dependencies, such as prevailing market conditions, geopolitical events and external approvals (including those from regulators and shareholders). Therefore, there can be no certainty that the proposed demerger will be implemented on the anticipated timetable, or that it will be completed as proposed (or at all). In addition, preparing for and implementing the proposed demerger of Jackson is expected to require significant time from management, and management time will continue to be required in respect of any future sale of Prudential’s remaining stake in Jackson. Management’s attention may be diverted from other aspects of Prudential’s business as a result.

Failure to complete the proposed demerger of Jackson would result in the potential benefits of the separation not being realised and may have an adverse effect on the reputation of Prudential and on the external perception of its ability to implement large-scale projects successfully. See risk factor 2.2 below.

2.2	Following the Jackson Demerger, the Post-Demerger Prudential Group will be subject to several risks which if they materialise, could adversely affect Prudential’s business

(a)	The Post-Demerger Prudential Group may fail to realise any or all of the anticipated benefits of the Jackson Demerger

The realisation of the anticipated benefits of the Jackson Demerger is subject to a number of factors, including many which are outside the control of the Post-Demerger Prudential Group. As such, if the Jackson Demerger is completed, there can be no assurance that Prudential will realise the anticipated benefits of the transaction, or that the Jackson Demerger and/or the future sale of Prudential’s remaining stake in the Jackson Group will not adversely affect the trading value or liquidity of the shares of either or both of the two businesses.

If the proposed Jackson Demerger does complete, Prudential will continue to hold shares in Jackson. The value of Prudential’s retained shareholding may be lower than anticipated or may subsequently decline, and the gross proceeds due to Prudential from any future sale may be lower than anticipated.

The Post-Demerger Prudential Group will face a number of challenges relating to the implementation of the proposed Jackson Demerger. There may be adverse financial, operational, regulatory, customer and reputational implications if Prudential fails (either wholly or in part) to meet these challenges. Such adverse implications could impact on the ordinary course business of the Post-Demerger Prudential Group and, consequently, its financial condition, results, profitability and/or prospects.

Failure to complete the Jackson Demerger would result in the potential benefits of the separation not being realised and may have an adverse effect on the reputation of Prudential and on the external perception of its ability to implement large-scale projects successfully. This may be the case even where the failure to implement the proposed demerger of Jackson is due to factors outside the control of Prudential. A failure to complete the proposed Jackson Demerger may also result in increased regulatory scrutiny on Prudential, in particular where the reasons for the proposed demerger of Jackson not proceeding are internal to Prudential.

(b)	Indemnities have been given under the Jackson Demerger agreement by Prudential in favour of the Jackson Group

Prudential and Jackson have entered into a demerger agreement, which governs the post-Jackson Demerger obligations of the Post-Demerger Prudential Group and the Jackson Group and contains, among other provisions, indemnities under which Prudential indemnifies the Jackson Group against liabilities arising in respect of the Post-Demerger Prudential Group (other than Jackson’s business).

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Although it is not anticipated that Prudential will be required to pay any substantial amount pursuant to such indemnity obligations, if any amounts payable under the indemnities are substantial, this could have a material adverse effect on the financial condition and/or results of Prudential.

(c)	Prudential may incur liabilities in connection with the proposed demerger of Jackson

In addition, in connection with the proposed demerger of Jackson, Prudential could be liable for any material misstatements or omissions of material facts contained within Jackson’s Form 10 registration document, or for any fraudulent, intentional or reckless misleading disclosure in connection with the Jackson shares under the US Securities and Exchange Act of 1934. Claims may be brought against Prudential by Jackson’s shareholders and other third parties, and if those claims are not successfully defended, Prudential may have to pay compensation which may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects.

(d)	The Post-Demerger Prudential Group will form a smaller group

Following the Jackson Demerger, the Post-Demerger Prudential Group will no longer own the companies and assets that comprise the Jackson Group and therefore will be smaller. As a result, should any part of the Post-Demerger Prudential Group’s business underperform, this would have a larger relative impact on its financial condition, results, profitability and/or prospects than it would have had before the Jackson Demerger. Joint venture businesses (which subject the Group to the risks detailed in the risk factor entitled ‘Prudential operates in certain markets with joint venture partners, minority shareholders and other third parties, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries’) will also contribute a larger relative proportion of the Group’s profitability. The Post-Demerger Prudential Group may also have reduced scope to redeploy capital within its group to facilitate strategic initiatives and/or absorb the impact of unexpected events.

(e)	Following the Jackson Demerger, the Post-Demerger Prudential Group will be less diversified

The geographical diversification of the Post-Demerger Prudential Group after the Jackson Demerger will be narrower than that of the Group at the date of this document. This means that adverse financial market movements or economic conditions in the region and/or in one of the markets in which the Post-Demerger Prudential Group operates may have a larger relative impact on the capital position, financial condition, results, profitability and/or prospects of the Post-Demerger Prudential Group than they would have done prior to the Jackson Demerger. This may include the long-term adverse economic consequences driven by the variation in speed of economic recovery from the Covid-19 pandemic outlined in the ‘Covid-19’ risk factor detailed above.

The Group is exposed to geopolitical and political risks, as well as associated regulatory risks, in the markets in which it operates. See risk factor 1.4 above and risk factor 3.1 below.

If geopolitical and political risks impacting specific regions materialise, the reduction in the geographic diversification resulting from the Jackson Demerger means that they may have a larger relative impact on the Post-Demerger Prudential Group’s business than they would have had prior to the Jackson Demerger. These risks to the Post-Demerger Prudential Group may also become more pronounced as a larger proportion of the Post-Demerger Prudential Group’s operations will be comprised of markets with higher geopolitical and political risk exposure, which may be subject to increased regulatory uncertainty and financial crime risks.

The regulatory risks arising from geopolitical and political risk exposure may include the application of measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment of foreign-owned businesses under regulations and tax rules which may result in the reduction in new business sales and renewals, contributions from business units to the central cash balances and profit of the Post-Demerger Prudential Group. It may also increase the risk of Prudential being subject to regulatory requirements and obligations, for instance with respect to financial crime, including anti-money laundering, and sanctions compliance. Any failure to comply with regulatory requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions for the Group. See risk factor 3.1 below.

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(f)	Immediately upon completion of the Jackson Demerger, the Post-Demerger Prudential Group will continue to hold shares in Jackson but cease to have any control

Immediately upon completion of the Jackson Demerger, the Post-Demerger Prudential Group will retain a 19.9 per cent. voting interest (and a 19.7 per cent. economic interest) in the total common stock of Jackson. The Group intends to reduce this investment to less than 10 per cent. within 12 months of the completion of the Jackson Demerger. The Post-Demerger Prudential Group will not have the ability to control Jackson’s strategic, financial and operational decisions. Jackson may conduct its business in a manner that differs from the manner in which the Post-Demerger Prudential Group might have conducted the business had it retained control, may fail to develop its business or may fail to meet the expectations of investors. Jackson may also be subject to adverse publicity, increased regulatory scrutiny, or investigations by regulators or law enforcement agencies. The Jackson Group’s strategy and operations rely on modelling and other assumptions related to its business including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and determining hedging requirements, and errors or limitations in these, or their inappropriate usage, may adversely impact its reported financial position and/or result in regulatory breaches, inappropriate decision-making, financial loss, or reputational damage. These factors could have an adverse effect on the reputation of the Jackson Group which, in turn, could have an adverse effect on the reputation of the Post-Demerger Prudential Group. It could also have an adverse impact on the market price of shares in Jackson, which may have an adverse effect on the value of the Post-Demerger Prudential Group’s retained investment in Jackson and the proceeds from selling this investment or any portion of it. The Post-Demerger Prudential Group’s retained investment in Jackson may fall in value as a result of any decrease in the market price of Jackson shares.

(g)	Following the Jackson Demerger, there will be no ongoing contributions by the Jackson Group to the central cash balances and profit of the Post-Demerger Prudential Group

The Jackson Group currently contributes to the central company cash balances and profit of the Group. Following the Jackson Demerger, the Post-Demerger Prudential Group will no longer receive these contributions, with the exception of dividends from its holding of Jackson shares (which will be significantly less than such contributions prior to the Jackson Demerger), and this may have a material adverse effect on the financial condition of the Post-Demerger Prudential Group.

2.3

The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks, may affect Prudential’s operational capability and capacity, and may adversely impact the Group and the delivery of its strategy if these initiatives fail to meet their objectives

Where required in order to implement its business strategies for growth, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements and maintain market competitiveness, Prudential from time to time undertakes Group restructuring, large-scale transformation and acquisitions and disposals across its business. Many of these change initiatives are complex, interconnected and/or of large scale, including a current focus on preparations for the Jackson Demerger, advancing the Group’s digital capability, expanding strategic partnerships and industry and regulatory-driven change. In the context of the proposed demerger of Jackson, additional costs and management resources may also be required to address any issues, whether or not arising from any failure to meet the challenges of separation and operating successfully as independent businesses, to ensure compliance with regulatory requirements, or from external factors. This may also affect the ability of the Post-Demerger Prudential Group to realise the anticipated benefits of the Jackson Demerger.

There may be a material adverse effect on Prudential’s business, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Additionally, there may be adverse non-financial (including operational, regulatory, conduct and reputational) implications for the Group. These initiatives inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group.

Implementing further initiatives related to significant regulatory changes, such as IFRS 17 and the transition to a legislative framework in Hong Kong for the group-wide supervision of insurance groups, may amplify these risks. Risks relating to these regulatory changes are explained in the ‘Legal and Regulatory Risks’ risk factor below.

The speed of technological change in the business could outpace the Group’s ability to anticipate all the unintended consequences that may arise from such change. Innovative technologies, such as artificial intelligence, expose Prudential to potential information security, operational, ethical and conduct risks which, if improperly managed, could result in customer detriment and reputational damage.

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2.4

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends, and continued profitability depends upon management’s ability to respond to these pressures and trends

The markets for financial services in Asia and the US are highly competitive, with several factors affecting Prudential’s ability to sell its products and profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential’s potential to grow its business as quickly as planned. Technological advances, including the increased capability for gathering large volumes of customer health data and developments in capabilities and tools in analysing and interpreting such data (such as artificial intelligence and machine learning), may result in increased competition to the Group, both from within and outside the insurance industry, and may increase the competition risks resulting from a failure to be able to attract sufficient numbers of skilled staff.

In Asia, the Group’s principal competitors include global life insurers together with regional insurers and multinational asset managers. In most Asia markets, there are also local companies that have a material market presence.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the emergence of new distribution channels), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group’s existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may adversely impact Prudential’s ability to attract and retain customers and, importantly, may limit Prudential’s ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group’s business, financial condition, results of operations and prospects.

2.5

Adverse experience in the operational risks inherent in Prudential’s business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. These risks may also adversely impact Prudential through its partners which provide bancassurance and product distribution, outsourcing, external technology, data hosting and other services.

Exposure to such events could impact Prudential’s operational resilience and ability to perform necessary business functions by disrupting its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such events, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss, customer conduct risk impacts and may damage Prudential’s reputation and relationship with its customers and business partners.

Prudential’s business is dependent on processing a large number of transactions for numerous and diverse products. It also employs a large number of complex and interconnected IT and finance systems and models, and user developed applications in its processes to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital applications. Some of these tools form an integral part of the information and decision-making framework of Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, or reputational damage. The long-term nature of much of the Group’s business also means that accurate records have to be maintained securely for significant time periods. Further, Prudential operates in an extensive and evolving legal and regulatory environment (including in relation to tax) which adds to the complexity of the governance and operation of its business processes and controls.

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The performance of the Group’s core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, IT infrastructure and security, system development, data governance and management, compliance and other operational systems, personnel, controls and processes. During times of significant change, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third party providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential’s reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential’s IT, compliance and other operational systems, models and processes incorporate governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them. Prudential’s legacy and other IT systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

In addition, Prudential relies on the performance and operations of a number of bancassurance, outsourcing (including external technology and data hosting) and service partners. These include back office support functions, such as those relating to IT infrastructure, development and support and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners, and failure to adequately oversee the partner, or the failure of a partner (or of its IT and operational systems and processes) could result in significant disruption to business operations and customers, which may have reputational or conduct risk implications and could have a material adverse effect on its business, financial condition, results of operations and prospects.

2.6

Attempts to access or disrupt Prudential’s IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential’s customers and employees and reputational damage, which could have material adverse effects on the Group’s business, financial condition, results of operations and prospects

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its IT systems or compromise the integrity and security of data (both corporate and customer), which could result in disruption to key operations, make it difficult to recover critical services or damage assets, any of which could result in loss of trust from Prudential’s customers and employees, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential’s increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the 2016 designation of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Ransomware campaigns remain a persistent threat to the financial services sector, with recent highly publicised attacks on financial services companies. Further, there have been changes to the threat landscape in recent years and the risk from untargeted but sophisticated and automated attacks has increased.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold customer, shareholder and employee data securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes are employed. A failure to do so may result in regulatory scrutiny and sanctions and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, its ability to deliver on its long-term strategy and therefore the results of its operations. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology.

The risk to the Group of not meeting these requirements and expectations may be increased by the development of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale, and the use of complex tools, machine learning and artificial intelligence technologies to process, analyse and interpret this data. Regulatory developments in data protection worldwide may also increase the financial and reputational implications for Prudential if a significant breach of its (or its third party suppliers’) IT systems or data occurred. The international transfer of data may, as a global organisation, increase regulatory risks for the Group. Although Prudential has experienced or has been affected by cyber and data breaches, to date, it has not identified a failure or breach, or an incident of data misuse in relation to its legacy and other IT systems and processes which has had a material impact. However, Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as ‘denial of service’ attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns, and there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential’s business, financial condition, results of operations and prospects.

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2.7

Prudential’s digital health application, Pulse, has seen increasing adoption in Asia and as the markets in which it operates, its user base, features, partnerships and product offerings develop, existing business risks to the Group may be increased and new risks may be introduced

Prudential’s digital health application, Pulse, is subject to a number of the risks discussed within this ‘Risk Factors’ section. In particular, these include risks related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security, cyber and data privacy; the use of models (including those using artificial intelligence) and personal data; the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to a number of factors:

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The number of current and planned markets in which the application operates, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain or change at pace, may increase regulatory compliance risks.

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The implementation of planned application features and offerings may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently.

•

The increased volume, breadth and sensitivity of data on which the business model of the application is dependent and to which the Group has access, holds, analyses and processes through its models, which increases data security, privacy and usage risks. The use of complex models, including where they use artificial intelligence for critical decision-making, in the application’s features and offerings may give rise to operational, conduct, litigation and reputational risks where they do not function as intended.

•

The application and its services rely on a number of third party partners and providers, which may vary according to market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks.

New product offerings may be developed and provided through the application, which may introduce new regulatory, operational, conduct and strategic risks for the Group.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy.

2.8

Prudential operates in certain markets with joint venture partners, minority shareholders and other third parties, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third party arrangements. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions.

Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group’s product distribution is carried out through agency arrangements in Asia and arrangements with third parties not controlled by Prudential such as bancassurance and broker-dealer networks in the US and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party, material failure in controls (such as those pertaining to the third party system failure or the prevention of financial crime) or failure to meet any regulatory requirements could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects.

2.9

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s business, financial condition, results of operations and prospects

In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group’s businesses are subject to inflation risk. In particular, the Group’s medical insurance businesses in Asia are also exposed to medical inflation risk.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations.

Assumptions about future expected levels of mortality are of relevance to the Guaranteed Minimum Withdrawal Benefit (‘GMWB’) of Jackson’s variable annuity business.

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A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson’s portfolio of variable annuities and across product lines in Asian markets. Prudential’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group’s results of operations could be adversely affected. Furthermore, Jackson’s variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

In addition, Prudential’s business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group’s claims experience. The risks to the Group resulting from the Covid-19 pandemic are included in the ‘Covid-19’ risk factor detailed above.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; and the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

2.10	Prudential is exposed to ongoing risks as a result of the demerger of M&G plc (the ‘M&G Demerger’)

On 21 October 2019, Prudential completed the M&G Demerger and, in connection with this, Prudential entered into a demerger agreement with M&G plc. Among other provisions, the demerger agreement contains a customary indemnity under which Prudential has agreed to indemnify M&G plc against liabilities incurred by the M&G plc group that relate to the business of the Group. Although it is not anticipated that Prudential will be required to pay any substantial amount pursuant to such indemnity obligations, if any amount payable thereunder is substantial this could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

3.	LEGAL AND REGULATORY RISKS

3.1

Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and their interpretations and any accounting standards, in the markets in which it operates

Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may be material to Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position), the regulation of selling practices, and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

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In the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime including anti-money laundering and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions or restrictions on the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity of legal and regulatory compliance. Compliance with Prudential’s legal or regulatory obligations, including those in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high. Following the demerger of Jackson, these regulatory risks may become more pronounced for the Group as markets with higher inherent geopolitical and political risk exposure will form a larger proportion of Prudential’s operations.

Further information on specific areas of regulatory and supervisory requirements and changes are included in the sub-sections below.

(a)	Group-wide Supervision

With effect from 21 October 2019, the Group-wide supervisor of Prudential changed to the Hong Kong IA. To align Hong Kong’s regulatory regime with international standards and practices, the Hong Kong IA has developed a new Group-wide Supervision (‘GWS’) Framework for multinational insurance groups under its supervision. The GWS Framework is based on a principle-based and outcome-focused approach, and allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. On 24 July 2020, the Insurance (Amendment) (No. 2) Ordinance, being the enabling primary legislation providing for the GWS Framework, was enacted and it became effective on 29 March 2021. Further subsidiary legislation, including the Insurance (Group Capital) Rules also became effective on 29 March 2021. The legislation is supported by the guideline on group supervision released by the Hong Kong IA on 14 May 2021. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021, subject to transitional arrangements allowed in legislation which have been agreed with the Hong Kong IA.

These transitional arrangements allow all debt instruments, both senior and subordinated, issued by Prudential to be included as eligible Group capital resources.

Whilst the regulatory requirements have been finalised and are in effect, given the untested nature of the regime, there is a risk that the interpretations of the principle-based regulatory requirements made by the Group in preparing for compliance with the regulatory requirements may differ in some aspects from the interpretations made by the Hong Kong IA in their supervision of these principle-based regulatory requirements or as a result of the potential for further regulatory guidance to be issued.

(b)	Global regulatory requirements and systemic risk regulation

Currently there are also a number of ongoing global regulatory developments which could impact Prudential’s businesses in the many jurisdictions in which they operate. These include the work of the Financial Stability Board (the ‘FSB’) in the area of systemic risk including the reassessment of the designation of Global Systemically Important Insurers (‘G-SIIs’), and the Insurance Capital Standard (the ‘ICS’) being developed by the International Association of Insurance Supervisors (the ‘IAIS’). In addition, regulators in a number of jurisdictions in which the Group operates are further developing their local capital regimes. There remains a high degree of uncertainty over the potential impact of such changes on the Group.

Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the FSB continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The IAIS has continued to focus on the following key developments:

In November 2019 the IAIS adopted the Common Framework (‘ComFrame’) which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (‘IAIGs’). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The IAIS has also been developing the ICS as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners (‘NAIC’).

The FSB has suspended Global Systemically Important Insurers (‘G-SII’) designations until completion of a review to be undertaken in 2022. Concurrently, the FSB endorsed a new Holistic Framework (‘HF’), intended for the assessment and mitigation of systemic risk in the insurance sector which was implemented by the IAIS. As part of the HF, many of the previous G-SII measures have already been adopted into the Insurance Core Principles (‘ICPs’) and ComFrame. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate.

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There continues to be material change in the regulatory guidance in this area, including several areas still in development as part of the IAIS’ HF implementation and any new or changing regulations could have a further impact on Prudential. Recent examples in this area include:

•	The IAIS is proposing to introduce liquidity metrics to be used as ancillary indicators, with a second consultation set to follow the phase 1 consultation which was completed in February 2021.

•	A consultation on an application paper on macroprudential supervision was also launched by the IAIS in March 2021.

•

The FSB published its 2020 Resolution Report in November 2020, highlighting intra-group connectedness and funding in resolution as key areas of attention for its work on resolution planning. Resolution regimes will continue to be a near term focus in the FSB’s financial stability work, potentially being a key tool in informing decisions around the reformed G-SII designation in 2022. The IMF released a Financial System Stability Assessment for Hong Kong in June 2021. One of the conclusions of the report was that there is room to further strengthen the macroprudential framework by enhancing systemic risk assessment and communication.

(c)	Regulatory developments in Asia

In the Group’s key Asia markets, reforms to insurance regulatory regimes are in progress, with some uncertainty on the full impact to Prudential:

•

In Hong Kong, the Hong Kong IA is seeking to align the territory’s insurance regime with international standards and has been developing a risk-based capital (‘RBC’) framework. The RBC framework will comprise three pillars: quantitative requirements, including assessment of capital adequacy and valuation; qualitative requirements, including corporate governance, Enterprise Risk Management as well as Own Risk and Solvency Assessment; and public disclosures and transparency of information. The rules with respect to the first pillar are expected to be finalised in 2021. The Hong Kong IA is also currently developing plans to enable early adoption of the framework.

•

In Malaysia, Bank Negara Malaysia (‘BNM’), the central bank of Malaysia, has initiated a multi-phase review of its current RBC frameworks for insurers and takaful operators which has been conducted since 2018. The review aims to ensure that the frameworks remain effective under changing market conditions, facilitate consistent and comparable capital adequacy measurement across the insurance and takaful industry, where appropriate, and achieve greater alignment with key elements of the global capital standards such as ICS, where appropriate. A discussion paper on proposals was issued on 30 June 2021 with responses due by 30 September 2021. The timing of the effective date of the updated rules currently remains uncertain.

•

In China, the China Banking and Insurance Regulatory Commission (‘CBIRC’) announced plans for its China Risk Oriented Solvency System (‘C-ROSS’) Phase II in 2017. Three quantitative impact studies have been performed in March, August and October 2020. The CBIRC has also released a draft C-ROSS Phase II technical specification in January 2021 for industry consultation. Implementation is expected in 2021 or 2022, although an official effective date has yet to be communicated.

The protection of customers is an increasing regulatory theme in the Asia region, including the following notable examples of proposals for regulatory change in this area:

•

The Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan (‘OJK’), has been revising investment linked products (ILP) regulations with the aim of increasing insurance penetration and better protecting customer interests and improving market conduct. The final regulations are expected to be issued in Q3 2021 and this will have implications for the product strategies and insurance and compliance risks for insurers.

•

In Malaysia, BNM issued a circular letter in Q1 2021 specifying requirements for the design and disclosure of ILPs which provide extension of coverage beyond the initial coverage term. These changes aim to improve the appropriateness of product design and the customer disclosures provided on ILP policy documents. The proposed effective date of the new requirements is currently 22 September 2021 and these are expected to materially impact insurer systems, disclosures, customer communications, sales conduct and post-sales calls processes.

The pace and volume of climate-related regulatory changes across Asia markets is increasing. Regulators including the Hong Kong Monetary Authority, the Monetary Authority of Singapore, BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to the environment and climate change. It is expected that other regulators in the region will develop similar requirements. These changes may give rise to compliance, operational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

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(d)	IFRS 17

The Group’s accounts are prepared in accordance with current IFRS applicable to the insurance industry. In May 2017, the IASB published its standard on insurance accounting (IFRS 17, ‘Insurance Contracts’) which replaces the current IFRS 4 standard. Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, ‘Insurance Contracts’, as amended, will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2023. The standard is subject to endorsement in the UK via the UK Endorsement Board. Prudential has a Group-wide implementation programme underway to implement this new standard. The effect of changes required to the Group’s accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. The implementation of this standard involves significant enhancements to the IT, actuarial and finance systems of the Group.

Apart from IFRS 17, any other changes or modification of IFRS accounting policies may also require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

(e)	Inter-bank offered rate (‘IBOR’) reforms

In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average benchmark (‘SONIA’) in the UK and the Secured Overnight Financing Rate (‘SOFR’) in the US could, among other things, impact the Group through an adverse effect on the value of Prudential’s assets and liabilities which are linked to or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

(f)	Investor contribution schemes

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

3.2

The conduct of business in a way that adversely impacts the fair treatment of customers, as well as the resolution of several issues affecting the financial services industry, could have a negative impact on Prudential’s business, financial condition, results of operations and prospects or on its relations with current and potential customers

In the course of its operations and at any stage of the product lifecycle, the Group or its intermediaries may conduct business in a way that adversely impacts the fair treatment of customers (‘conduct risk’). This may arise through a failure to: design, provide and promote products and services to customers that meet their needs, are clearly explained or deliver real value; provide and promote a high standard of customers service; maintain confidentiality of customer information; or appropriately respond to complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations (including those relating to the conduct of business), regulatory reviews of broader industry practices and products sold (including in relation to lines of business already closed) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry, including proposals for legislative and regulatory reforms.

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks. Any regulatory action arising out of the Group’s position as a product provider could have an adverse impact on the Group’s business, financial condition, results of operations and prospects, or otherwise harm its reputation.

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3.3	Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential’s business, financial condition, cash flows, results of operations and prospects.

3.4	Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s business, financial condition, results of operations and prospects.

The Organisation for Economic Co-operation and Development (‘OECD’) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0 (‘BEPS 2.0’). The project has two pillars. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises. G7 finance ministers agreed a set of high level principles to progress the project in June 2021, and the OECD issued a statement on 1 July 2021 providing some detail. G20 finance ministers endorsed the OECD statement in July 2021 and requested that the OECD develop a full set of proposals and a detailed plan for implementation by the next scheduled G20 finance ministers meeting in October 2021. Based on the 1 July 2021 OECD statement, it is unlikely that Prudential will be affected by proposals under the first pillar given a proposed exemption for regulated financial services companies. Prudential may be adversely impacted by proposals under the second pillar, which does not include an exemption for regulated financial services companies, as Prudential operates in a number of jurisdictions where the effective tax rate can be less than 15 per cent. Until the OECD proposals and implementation plan have been finalised, the full extent of the long-term impact on Prudential’s business, tax liabilities and profits remain uncertain.

4.	RISKS RELATING TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE (‘ESG’) MATTERS

4.1	The failure to understand and respond effectively to the risks associated with ESG factors could adversely affect Prudential’s achievement of its long-term strategy

The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG-related matters, are an increasingly material consideration for key stakeholders in achieving their own objectives and aims.

A failure to manage the material risks associated with key ESG themes detailed below may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and staff, its ability to deliver on its long-term strategy and therefore the results of its operations and long-term financial success.

(a)	Environmental risks

Environmental concerns, notably those associated with climate change, pose significant risks to Prudential and its customers. Prudential’s investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition, physical and litigation risks.

The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This climate-related transition risk may adversely impact the valuation of investments held by the Group, and the potential broader economic impact may adversely affect customer demand for the Group’s products. Prudential’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant country and company-level transition plans and which takes into consideration the impact on the economies, businesses and customers in the markets in which it operates and invests. The pace and volume of new climate-related regulation emerging across the markets in which the Group operates and the demand for externally assured reporting may give rise to compliance, operational and disclosure risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach.

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The Group’s ability to sufficiently understand and appropriately react to transition risk and its ability to deliver on its external carbon reduction commitments may be limited by insufficient or unreliable data on carbon exposure and transition plans for the assets in which it invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, will increasingly influence the longevity, mortality and morbidity risk assessments for the Group’s life insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in countries in which Prudential or its key third parties operate could impact the Group’s operational resilience and its customers.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasingly adverse implications for Prudential and its stakeholders.

(b)	Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group or its third parties operate. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. As an employer, the Group is also exposed to the risk of being unable to attract, retain and develop highly-skilled staff, which may increase if Prudential does not have in place responsible working practices or fails to recognise the benefits of diversity or promote a culture of inclusion. The potential for reputational risk extends to the Group’s supply chains and its investee companies, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties. Emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact claims under the Group’s insurance product offerings. As a provider of insurance and investment services, the Group is increasingly focused on digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group is therefore exposed to the regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

(c)	Governance risks

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers, staff and employees, through poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates.

Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third party suppliers increase the potential for reputational risks arising from poor governance.

ESG-related risks may directly or indirectly impact Prudential’s business and the achievement of its strategy and consequently those of its key stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group’s ESG strategy across operational, underwriting and investment activities, may adversely impact the financial condition and reputation of the Group and may negatively impact the Group’s stakeholders, who all have expectations, concerns and aims related to ESG matters, which may differ, both within and across the markets in which the Group operates. In its investment activities, Prudential’s stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how ESG considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Mark FitzPatrick
Name:	Mark FitzPatrick
Title:	Group Chief Financial Officer and Chief Operating Officer